Exhibit 99.2

CGG

limited liability corporation (société anonyme) with a board of directors with a share capital of €221,331

registered office: Tour Maine-Montparnasse, 33, avenue du Maine, 75015 Paris 969 202 241 RCS Paris

SECOND UPDATE TO THE REGISTRATION DOCUMENT

This update to the registration document (the “Update to the Registration Document”) was filed with the Autorité des marchés financiers on January 16, 2018 pursuant to article 212-13-IV of its general regulation. It supplements the registration document that was filed with the Autorité des marchés financiers on May 1, 2017, under number D.17-0486 (the “Registration Document”) as well as the first update to the Registration Document that was filed with the Autorité des marchés financiers on October 13, 2017, under number D.17-0486-A01 (the “First Update to the Registration Document”). The Registration Document, the First Update to the Registration Document and this Update to the Registration Document may only be used in support to a financial transaction if supplemented by a securities note approved by the Autorité des marchés financiers. They were prepared by the issuer and under the responsibility of their signatories.

Copies of the Registration Document, of the First Update to the Registration Document and of this Update to the Registration Document are available without cost at the registered office of CGG, Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, on the company’s website (www.cgg.com) as well as on the website of the Autorité des marchés financiers (www.amf-france.org).

DISCLAIMER

This document is a translation of CGG’s Deuxième Actualisation du Document de Référence dated January 16, 2018. The Deuxième Actualisation du Document de Référence, in its original French version, is publicly available at www.amf-france.org. This translation (the “Translation”) is provided for your convenience only. It does not include the translation of paragraph 9.4 “Table de concordance” of the Deuxième Actualisation du Document de Référence. This Translation has not been prepared for use in connection with any offering of securities. It does not contain all of the information that an offering document would contain.

General remarks

In this Update to the Registration Document, “CGG” and the “Company” mean CGG, société anonyme, and the “Group” means the Company and all of its consolidated subsidiaries.

Capitalized terms not otherwise defined in this Update to the Registration Document have the meaning ascribed to them in the First Update to the Registration Document.

This Update to the Registration Document contains information on the Group’s objectives as well as forward-looking statements. These information and statements are sometimes identified by the use of future or conditional tense and terms such as “thinks”, “expects”, “may”, “estimates”, “intends”, “considers”, “anticipates”, “should”, and other similar terms. The attention of the reader is drawn to the fact that the achievement of these objectives and forward-looking statements depends on circumstances or events that are expected to occur in the future. These forward-looking statements and information about the objectives may be affected by known and unknown risks, uncertainties and other factors that could cause the future results, performance and achievements of the Group to differ materially from the objectives set forth or suggested herein. These factors may include changes in economic and business environment, regulations, and the risk factors set out in Chapter 3 of the Registration Document and of the First Update to the Registration Document as updated by this update.

Investors are cautioned to carefully consider the risk factors described in Chapter 3 of the Registration Document and of the First Update to the Registration Document, as updated by this update, before making an investment decision. The realization of all or part of these risks may have a negative effect on the Group’s business, financial situation, results, its ability to achieve its objectives or the value of the Company’s shares.

TABLE OF CONTENTS

1	CGG Group		5

	1.1	Selected financial information	5

	1.6	Recent developments	7

	1.7	Legal structure – intra-group relations	12

	1.7.1	Structure chart	12

2	Environment, sustainable development & employees		13

	2.2	Employees	13

3	Risks and control		14

	3.1	Risk factors	14

	3.1.1	Risk factors associated with the Group’s financial restructuring	14

	3.1.2	Risks related to the business of the Company and its subsidiaries	17

	3.1.3	Risks related to the industry	18

	3.1.4	Risks related to the indebtedness of the Group	18

	3.5	Litigation and arbitral proceedings	20

4	Corporate governance		22

	4.2	Administration and management bodies	22

	4.2.1	Board of Directors	22

5	Compensation and benefits		24

6	Financial position, results and perspectives		26

	6.1	Review of the financial situation and results	26

	6.1.5	Financial information for the first nine months of the fiscal year 2017	26

	6.1.6	Presse release related to half year results and first nine months of the fiscal year 2017	59

	6.1.7	Significant events since September 30, 2017	82

	6.3	Perspectives	83

7	Company’s information and share capital		85

	7.2	General information regarding the share capital	85

	7.2.2	Share capital	85

	7.2.3	Description of the share buyback plan authorized by the general meeting held on May 27, 2016	85

	7.2.4	Authorized share capital not issued	86

	7.3	Main shareholders	87

	7.3.1	Allocation of the share capital and voting rights	87

	7.3.2	Market of the shares of the Company	88

9	Additional information		89

	9.1	Responsible persons	89

	9.1.1	Responsible persons	89

	9.1.2	Certificate	89

1.	CGG GROUP

Information relating to this chapter is described in the Registration Document updated by the First Update to the Registration Document. This information remains, as of the date of this update, accurate and is updated by the information set out below:

1.1.	SELECTED FINANCIAL INFORMATION

The table below describes the main consolidated financial information under IFRS for the nine-month periods ended September 30, 2016 and 2017 and for the third quarters of each of the 2016 and 2017 fiscal years.

	3rd quarter		Nine months ended September 30,
	2017	2016	2017	2016
(in millions of USD, except per share and ratio data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Result:
Operating revenues	320.1	264.0	919.3	867.2
Other income from ordinary activities	—	0.3	0.7	0.9
Cost of operations	(302.7)	(270.2)	(896.6)	(894.5)
Gross profit	17.4	(5.9)	23.4	(26.4)
Research and development expenses, net	(5.6)	(4.9)	(21.4)	(6.6)
Marketing and selling expenses	(13.9)	(13.9)	(41.0)	(46.4)
General and administrative expenses	(19.2)	(17.7)	(59.2)	(63.0)
Other revenues (expenses), net	(39.1)	(0.3)	(157.3)	(11.2)
Operating income	(60.4)	(42.7)	(255.5)	(153.6)
Cost of financial debt, net	(68.7)	(45.2)	(164.2)	(129.8)
Other financial income (loss)	4.3	0.2	3.2	(0.4)
Total income taxes	11.6	(3.2)	(11.5)	(15.9)
Net income (loss) from consolidated companies	(113.2)	(90.9)	(428.0)	(299.7)
Share of income (loss) in companies accounted for under equity method	(11.2)	3.0	(11.2)	2.9
Net income (loss)	(124.4)	(87.9)	(439.2)	(296.8)
Attributable to:
Owners of CGG SA $	(124.7)	(87.4)	(438.0)	(294.3)
Owners of CGG SA €	(105.6)	(78.6)	(396.1)	(265.0)
Non-controlling interests $	0.3	(0.5)	(1.2)	(2.5)
Net income (loss) per share:
Basic $	(5.64)	(3.95)	(19.79)	(14.46)
Basic €	(4.77)	(3.55)	(17.89)	(13.02)
Diluted $	(5.64)	(3.95)	(19.79)	(14.46)
Diluted €	(4.77)	(3.55)	(17.89)	(13.02)

(in millions of USD, except per share and ratio data)	September 30, 2017 (unaudited)	December 31, 2016
Assets:
Cash and cash equivalents	333.2	538.8
Working capital (3)	393.9	334.6
Property, plant and equipment, net	328.8	708.6
Multi-client surveys	817.8	847.9
Goodwill, net	1,233.0	1,223.3
Total assets	4,319.0	4,861.5
Financial debt (4)	2,903.9	2,850.4
Equity attributable to owners of CGG SA	583.0	1,120.7

(1)	Includes trade accounts receivable and related accounts, inventories and work in progress, tax assets, other current assets and assets held for sale, less trade accounts payables and related accounts, social payable, income taxes payable, advance payments, deferred income, short-term provisions and other current liabilities.
(2)	Includes long-term financial debts (including leases), short-term financial debts (including short-term leases), short-term bank borrowings and accrued interest.

	3rd quarter		Nine months ended September 30,
	2017	2016	2017	2016
(in millions of USD, except per share and ratio data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial historical data and other ratios:
EBIT(a) before RC(f)	(35.2)	(35.9)	(105.9)	(139.7)
EBIT after RC(f)	(71.6)	(39.7)	(266.7)	(150.7)
EBITDAS(b) before RC(f)	89.6	97.2	238.3	228.1
EBITDAS after RC(f)	53.2	93.4	77.5	217.1
Operating income before RC(f)	(24.0)	(38.9)	(94.7)	(142.6)
Operating income after RC(f)	(60.4)	(42.7)	(255.5)	(153.6)
Free cash-flow before RC(f)	(10.9)	(105.3)	(109.1)	(8.7)
Free cash-flow after RC(f)	13.7	(150.3)	(184.0)	(142.0)
Capital expenditures (tangible fixed assets) (c)	(13.3)	(22.8)	(50.2)	(68.7)
Investments in multi-client surveys, net cash	(53.7)	(79.0)	(162.0)	(241.8)
Net debt (d)	2,570.7	2,304.0	2,570.7	2,304.0
Financial debt (e)/ EBITDAS (b)	NA	NA	NA	NA
Net debt (d)/ EBITDAS (b)	NA	NA	NA	NA

(a)	Earnings before interest and taxes (EBIT) replaced the operating income as main indicator of the Group’s performance because of the significant businesses managed through our joint ventures. EBIT is defined as operating income plus our share of income in companies accounted for under the equity method. Other companies may present their EBIT differently. EBIT is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of the Group’s operating performance or any other measures of performance derived in accordance with IFRS.
(b)	EBITDAS is defined as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and allocation of free shares issued under performance conditions. EBITDAS is presented as additional information because it is one measure used by certain investors to determine operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS differently. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of the Group’s operating performance or any other measures of performance derived in accordance with IFRS.
(c)	Acquisition of fixed assets (including capitalized development expenditures and changes in liabilities on fixed assets; but excluded the acquisitions by lease).
(d)	“Net debt” means short-term bank overdrafts, short-term financial debts (including short-term leases), long-term financial debts (including long-term leases) less cash available and short-term investments).
(e)	Incudes the long-term financial debts (including leases), the short-term financial debts (including short-term leases), the short-term bank overdrafts and the accrued interests.
(f)	RC: Restructuring costs related to the Transformation Plan. The restructuring costs correspond to the costs related to the Group’s industrial transformation and its financial restructuring. They include in particular the costs of resizing the fleet, changing ownership and renegotiating ship charter contracts, personnel costs and site closure costs, and fees and expenses associated with the financial restructuring process.

1.6.	RECENT DEVELOPMENTS

Since the filing of the First Update to the Registration Document on October 13, 2017, the main events that occured regarding the financial restructuring process of the Group are described hereafter. In addition, the Group’s significant press releases since October 13, 2017 are set out in the Schedule to this update (except the press release related to the nine first months of the fiscal year 2017 which is set out in paragraph 6.1.6 of this Update).

Financial restructuring process

Structure of the Group’s indebtedness

As of December 31, 2017, the financial debt amounted to USD 2,955,332,566. The table below sets forth a breakdown of the Group’s financial indebtedness as of December 31, 2017:

Financial debt as of December 31, 2017	Total amount in principal, excluding accrued interests	Accrued interests	IFRS adjustments	Total
Secured Loans
French RCF (EUR tranche)	124,600,000	66,077		124,666,077
French RCF (USD tranche)	160,000,000	81,078	-586,102	159,494,976
US RCF (USD)	161,933,711	439,791	-290,202	162,083,300
TLB 2019 (USD)	337,845,969	202,521	-440,886	337,607,604

Total Secured Loans (in USD1)	809,212,460	802,636	-1,317,190	808,697,906

Senior Notes
Senior Notes 2020 (EUR)	400,000,000	26,502,777	-181,002	426,321,775
Senior Notes 2021 (USD)	675,625,000	46,949,726	-722,088	721,852,638
Senior Notes 2022 (USD)	419,636,000	27,728,032	-161,419	447,202,613

Total Senior Notes (in USD1)	1,574,981,000	106,462,538	-1,100,583	1,680,342,955

Convertible Bonds
Convertible Bonds 2019 (EUR)	34,933,352	435,471	-1,416,764	33,952,059
Convertible Bonds 2020 (EUR)	325,165,550	5,674,807	-28,505,283	302,335,074

Total Convertible Bonds (in EUR)	360,098,902	6,110,278	-29,922,047	336,287,133

Other debts
Leasing (USD)			58,097,646	58,097,646
Others (USD)	4,884,900			4,884,900

Total Other Debts (in USD1)	4,884,900		58,097,646	62,982,546

Total financial debt as of December 31, 2017 (in USD1)	2,820,944,973	114,593,231	19,794,362	2,955,332,566

(1)	On the basis of an exchange rate of EUR 1 = USD 1.1993.

Since September 30, 2017, the principal amount of financial debt excluding accrued interest increased by USD 17 million, including (i) USD 16.6 million related to the impact of currency exchange rates on debts denominated in euros, (ii) USD -0.6 million related to the repayment of the principal amount of financial debts in accordance with their original payment schedule, and (iii) USD 1.0 million of new debts incurred between September 30, 2017 and December 31, 2017 bringing total financial debt to USD 2,820.9 million.

Accrued interest increased over the period by USD 27.1 million, including (i) USD 24.7 million of interest on the Senior Notes, (ii) USD 2.0 million of interest on the Convertible Bonds and (iii) USD 0.4 million of interest on the Secured Loans and Other Debts. Taking into account interest accrued minus interest paid over the period, accrued interest was USD 114.6 million as of December 31, 2017.

IFRS adjustments increased by USD 6 million over the period, including USD 6.5 million related to amortization/currency exchange rate differences on capitalized costs and USD -0.5 million of IFRS debt reduction related to the Galileo property in Massy which is leased. Total IFRS adjustments amounted to USD 19.8 million as of December 31, 2017.

As of December 31, 2017:

(i)	the 2020 Senior Notes traded at a price reflecting a discount of 53.4% of their nominal value;

(ii)	the 2021 Senior Notes traded at a price reflecting a discount of 52.9% of their nominal value;

(iii)	the 2022 Senior Notes traded at a price reflecting a discount of 52.5% of their nominal value;

(iv)	the 2019 Convertible Bonds traded at a price reflecting a discount of 31.3% of their nominal value;

(v)	the 2020 Convertible Bonds traded at a price reflecting a discount of 82.7% of their nominal value.

Level of financial debt and liquidity after completion of the transactions contemplated in the Financial Restructuring Plan

Following the transactions contemplated in the Financial Restructuring Plan, the Group would benefit from a balance sheet with a level of gross financial debt reduced from approximately USD 2.95 billion to c. USD 1.2 billion. The indicated maturities of the new notes would be the following.

Based on the estimated EBITDAs for the year ended December 31, 2017, the net financial debt / EBITDAs ratio before RC1 (leverage ratio) will be, immediately after completion of the transactions contemplated in the safeguard plan, below 2x, while it would have exceeded 7x in the absence of any financial restructuring.

The restructuring would impact the Group’s liquidity as follows:

•	the implementation of the Financial Restructuring Plan would allow the Group to save, over the 2017-2019 period, a total net amount of nearly USD 225 million as financial cash costs (paid interests, principal amounts repaid) taking into account the specific costs incurred with respect to the restructuring (lawyers, advisory banks, experts, etc.) and the tax benefits arising out of the safeguard proceedings;

•	the Group’s available cash would be increased to nearly USD 300 million immediately after the completion date of the financial restructuring, corresponding to the remaining proceeds of (i) the Rights Issue with PSR, and (ii) of the issuance of the New Second Lien Notes, after payment of the various fees and backstop commissions and partial repayment of the Secured Loans;

•	the Group would be able to raise in the future additional secured debt, which would rank pari passu with the New First Lien Notes, up to an amount of USD 200 million, the lenders having accepted to share their security interests and collaterals up to a maximum amount of USD 900 million, being specified that following the restructuring, the New First Lien Notes would amount to USD 679 million.

The implementation of the Safeguard Plan

The draft safeguard plan was approved on July 28, 2017 by the committee of banks and financial institutions, and by the general meeting of bondholders. In addition, the different classes of affected creditors in the context of the Chapter 11 proceedings voted in favour of the Chapter 11 plan, which was confirmed by the relevant US court by an order dated October 16, 2017. The works council of the Company, which was also consulted with respect to the draft safeguard plan, rendered a favorable opinion during its meeting held on October 2, 2017.

In order to implement the draft restructuring plan, the necessary resolutions were approved by the Company’s general meeting of shareholders on November 13, 2017. The draft safeguard plan was then approved by judgment of the Commercial Court of Paris on December 1st , 2017 (the “Safeguard Plan” and, together with the Chapter 11 plan, the “Financial Restructuring Plan”). Finally, the judgment of the Commercial Court of Paris relating to the Safeguard Plan was recognized and made enforceable in the United States under the American exequatur procedure referred to as a “Chapter 15” proceeding, on December 21, 2017.

The definitive completion of the share capital reduction by reducing the unit par value of the Company’s shares to EUR 0.01, in accordance with the 18th resolution of the general meeting of shareholders held on November 13, 2017, was acknowledged by the Board of Directors on January 15, 2018. Consequently, as at the date of this update, the share capital of CGG amounts to EUR 221,331.49, represented by 22,133,149 shares each with a par value of EUR 0.01, all of the same class and fully paid up.

The transactions provided for under the Safeguard Plan and the Chapter 11 plan (including the Rights Issue with PSR) shall be regarded as a whole so that if one of them cannot be implemented, none of them will be implemented. The Restructuring Effective Date must occur before February 28, 2018 (or any later date as may be determined in accordance with the terms of the lock-up agreement entered into by the Company on June 13, 2017 (the “Lock-Up Agreement”) and the restructuring support agreement which provides for the backstop commitment of the DNCA Entities (the “Restructuring Support Agreement”). In addition, the date of settlement and delivery of the Rights Issue with PSR must occur concurrently with the settlement and delivery of the shares to be issued as part of the equitization of the Senior Notes and the Convertible Bonds, the settlement and delivery of the Warrants #1, the New Second Lien Notes, the Warrants #3, the Backstop Warrants and the Coordination Warrants.

The settlement and delivery of the Rights Issue with PSR and, more generally, the completion of the Financial Restructuring Plan (including the issue of the New First Lien Notes and the New Second Lien Notes) remain subject to the satisfaction (or waiver), prior to the settlement and delivery of the Rights Issue with PSR, of certain conditions precedent set forth in the private placement agreement dated June 26, 2017 (the “Private Placement Agreement”) and the preparatory documents for the issuance of the New First Lien Notes and the New Second Lien Notes (the “Preparatory Documents”). In addition, persons who have committed to subscribe to the New Second Lien Notes in the context of the Private Placement Agreement have the right, under certain conditions, to terminate such agreement prior to the settlement and delivery of the Rights Issue with PSR. The Restructuring Support Agreement providing for the backstop commitment of the DNCA Entities of the Rights Issue with PSR may be terminated under certain conditions, before the settlement and delivery of the Rights Issue with PSR (for more details, see paragraph 3.1.1.1).

[1]	RC: Restructuring costs related to the Transformation Plan. The restructuring costs correspond to the costs related to the Group’s industrial transformation and its financial restructuring. They include in particular the costs of resizing the fleet, changing ownership and renegotiating ship charter contracts, personnel costs and site closure costs, and fees and expenses associated with the financial restructuring process.

The settlement and delivery of the Rights Issue with PSR as well as the transactions provided for the Financial Restructuring Plan might not be implemented in the following cases:

(i)	the breach of any representation and warranty or any covenants made by the Company or certain of its subsidiaries pursuant to the Private Placement Agreement, in each case in any material respects;

(ii)	the absence of execution or delivery of the final documentation related to the issuance of the New First Lien Notes and the New Second Lien Notes;

(iii)	the occurrence or existence of any event having individually or in the aggregate a Material Adverse Effect (as such term is defined in paragraph 3.1.1.1 hereafter);

(iv)	a decision of a competent court or authority restraining or otherwise preventing the implementation of all or part of the Financial Restructuring Plan;

(v)	an insolvency event of the Company or certain of its subsidiaries (except as resulting from the Financial Restructuring Plan);

(vi)	a default under the Secured Loans or Senior Notes documentation, provided that such default has not been waived;

(vii)	a material breach of the Lock-Up Agreement by the Company or certain of its subsidiaries, any of the Senior Noteholders or any of the Secured Lenders, if such breach is not cured or remedied within five business days; or

(viii)	a material breach of the Restructuring Support Agreement by the Company that would have a significant adverse impact on the implementation or completion of the Financial Restructuring Plan, if not cured within five business days.

In the event that the settlement and delivery of the Rights Issue is not implemented, investors that acquired preferential subscription rights on the market would have acquired rights that are no longer valid, leading them to incur a loss equal to the purchase price of the preferential subscription rights. In addition, in such a case, the subscriptions to the Rights Issue with PSR will be cancelled and the amount of subscription prices paid will be returned without interest to the subscribers by the authorized intermediaries.

In the abovementioned cases, or if the implementation timetable is not respected, according to the Company cash flow forecasts, the Group liquidity may decrease below the required level to run the activities no later than the first quarter of 2018, hence jeopardizing the ability of the Group to continue as a going concern. In addition, a such case, the Group could be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and be wound up in the medium term, as the case may be, in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

Undertakings of the Company and certain of its creditors in the framework of the safeguard proceedings

(i)	Undertakings of the Company

Bpifrance Participations (which held, as of September 30, 2017, 9.35% of the share capital and 10.90% of the voting rights of the Company) voted in favor of the resolutions required to implement the Financial Restructuring Plan at the general meeting of shareholders held on 13 November 2017 on second convening, in light of the undertakings made by the Company, upon authorization from its Board of directors, in a letter dated October 16, 2017 sent to the supervising judge of the Paris Commercial Court (juge commissaire) and to the judicial administrator (administrateur judiciaire). Pursuant to such letter, the Company:

•	undertook to refrain from any form of disposal of its significant assets until December 31, 2019, pursuant to article L. 626-14 of the French Commercial Code, as such disposals are not provided for by its three-year business plan (the “Business Plan”); consequently should such disposals appear necessary due to the evolution of market conditions that would impede implementation of the Business Plan, the Company would have to request the prior authorization of the Commercial Court of Paris;

•	confirmed that the Business Plan does not provide for any form of disposal of significant assets held in France or abroad, including by its direct or indirect subsidiaries either; should the disposal of such significant assets be foreseen and likely to result in a substantial change to the means or goals of the draft safeguard plan, the Company would have to request the prior authorization from the Commercial Court of Paris, pursuant to article L.626-26 of the French Commercial Code; the Company will keep the necessary flexibility to take an active part, as the case may be, in the potential consolidation or other form of evolution that may occur in the seismic acquisition market;

•	confirmed that pursuant to the draft safeguard plan and in light of the underlying market assumptions of its Business Plan, no social or industrial restructuring is contemplated in France, it being noted that its strategic transformation plan, whose implementation was completed by the end of 2016, has already led to the reduction of the group’s workforce by half as compared to the end of 2013; more precisely, unless otherwise authorized by the Commercial Court of Paris, the Company undertook to refrain from any redundancy plan in France until December 31, 2019 and to maintain, and to do what is necessary for the French law subsidiaries it controls within the meaning of article L.233-3 of the French Commercial Code to maintain the decision centers currently located in France, including the Company’s registered office until December 31, 2022; and

•	undertook (i) not to take any measure to oppose the governance undertakings made by the Signatory Creditors (as defined below), it being specified however, that the Company assumes no responsibility, and the safeguard plan will not be at risk of being terminated pursuant to articles L.626-25 and L.626-27 of the French Commercial Code in the event one or more third parties separate from the Signatory Creditors were to hold a sufficient number of voting rights to impose a composition of the board of directors of the Company that would differ from the one provided for under these undertakings, and (ii) to have Bpifrance Participations participate in the discussions that will take place notably with the Signatory Creditors with respect to the new composition of the Company’s board of directors, in accordance with the provisions of the Lock-up Agreement (as this term is defined in paragraph 1.6 above).

The trustees in charge of overseeing the implementation of the plan (commissaires à l’exécution du plan), appointed by the Commercial Court of Paris, will issue a yearly report on the compliance with the undertakings that the Company makes under the Safeguard Plan and this letter, which have been acknowledged by the Commercial Court of Paris in its judgment approving the Safeguard Plan; any breach may potentially lead to the termination of the Safeguard Plan, in accordance with applicable laws and regulations. In accordance with article L. 626-26 of the French Code de commerce, any substantial change in the goals or the means of the Safeguard Plan can only be decided by the Court, further to a report by the commissaires à l’exécution du plan.

(ii)	Undertakings of certain Senior Notes holders creditors

Each of (i) Attestor Capital LLP2, (ii) Boussard & Gavaudan Asset Management LP3, and (iii) DNCA Finance, Oralie Patrimoine and DNCA Invest SICAV4 (each, a « Signatory Creditor ») agreed on the following undertakings, on October 16, 2017, upon request from the Direction Générale des Entreprises, which have been acknowledged by the Commercial Court of Paris in its judgment approving the Safeguard Plan on December 1st , 2017:

•	to have Bpifrance Participations involved in the discussions that will be notably held with each of the Signatory Creditors regarding the Company’s board of directors’ new composition, in accordance with the provisions of the Lock-up Agreement;

•	to vote, during the first ordinary shareholders’ meeting of the Company that will occur after the closing of the financial restructuring, in favor of the designation as director of candidates which will have been agreed between the Company’s current board of directors and the relevant Signatory Creditor in the context of the above referred process;

•	neither the relevant Signatory Creditor nor its affiliates or related persons shall be represented on the Company’s board of directors unless such Signatory Creditor or the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates (i) holds together 10% or more of the Company’s share capital or (ii) demonstrates the existence of fiduciary duties (including the duties of the relevant funds’ management companies to manage the money entrusted to them by investors in the best interest of such investors);

•	to vote in favor of any draft resolutions and, if necessary and subject to holding a sufficient shareholding in compliance with article L. 225- 105 of the French Commercial Code, to submit any draft resolutions to the shareholders’ meeting in order to maintain the Company’s board of directors composed of 60% of independent directors and that such composition of the board continues to reflect, in accordance with the current situation, the diversity of geographical origins of the members of the board of directors, while complying with the Company’s registered office location;

•	to vote in favor of any draft resolutions and, if necessary and subject to holding a sufficient shareholding in compliance with article L. 225- 105 of the French Commercial Code, to submit any draft resolutions to the shareholders’ meeting in order to ensure that the Company’s articles of association provide that any chief executive officer (directeur général) succeeding, as the case may be, the current chief executive officer (directeur général), will have his main place of residence located in France.

The above mentioned undertakings of each of the Signatory Creditors will become effective when all the transactions for the implementation of the Safeguard Plan are completed (with the exception of the first undertaking took effect as from countersignature of the letter by the Signatory Creditors). The undertakings will remain valid until December 31, 2019, subject to the corresponding Signatory Creditor remaining a shareholder of the Company, it being specified that no undertaking to keep shares of the Company has been entered into.

The trustees in charge of overseeing the implementation of the plan (commissaires à l’exécution du plan) appointed by the Commercial Court of Paris, will issue a yearly report on the compliance with the undertakings that the Signatory Creditors make under the above mentioned letters; any breach potentially leading to the termination of the safeguard plan, in accordance with applicable laws and regulations.

Each of the Signatory Creditors declared that it does not act in concert with any other Signatory Creditor, with Bpifrance Participations, or with any other third party.

Challenge of the draft safeguard plan by certain holders of Convertible Bonds and by the representative of the holders of Convertible Bonds

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed a claim against the Safeguard Plan approved by the committee of banks and assimilated creditors, and by the bondholders’ general meeting on July 28, 2017.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenged the treatment of their claims under the Safeguard Plan, arguing that the differences in treatment between the holders of Convertible Bonds and the holders of Senior Notes were not justified by the differences in their situations and would be, in any event, disproportionate.

On December 1, 2017, the Commercial Court of Paris declared that the claims filed by the holders of Convertible Bonds were inadmissible and approved the Safeguard Plan.

Four of these holders of Convertible Bonds (the companies Delta Alternative Management, Schelcher Prince Gestion, La Financière de l’Europe and HMG Finance) have appealed against the judgment that rejected the admissibility of their claims, which appeal shall be examined by the Court of Appeal of Paris during the hearing of pleadings on March 29, 2018.

As this appeal does not stay implementation, the Company believes that the restructuring transactions provided for under the Safeguard Plan may be implemented, without delay, subject to the following: the appellants could request the First President of the Court of Appeal of Paris to stay the enforcement of the judgment that sanctioned the Safeguard Plan, provided that the arguments underlying the appeal appear serious. If such a request were granted, the implementation of the Safeguard Plan would be delayed (see risk factor under paragraph 3.1.1.2). Although the Company believes that the occurrence of this risk before the completion of the transactions implementing the Safeguard Plan is limited, it cannot be excluded.

Moreover, after completion of the transactions implementing the Financial Restructuring Plan, if the Court of Appeal were to approve the appellants’ requests and reverse the judgment approving the Safeguard Plan, this decision would lead theoretically to the cancellation of the implementation of the Safeguard Plan with retroactive effect. However, such a cancellation could be impossible to implement in the context of a transaction involving a public offering.

[2]	Attestor Capital LLP and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates, hold Senior Notes for a total amount of $118,918,787 and do not hold any share or Convertible Bonds of the Company.
[3]	Boussard & Gavaudan Asset Management LP and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates hold Senior Notes for a total amount of $173,971,173 and Convertible Bonds for a total amount of €20,020,422. However, they do not hold any share of the Company.
[4]	DNCA Finance, Oralie Patrimoine and DNCA Invest SICAV, and the funds, entities or accounts managed or advised directly or indirectly by it or its affiliates, hold (i) approximately 5.5% of the total amount in principal of the Senior Notes, (ii) approximately 20.7% of the total amount in principal of the Convertible Bonds, and (iii) approximately 7.9% of the share capital of the Company.

In addition, on December 29, 2017, (i) Mr. Jean Gatty, acting in his capacity as representative of the holders of Convertible Bonds, as well as (ii) JG Capital Management, acting as management company of the JG Partners fund, holder of Convertible Bonds, filed a third-party opposition against the judgment approving the Safeguard Plan rendered by the Commercial Court of Paris on December 1, 2017. This action, which does not stay implementation as of right, will be examined by the Commercial Court of Paris at the hearing on February 12, 2018.

If the Commercial Court of Paris were to receive the third-party opponents in their requests and retract the judgment approving the Safeguard Plan, this decision could theoretically lead to the cancellation of the implementation of the Safeguard Plan with retroactive effect. However, such a cancellation could be impossible to implement in the context of a transaction involving a public offering.

As of the date of this update, no assurance can be given concerning the decision of the competent jurisdictions regarding the aformentioned appeals.

Claim for the cancellation of the extraordinary general meeting held on November 13, 2017

On December 7, 2017, a minority shareholder of the Company filed a claim in summary proceedings (procédure de référé) against the Company for the cancellation of the extraordinary general meeting held on November 13, 2017 that approved the resolutions necessary for the implementation of the Safeguard Plan. By a court order rendered on January 4, 2018, the President of the Commercial Court of Paris rejected the admissibility of the claim filed by this minority shareholder. However, this minority shareholder remains free to appeal such court order.

1.7.	LEGAL STRUCTURE – INTRA-GROUP RELATIONS

1.7.1	Structure chart

Updated as of December 31, 2017 CGG (France) 100% 100% 100% CGG HOLDING B.V. (The Netherlands) SERCEL SAS SERCEL HOLDING SAS (France) (France) 100% 100% CGG HOLDING SOUTH AFRICA (PTY.) LTD. (South Africa) 15% CGG HOLDING (U.S.) INC. (USA) LASA Prospecções SA (Brazil) 100% 100% 99.35% 100% 81% 19% 49% CGG AIRBORNE SURVEY (PTY.) LTD. (South Africa) CBG GEOFISICA LTDA (Brasil) CGG MARINE (U.S.) INC. (USA) SERCEL AUSTRALIA PTY. LTD (Australia) ARGAS (Saudi Arabia) SERCEL INC. (USA) CGG TECHNOLOGY SERVICES (BEIJING) CO. LTD (China) 100% 0.65% 100% 98% 99,95% 99.99% 100% SERCEL (BEIJING) TECHNOLOGICAL SERVICES CO. LTD(China) CGG DO BRASIL PARTICIPACOES (Brasil) CGG SERVICES (U.S.) INC. (USA) CGG VOSTOK (Russia) ARDISEIS FZCO (United Arab Emirates) 0.05% 0.01% 100% 100% SERCEL CANADA LTD (Canada) 51% CGG GEOSCIENCE (BEIJING) LTD. (China) 99.01% HEBEI SERCEL-JUNFENG GEOPHYSICAL 0.99% 53.27% 46.73% PROSPECTING EQUIPMENT CO. LTD. (China) 40% TECNICA BRASILEIRA DE GEOFISICA LTDA. (Brasil) VERITAS GEOPHYSICAL III (Cayman Islands) SEABED GEOSOLUTIONS B.V. (the Netherlands) 49% CGG SERVICES (MALAYSIA) SDN BHD (Malaysia) 99% 100% 100% SERCEL- GRC (USA) CGG GEOSCIENCE SARL (Switzerland) 100% VERITAS DO BRASIL LTDA (Brasil) VERITAS GEOPHYSICAL IV (Cayman Islands) 100% 1% CGG SERVICES (NL) B.V. (The Netherlands) 99.99% 49% 100% 0.01% EQUIPMENT DIVISION CGG DATA SERVICES SA (Switzerland) CGG MEXICO, SA DE CV (Mexico) PTSC CGGV GEOPHYSICAL SURVEY COMPANY LIMITED (Vietnam) 100% 100% CGG MARINE B.V. (The Netherlands) VIKING MARITIME INC. (USA) 95% 100% 0.03% P.T. CGG SERVICES INDONESIA (Indonesia) CGG INTERNATIONAL SA (Switzerland) GEOINNOVACION CORPORATIVA S. DE R.L. DE C.V. (Mexico) 100% CGG DATA MANAGEMENT 100% 99.97% ALITHEIA RESOURCES INC. (USA) (NETHERLANDS) B.V. (The Netherlands) 99.996% 0.002% 1% CGG SERVICES INDIA PRIVATE LTD (India) 99% CGG GEOSCIENCE MEXICO S.A. DE C.V. (Mexico) 100% COMPAGNIE GENERALE DE 100% 0.002% CGG SERVICES (NORWAY) AS (Norway) GEOPHYSIQUE (NIGERIA) LIMITED (Nigeria) 99,99% CGG LAND (US) INC. (USA) 0.01% 48% 49% CGG EIDESVIK SHIP MANAGEMENT AS (Norway) VITZEL S.A. DE C.V. (Mexico) 100% 100% 100% CGG SERVICES (AUSTRALIA) PTY. LTD (Australia) CGG SERVICES SAS (France) CGG CANADA SERVICES LTD (Canada) 100% LAM REGION CGG MARINE RESOURCES NORGE AS (Norway) 100% 100% 100% GEOMAR SAS (France) 25% CGG SERVICES (SINGAPORE) PTE LTD (Singapore) EXPLORATION INVESTMENT RESOURCES II AS (Norway) 100% CGG AVIATION (CANADA) LIMITED (Canada) CGG EXPLO SARL (France) 50% 0.01% 99.99% GLOBAL SEISMIC SHIPPING AS (Norway) CGG SERVICES (MYANMAR) CO. LTD. (Myanmar) 75% CGG SERVICES (CANADA) INC. (Canada) OCEANIC SEISMIC VESSELS AS (Norway) 100% 76.13% 25% 100% 14% CGG SERVICES (GABON) (Gabon) NAM REGION CGG AVIATION (AUSTRALIA) PTY. LTD. (Australia) 86% 23.87% EIDESVIK SEISMIC VESSELS AS (Norway) 100% 100% CGG ELECTRO MAGNETICS (GERMANY) GMBH (Germany) APAC REGION GEO VESSELS AS (Norway) 100% 95% WAVEFIELD INSEIS AS (Norway) CGG ELECTROMAGNETICS (ITALY) SRL (Italy) 5% 100% 100% CGG HOLDING I (UK) LIMITED (UK) EXPLORATION VESSEL RESOURCES II AS (Norway) 100% CGG HOLDING II (UK) LIMITED (UK) 100% CGG SERVICES (UK) LTD (UK) 100% VERITAS GEOPHYSICAL LIMITED (UK) 100% VERITAS DGC LTD (UK) 100% ROBERTSON (UK) LIMITED (United Kingdom) 100% ROBERTSON RESEARCH INTERNATIONAL LIMITED (United Kingdom) 100% ROBERTSON GEOSPEC INTERNATIONAL LIMITED (United Kingdom) 50% PETROLEUM EDGE LIMITED (United Kingdom) EAME REGION

2.	ENVIRONMENT, SUSTAINABLE DEVELOPMENT & EMPLOYEES

Information relating to this chapter is described in the Registration Document updated by the First Update to the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

2.2.	EMPLOYEES

As of December 31, 2017, the CGG Group had 5,266 permanent employees, 1,254 of whom worked in France.

3.	RISKS AND CONTROL

Information relating to this chapter is described in the Registration Document updated by the First Update to the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below, except for paragraph 3.1.1. of the Registration Document, as updated by the First Update to the Registration Document, wholly replaced by paragraph 3.1.1. of this Update to the Registration Document.

3.1.	RISK FACTORS

3.1.1	Risk factors associated with the Group’s financial restructuring

3.1.1.1.	In the absence of the satisfaction of certain conditions precedent or in case of termination of certain agreements, the Financial Restructuring Plan could not be implemented

The transactions provided for under the Safeguard Plan and the Chapter 11 plan (including the Rights Issue with PSR) shall be regarded as a whole so that if one of them cannot be implemented, none of them will be implemented. The date of settlement and delivery of the Rights Issue with PSR must occur (i) before February 28, 2018 (or any later date as may be determined in accordance with the terms of the Lock-Up Agreement and the Restructuring Support Agreement) and (ii) concurrently with the settlement and delivery of the shares to be issued as part of the equitization of the Senior Notes and Convertible Bonds, the Warrants #1, the New Second Lien Notes, the Warrants #3, the Backstop Warrants and the Coordination Warrants.

The settlement and delivery of the Rights Issue with PSR and, more generally, the completion of the Financial Restructuring Plan (including the issuances of the New First Lien Notes and the New Second Lien Notes) remain subject to the satisfaction (or waiver), prior to the settlement and delivery of the Rights Issue with PSR, of certain conditions precedent set forth in the Private Placement Agreement and which will be included in the preparatory documents for the issuance of the New First Lien Notes and the New Second Lien Notes (the “Preparatory Documents”). In addition, persons who have committed to subscribe to the New Second Lien Notes in the context of the Private Placement Agreement have the right, under certain conditions, to terminate such agreement prior to the settlement and delivery of the Rights Issue with PSR. The Restructuring Support Agreement providing for the backstop commitment of the DNCA Entities of the Rights Issue with PSR may be terminated under certain conditions, prior to the settlement and delivery of the Rights Issue with PSR.

If any of the Private Placement Agreement, the Lock-Up Agreement or the Restructuring Support Agreement (except, for the latter case, if DNCA Entities’ backstop commitment did not have to be implemented) was terminated in accordance with its terms or if the conditions precedent of the Private Placement Agreement or the Preparatory Documents were not satisfied or waived before the settlement and delivery of the Rights Issue with PSR, the Rights Issue with PSR as well as the transactions provided for under the Financial Restructuring Plan would not be implemented.

The obligations to subscribe for the New Second Lien Notes pursuant to the Private Placement Agreement are subject to the satisfaction of the following conditions precedent:

(i)	all of the representations and warranties and all the undertakings made by the Company or certain of its subsidiaries in the Private Placement Agreement are, respectively, accurate and have been complied with, in each case in all material respects;

(ii)	the absence of termination of the Lock-Up Agreement (the termination of the Lock-Up Agreement would automatically terminate the Private Placement Agreement);

(iii)	the execution and delivery of the definitive documentation in relation to the issuance of the New First Lien Notes, the New Second Lien Notes, the Warrants #3 and the Backstop Warrants;

(iv)	the absence of a stay of execution of the judgment of the Commercial Court of Paris dated December 1, 2017 approving the Safeguard Plan; and

(v)	the absence of the occurrence or existence of any event having individually or in the aggregate a Material Adverse Effect.

The non-satisfaction of the above conditions precedent (or the absence of waiver of any such conditions precedent not satisfied) as well as an order made by a court or competent authority preventing consummation of the Chapter 11 plan or any material portion thereof, would allow for the termination of the Private Placement Agreement by the abovementioned persons.

The Lock-Up Agreement may be terminated under certain conditions, in particular in the following cases:

(i)	a final and non-appealable decision of a court or competent authority restraining or otherwise preventing the implementation of the Financial Restructuring Plan has been made and has not been revoked or dismissed within 35 days of it being made;

(ii)	(a) the liquidation, dissolution, or placement under administration or restructuring, whether voluntary or involuntary (by voluntary arrangement, bankruptcy, scheme of arrangement or otherwise) of the Company or certain of its subsidiaries, including any judicial liquidation proceedings, judicial reorganization proceedings, safeguard, accelerated safeguard or accelerated financial safeguard under the Sixth Book of the French Commercial Code; (b) the appointment of a judicial liquidator, judicial administrator, creditors’ representative, trustee supervising the implementation of the Safeguard Plan or any other person designated under paragraph (a) above for the Company or certain of its Subsidiaries; (c) the opening of any bankruptcy proceedings (petition for relief under the Bankruptcy Code) in the United States of America, or any proceedings before a court of a state of the United States of America, relating to the bankruptcy, dissolution or reorganization of the Company or certain of its subsidiaries; (d) the appointment of a trustee, director or responsible officer with expanded powers relating, inter alia, to the operation of the business of the Company or certain of its subsidiaries, in the Chapter 11 proceedings or any other procedure described in paragraph (c) above, the conversion of the Chapter 11 Proceedings into proceedings under Chapter 7 of the Bankruptcy Code or the rejection of the Chapter 11 Proceedings, or (e) any similar proceedings in another jurisdiction, in each case with the exception of those resulting from the Financial Restructuring Plan (an “Insolvency Event”);

(iii)	the occurrence or existence of a Material Adverse Effect;

(iv)	the termination of the Private Placement Agreement;

(v)	a default under the Secured Loans or Senior Notes documentation, provided that such default has not been waived;

(vi)	a material breach of the Lock-up Agreement by the Company or certain of its subsidiaries, or any of the Senior Noteholders, or any of the Secured Lenders, if such breach is not cured or remedied within 5 business days;

(vii)	the termination of the Restructuring Support Agreement.

The Restructuring Support Agreement may be terminated under certain conditions, in particular in the following cases:

(i)	the termination of the Lock-Up Agreement;

(ii)	the occurrence of an Insolvency Event of the Company or certain of its subsidiairies;

(iii)	a final and non-appealable decision of a court or competent authority restraining or otherwise preventing the implementation of the Financial Restructuring Plan has been made and has not been revoked or dismissed within 45 days of it being made;

(iv)	the occurrence or existence of a Material Adverse Effect;

(v)	a material breach of the Restructuring Support Agreement by the Company that would have a significant adverse impact on the implementation or completion of the Financial Restructuring Plan, if not cured within 5 business days;

For the purposes of this section, a “Material Adverse Effect” is defined as any material adverse effect or material adverse change in (a) the ability of the Company or its group to implement or complete the Financial Restructuring Plan by February 28, 2018 or such other date as may be determined in accordance with the Lock-Up Agreement and the Restructuring Support Agreement; or (b) the consolidated financial position, assets or business of the Company and its controlled subsidiaries, taken as a whole, in each case unless it arises out of, results from or is attributable to the signature, announcement or execution of the Private Placement Agreement, the Lock-Up Agreement or the Restructuring Support Agreement (as applicable) or other documents relating to the restructuring or transactions contemplated herein or in such documents, including the Financial Restructuring Plan.

The Preparatory Documents that will be executed prior to the settlement and delivery of the transactions contemplated by the Financial Restructuring Plan contain usual conditions precedent related to the execution and delivery of certain documents, including in particular the delivery by the Company of a certificate attesting to the absence of a Material Adverse Effect, other than as previously disclosed by the Company.

3.1.1.2.	If the transactions contemplated by the Financial Restructuring Plan could not be completed, the Group’s liquidity would be insufficient from the first quarter of 2018 onwards, its business continuity would be compromised, and the Group could be subject to judicial reorganization proceedings or wound up in the context of judicial liquidation proceedings in various jurisdictions, as the case may be

In the event that the Financial Restructuring Plan could not be implemented, or if the implementation timetable of this restructuring plan is not respected, according to the Company cash flow forecasts, the Group’s liquidity may decrease below the required level to run the activities by no later than the first quarter of 2018, hence jeopardizing the ability of the Group to continue as a going concern. In addition, in such a case, the Group could be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and, in the medium term, could be wound up in the context of judicial liquidation proceedings in various jurisdictions, as the case may be. Such proceedings could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

3.1.1.3.	Risks stemming from the dilutive impact of the Company’s financial restructuring measures on the current equity interests of the current shareholders and holders of American Depositary Shares

The Financial Restructuring Plan provides, on the one hand, for the conversion into capital of a significant portion of the existing financial debt and, on the other hand, for the injection of new capital through in part through a share capital increase with preferential subscription rights of the shareholders. Some of these issuances of new securities would be implemented at subscription prices substantially lower than the stock price of CGG shares (see paragraph 1.6 “Recent developments” of the First Update to the Registration Document for details on the subscription price by type of issue). In addition, the Financial Restructuring Plan provides for different types of warrants to be issued in favor of the current financial creditors of the Group.

The number of shares resulting from the equitization of the Senior Notes, Warrants #3, Coordination Warrants and Backstop Warrants to be issued depends in particular on the amount of the Rights Issue with PSR subscribed for by the holders of Senior Notes as part of their backstop commitment (their subscriptions would be by way of set-off against claims) and of the Rights Issue with PSR. Accordingly, the final number of Warrants #3, Coordination Warrants and Backstop Warrants to be issued will only be known after the results of the Rights Issue with PSR subscriptions are known. In addition, the number of shares resulting from the equitization of the Senior Notes and the Convertible Bonds will depend on the aggregate total amount in principal and accrued and unpaid interests at the Reference Date. The various issuances would be highly dilutive for the shareholders.

Upon completion of the Company’s financial restructuring, assuming an aggregate debt outstanding in principal and accrued unpaid interest on the Reference Date (assuming that the Reference Date will be February 2, 2018, based on the indicative timetable) of (i) EUR 362,301,237.63 relating to the Convertible Bonds and (ii) EUR 1,401,497,181.90 relating to the Senior Notes, if cash subscriptions under the Rights Issue with PSR amount to EUR 112,215,060.365, the Company’s current shareholders and holders of American Depositary Shares of the Company (other than DNCA Entities) would only hold 3.19% of its equity after allowing for the dilutive impact of the Equitization of the Senior Notes, the Equitization of the Convertible Bonds and the exercise of the Warrants #3, Coordination Warrants and Backstop Warrants, but before the exercise of the Warrants #2 and Warrants #1 (the DNCA Entities holding in such a case 6.60% of the share capital).

Such dilution may adversely affect the trading price of the shares and the American Depositary Shares. In addition, it will limit the ability of the shareholders of the Company before implementation of the financial restructuring to influence the structure and composition of Board of Directors of the Company after implementation of such restructuring (see also paragraph 4.2.1.1. of this update).

[5]	This amount corresponds to the euro equivalent of approximately USD 125 million on the basis of the exchange rate provided in the Safeguard Plan of EUR 1 = USD 1.1206, this amount being adjusted for technical reasons as decided by the Company in accordance with the Safeguard Plan.

3.1.1.4.	Risks stemming from appeals against the judgment approving the Company’s Safeguard Plan

The Company’s draft safeguard plan was approved by the bank and financial institutions’ committee and by the general meeting of bondholders on July 28, 2017, and the resolutions necessary for its implementation by the shareholders of CGG during the extraordinary general meeting convened on second notice on November 13, 2017.

The Paris Commercial Court approved the Company’s Safeguard Plan by a ruling of December 1, 2017.

Articles L. 661-1 I(6), R. 661-3 and R. 662-1 of the French Commercial Code provide for the possibility of appealing a judgment approving a safeguard plan within 10 days of the publication of the judgment (which has therefore expired), extended potentially by the account of distance, of two months, (the application of which is theoretical in this case), provided by Article 643 of the French Civil Procedure Code (except in the case of the public prosecutor, for whom the 10-day period runs from the date of receipt of a notification of the judgment). Judgments may be appealed by the obligor, the trustee, the receiver (mandataire judiciaire), the works council (comité d’entreprise) or, in its absence, the staff representatives, and the public prosecutor. Appeals may also be filed by individual creditors, provided they have voiced an objection to the voting procedure at the bank and financial institutions’ committee or at the general meeting of bondholders. Only an appeal by the public prosecutor automatically causes the proceeding to be suspended.

Also, articles L. 661-3 and R. 661-2 of the French Commercial Code govern how third parties may object to a judgment approving a safeguard plan. Third parties may only challenge a decision approving the safeguard plan, but not a decision rejecting it. Such recourse may be filed by any person with an interest in the matter, provided that they were not a party to and were not represented in the judgment they challenge and that they rely on specific remedies or on the fact that they were fraudulently deprived of their rights. Challenges by third parties must be filed with the clerk of the court no later than ten days after the publication of the judgment in the Bulletin officiel des annonces civiles et commerciales (BODACC), which period may be extended based on distance, of two months maximum (expiring on March 2, 2018), as provided for in article 643 of the French Code of Civil Procedure.

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed a claim against the Safeguard Plan approved by the committee of banks and assimilated creditors, and by the bondholders’ general meeting on July 28, 2017.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenged the treatment of their claims under the Safeguard Plan, arguing that the differences in treatment between the holders of Convertible Bonds and the holders of Senior Notes were not justified by the differences in their situations and would be, in any event, disproportionate.

On December 1, 2017, the Commercial Court of Paris declared that the claims filed by the holders of Convertible Bonds were inadmissible and approved the Safeguard Plan.

Four of these holders of Convertible Bonds (the companies Delta Alternative Management, Schelcher Prince Gestion, La Financière de l’Europe and HMG Finance) have appealed against the judgment that rejected the admissibility of their claims, which appeal shall be examined by the Court of Appeal of Paris during the hearing of pleadings on March 29, 2018.

As this appeal does not stay implementation, the Company believes that the restructuring transactions provided for under the Safeguard Plan may be implemented, without delay, subject to the following: the appellants could request the First President of the Court of Appeal of Paris to stay the enforcement of the judgment that approved the Safeguard Plan, provided that the arguments underlying the appeal appear serious. If such a request were granted, the implementation of the Safeguard Plan would be delayed (see risk factor under paragraph 3.1.1.2). Although the Company believes that the occurrence of this risk before the completion of the transactions implementing the Safeguard Plan is limited, it cannot be excluded.

Moreover, after completion of the transactions implementing the Financial Restructuring Plan, if the Court of Appeal were to approve the appellants’ requests and reverse the judgment approving the Safeguard Plan, this decision would lead theoretically to the cancellation of the implementation of the Safeguard Plan with retroactive effect. However, such a cancellation could be impossible to implement in the context of a transaction involving a public offering.

In addition, on December 29, 2017, (i) Mr. Jean Gatty, acting in his capacity as representative of the holders of Convertible Bonds, as well as (ii) JG Capital Management, acting as management company of the JG Partners fund, holder of Convertible Bonds, filed a third-party opposition against the judgment approving the Safeguard Plan rendered by the Commercial Court of Paris on December 1, 2017. This action, which does not stay implementation as of right, will be examined by the Commercial Court of Paris at the hearing on February 12, 2018.

If the Commercial Court of Paris were to receive the third-party opponents in their requests and retract the judgment approving the Safeguard Plan, this decision could theoretically lead to the cancellation of the implementation of the Safeguard Plan with retroactive effect. However, such a cancellation could be impossible to implement in the context of a transaction involving a public offering.

As of the date of this update, no assurance can be given concerning the decision of the competent jurisdictions regarding the aformentioned appeals.

3.1.1.5.	Risk related to the effect of insolvency procedures

Although the Safeguard Plan and the Chapter 11 plan were respectively approved and confirmed by the competent courts and the judgment approving the Safeguard Plan was recognized in the United States under the Chapter 15 proceeding (see in particular paragraph 1.6 “Recent Developments” of this update), the existence of French and US legal proceedings could have a adverse effect on the Company’s activities.

In particular and despite the implementation of the Financial Restructuring Plan, such procedures may affect the Group’s relationships with, and its ability to negotiate favorable terms with, creditors, customers, vendors, employees and other personnel and counterparties, or affect the ability of the Group companies to maintain normal credit conditions with its suppliers. Moreover, public perception of the Group’s continued viability may affect, among other things, the desire of new and existing customers to enter into or continue their agreements or arrangements with the Group.

The failure to maintain any of these important relationships could adversely affect the Group companies’ business, financial condition and results of operations.

Also, the Group companies’ transactions that are outside of the ordinary course of business are generally subject to the approval of the competent court as long as the legal proceedings are pending (which is no longer the case with the safeguard proceeding with regard to the Company, which ended on the date of the judgment approving the Safeguard Plan), which may limit the Group’s ability to respond on a timely basis to certain events or take advantage of certain opportunities. As a result, the effect that the ongoing Chapter 11 proceedings will have on the businesses, financial conditions and results of operations cannot be accurately predicted or quantified at this time.

Taking into account the undertakings made by the Company pursuant to the letters exchanged with the Direction Générale des Entreprises, which were acknowledged in the judgment approving the Safeguard Plan and described paragraph 1.6 above, the Company could be limited in its ability to adapt to market developments and more generally, may have less flexibility in the operational management of its Group.

3.1.2.	Risks related to the business of the Company and its subsidiaries

3.1.2.2.	The Group must bear the risks related to its international operations

With operations worldwide, including in emerging markets, the Group’s business and results of operations are subject to various risks inherent in international operations. These risks include:

•	instability of foreign economies and governments, which can cause investment in capital projects by the Group’s potential clients to be withdrawn or delayed, reducing or eliminating the viability of some markets for the CGG’s services;

•	risks of war, terrorism, riots and uprisings, which can make it unsafe to continue operations, adversely affect budgets and schedules and expose the Group to losses;

•	risk of piracy, which may result in delays carrying out customer contracts in affected areas or their termination;

•	seizure, expropriation, nationalization or detention of assets, or renegotiation or nullification of existing contracts;

•	foreign exchange restrictions, import/export quotas, sanctions and other laws and policies affecting taxation, trade and investment; and

•	availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, that limit the movement of qualified crew members or specialized equipment to areas where local resources are insufficient.

The Group is exposed to these risks in all of its international operations to some degree, particularly in emerging markets where the political and legal environment is less stable. The Group is subject to the risk of adverse developments with respect to certain international operations and any insurance coverage it has may not be adequate to compensate the Group for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government and/ or European Union authorities’ approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. Thus, in the case of the U.S. legislation, non-U.S. persons employed by the Group’s separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that are subject to U.S. trade 10 embargoes and sanctions by the U.S. Office of Foreign Assets Control (“OFAC”), including countries that have been designated by the U.S. government as state sponsors of terrorism. The Group has typically generated revenue in some of these countries through the performance of marine surveys, the provision of data processing and reservoir consulting services, the sale of software licenses and software maintenance and the sale of Sercel equipment. The Group has current and ongoing relationships with customers in these countries.

The Group has procedures in place to conduct these operations in compliance with applicable U.S. and European laws. However, failure to comply with U.S. or European laws on equipment and services exports could result in material fines and penalties, damage the Group’s reputation, and negatively affect the market price of the CGG’s securities. In addition, the Group’s presence in these countries could reduce demand for the CGG’s securities among certain investors.

Certain of our clients, suppliers, and certain tax, social security or customs authorities may request that the Company or certain of its subsidiaries or affiliates post performance bonds or guarantees issued by financial institutions, including in the form of standby letters of credit, in order to guarantee its legal or contractual obligations. As at September 30, 2017, the amount of bank guarantees or guarantees granted by the Group amounted to approximately USD 478.6 million (excluding the guarantees granted to financial institutions and the guarantees related to the bareboat charters undertakings). The financial position of the Company has led financial institutions to revise their policies by phasing out existing guarantees and requiring the establishment of cash collateral (or their equivalent in the relevant jurisdiction) for any new guarantee or renewal of existing guarantees. At the end of September 2017, the amount of the guarantees granted by financial institutions in favor of clients of the Group amounted to approximately USD 66 million. At the same date, the amount of the cash collaterals (or their equivalent) implemented by the Group amounted to approximately USD 21 million (reported in the financial statements as fixed assets and financial investments).

However, there is a risk that the Group won’t be able to provide these guarantees in the amounts or durations required or for the benefit of the necessary parties. Failure to comply with these requests could reduce the Group’s capacity to conduct business or perform its contracts. In addition, if the Group does provide these bonds or guarantees, its clients or the relevant authorities may call them under circumstances that the Group believes to be improper, and the Group may not be able to challenge such actions effectively in local courts.

The Company and certain of its subsidiaries and affiliated entities also conduct business in countries where there is government corruption. The Group is committed to doing business in accordance with all applicable laws and codes of ethics, but there is a risk that the Company, its subsidiaries or affiliates or their respective officers, Directors, employees or agents may act in violation of the codes and applicable laws, including the Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and criminal penalties and might materially adversely affect the Group’s business and results of operations, financial condition or reputation.

3.1.3	Risks related to the industry

3.1.3.7. The Group has high levels of fixed costs that are incurred regardless of its level of business activity, including in relation to bareboat charters

The Group has high fixed costs and seismic data acquisition activities that require substantial capital expenditures and long-term contractual commitments. As a result, downtime or decreased productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances that affect its ability to generate revenue could result in significant operating losses.

The Group has implemented its Transformation Plan in an effort to reduce its high fixed costs in light of the difficult market environment, with a focus on high value-added activities and a reduction of our fleet to five vessels principally dedicated to multi-client activity, as well as cost saving actions and a reduction in investments. However, we cannot assure you that this plan will be sufficient to respond to market pressures, which could have a material adverse effect on the Group’s results, financial position and prospects.

After the implementation of the Transformation Plan, the Group continues to operate certain of its marine acquisition vessels under long-term bareboat charters, which generate significant fixed costs that cannot easily be reduced during the term of the charters. In 2017, the Group took steps to reduce its annual charter costs, as described in paragraph 1.6. “Recent Developments” of the Registration Document. As a result of these measures, and as at September 30, 2017, the aggregate amount of its off balance sheet commitment for bareboat charters for its fleet was USD472.0 million. Of this amount, USD403.9 million corresponded to vessels operated by Global Seismic Shipping (GSS), USD15.4 million corresponded to vessels that have already been coldstacked and USD52.7 million corresponded to other vessels operated by the Group. These costs can not be readily reduced further before the charters expire. The charters of the boats operated by GSS expire in 2027, the last charter of the stopped boats expires in 2020 and the last charter of the other operated boats expires in 2020. While the Group believes that these steps will make its marine acquisition activity more competitive, it will continue to have high levels of fixed costs in a market with historically low levels of demand and pricing, which could have a material adverse effect on its results, financial position and prospects.

3.1.4	Risks related to the indebtedness of the Group

3.1.4.1	The debt agreements of the Group contain restrictive covenants that may limit its ability to respond to changes in market conditions or pursue business opportunities

The agreements governing the actual Group’s borrowings (including the 2019 secured term loans entered into on December 22, 2015) and US and French revolving facilities contain restrictive covenants that limit the Group’s ability and the ability of certain of its subsidiaries to, among other things :

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests or reimburse subordinated debt prior to its maturity;

•	create or incur certain liens;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.

Complying with the restrictions contained in some of these agreements requires the Group to meet certain ratios and tests, relating notably, to consolidated interest coverage and net indebtedness, and to maintain liquidity at a certain level.

The deterioration of market conditions in 2016, which continued in 2017, has negatively affected the ability of the Group to respect the financial covenants in certain of our Credit Facilities and the Nordic credit facility. To face this situation, the Group obtained, in December 2016, consent from the requisite majority of lenders under (i) the French and US revolving facilities and (ii) the Nordic credit facility, for the disapplication of the testing of the Total Leverage Ratio and the Interest Cover Ratio in respect of the relevant period ended on December 31, 2016. The Group obtained a further consent from such lenders and the 2019 secured term loan lenders for the relevant period ended March 31, 2017. It is specified that following the incorporation of Global Seismic Shipping AS (GSS) in April 2017, the Group is no longer a borrower under the Nordic credit facility and is no longer subject to restrictive covenants (as financial covenants relating to the Group).

Since then, the lock-up agreement entered into on June 13, 2017 provides that these ratios and tests are no longer applied as long as the lock-up agreement remains in force, it being specified that, in any event, non-compliance with such ratios and tests would not have financial consequences for the Company and its 14 foreign Garantor subsidiaries and sub-subsidiaries taking into account the safeguard proceedings (with its recognition in the United States via the “Chapter 15” proceeding by judgment dated July 13, 2017 ) and “Chapter 11” proceedings opened by judgments of the competent Courts on June 14, 2017. On October 16, 2017 and December 1, 2017, the Chapter 11 plan and the Safeguard Plan have been, respectively, approved by the competent US Court and by the Commercial Court of Paris (the judgment approving the Safeguard Plan having been recognized in the United States by order of the competent US Court on December 21, 2017 in the context of the Chapter 15 proceedings), so that the Financial Restructuring Plan should be implemented on February 28, 2018 at the latest.

Upon completion of the financial restructuring of the Group, the New First Lien Notes (except in the event of the full early repayment of the Secured Loans as described in paragraph 1.6 “Recent developments” of the First Update to the Registration Document) and the New Second Lien Notes and the Second Lien Interest Notes issued will contain similar restrictive covenants in respect of the Company and certain of its subsidiaries. The New First Lien Notes will include a commitment for the Group to maintain a certain cash level.

The requirement for the Group to comply with these provisions may adversely affect its ability to react to changes in market conditions, take advantage of business opportunities it believes to be desirable, obtain future financing, sell assets, fund capital expenditures, or withstand a continuing or future downturn in our business.

Information relating to the Group’s indebtedness and the restrictions provided for in its borrowing agreements is set forth in note 13 to its 2016 consolidated financial statements and in sub-paragraph entitled “Main characteristics of the financial indebtedness following the implementation of the restructuring plan” included in paragraph 1.6 “Recent developments” of the First Update to the Registration Document.

3.1.4.2	If the Group is unable to comply with the restrictions and covenants in the indentures governing the senior notes, the agreements governing its credit facilities (in the event that its financial restructuring would not be implemented) and other current and future debt agreements, it could be in default under the terms of these indentures and agreements, which could result in an acceleration of repayment

The opening of the safeguard proceedings with respect to the Company (with its recognition in the United States through the “Chapter 15” proceedings), as well as the opening of the Chapter 11 proceedings with respect to the 14 subsidiaries and sub-subsidiaries which are Guarantors, resulted in the suspension of any action for payment or enforcement proceedings against them in particular with respect to the senior notes and credit facilities.

In addition, the Financial Restructuring Plan was approved by the competent US Court regarding the Chapter 11 plan and by the Commercial Court of Paris regarding the Safeguard Plan, respectively on October 16, and December 1, 2017 (the judgment approving the Safeguard Plan having been recognized in the United States by order of the competent US Court on December 21, 2017 In the context of the Chapter 15 proceedings).

Assuming that the restructuring is implemented (which should occur on February 28, 2018 at the latest), if the Group is unable to comply with the restrictions and covenants in the indentures governing its senior notes or in other current or future debt agreements, it could be in default under the terms of these indentures and agreements. The Group’s ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond its control. As a result, the Group cannot assure that it will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In certain events of default under these agreements, lenders could terminate their commitments to lend or accelerate the loans or bonds and declare all amounts outstanding due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, the Group’s assets might not be sufficient to repay in full all of its outstanding indebtedness and it may be unable to find alternative financing. Even if the Group could obtain alternative financing, it might not be on terms that are favorable or acceptable to the Group.

Please also refer to paragraph 3.1.1 “Risk factors associated with the Company’s financial restructuring”.

3.1.4.4.	To refinance its indebtedness and make capital expenditures, the Group requires a significant amount of cash and the implementation of the Financial Restructuring Plan (including new money), and its ability to generate cash and to implement the safeguard plan will depend on many factors beyond its control.

The Group’s ability to refinance its indebtedness and to fund planned capital expenditures, depends in part on its ability to generate cash in the future and its ability to implement the Safeguard Plan and the Chapter 11 plan (see paragraph 3.1.1 “Risk factors associated with the Company’s financial restructuring”). This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.

Taking into account the Company’s excessively high level of debt, given the difficult market environment weighing on the Group’s business volume, which is expected to continue in 2018 and taking into account delays in market recovery, the Group agreed with its principal creditors on a Financial Restructuring Plan which was approved by the competent US Court on October 16, 2017 regarding the Chapter 11 plan, and by the Commercial Court of Paris on December 1, 2017 regarding the Safeguard Plan.

For the whole year 2017, the Company estimates at the date of this update, that EBITDAs should be higher than expected, showing an increase above 10% compared to 2016, but that the cash generation should be less favorable than in 2016, as expected, due to lack of positive change in working capital contribution (see paragraph 6.3 hereafter).

In the absence of realization of new money in accordance with the Financial Restructuring Plan during the first quarter of 2018 or other transactions bringing new liquidity, the Group would not have a level of liquidity allowing it to carry out its operations, thereby jeopardizing the continuity of operations. If the Group can not implement the Financial Restructuring Plan, it could be placed under judicial reorganization proceedings (redressement judiciaire) and wound up in the medium term, as the case may be in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

3.1.4.5	Liquidity risk

In 2017, the Group considered that its amount of debt was too high given the difficult market environment impacting its volume of business which is expected to continue in 2018. The Group did not expect its performance to generate sufficient cash flow to service its current level of debt over the years to come. The Group has therefore drawn up with its principal creditors a Financial Restructuring Plan. The objective of this restructuring is to provide the Group with a level of indebtedness and cost of debt that is substantially reduced and sustainably adapted to its cash flows. The Financial Restructuring Plan was approved by the competent US Court regarding the Chapter 11 plan and by the Commercial Court of Paris regarding the Safeguard Plan, respectively on October 16, and December 1, 2017. See paragraph 3.1.1 “Risk factors associated with the Group’s financial restructuring” of this update and paragraphs 1.6 “Recent developments” of the First Update to the Registration Document and this update.

As of December 31, 2017, the Group’s net financial debt (defined as gross financial debt less cash and cash equivalents) amounted to USD 2,640 million out of a total capital employed of USD 3,190 million as of September 30, 2017. The Group’s net financial debt, as of December 31, 2017, amounted to USD 2,955 million of gross financial debt (based on the closing exchange rate of USD 1.1993 per euro, including EUR 330 million related to the debt component, according to IFRS, of the Convertible Bonds due 2019 and 2020, and including USD 115 million of bank overdrafts and accrued interest). As of December 31, 2017, the Group’s available financial resources amounted to USD 217 million (including cash, cash equivalents and marketable securities and excluding trapped cash). As of that date, the Group had a debt reimbursable in cash or shares amounting to USD 2,620 million (defined as the net financial debt less financial leases, and before IFRS accounting adjustments related to convertible bonds and issuing fees).

For the whole year 2017, the Company estimates at the date of this update, that EBITDAs should be higher than expected, showing an increase above 10% compared to 2016, but that the cash generation should be less favorable than in 2016, as expected, due to lack of positive change in working capital contribution (see paragraph 6.3 hereafter).

In the context of a difficult market intensified with the sharp decline in oil prices since the fall of 2014, it is difficult to estimate the persistence of a sustainable imbalance between supply and demand, whether oil prices will remain at their current low levels, or whether current market conditions will deteriorate further.

These uncertainties may cast substantial doubt upon the ability of the Group to continue as a going concern. Even under the protection of the court procedures mentioned above, with the approval by the competent Courts of its Financial Restructuring Plan, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the USD 315 million of Group liquidity as of the end of December 2017 does not allow the Group to meet its future obligations over the next twelve months.

If the Financial Restructuring Plan was not finalized, or if the agenda for implementing such plan was not complied with, the cash level of the Group may fall, as early as the first quarter of 2018, below the threshold allowing it to carry out its operations, according to the cash flow forecasts of the Group, thereby jeopardizing the continuity of operations. This could also lead to the Group being placed under judicial reorganization proceedings (redressement judiciaire) in the short term, and to its winding up in the medium term, as the case may be in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

3.1.4.8	Subsequent to the Restructuring Effective Date, the Group will have a new debt structure and its ability to deal with it will depend in particular on factors beyond its control

Subsequent to the Restructuring Effective Date, the Group’s indebtedness will be composed of New First Lien Notes, New Second Lien Notes and New Second Lien Interest Notes. The New First Lien Notes will be issued by CGG Holding (US) Inc., with security interests and guarantees. The New Second Lien Notes and the New Second Lien Interest Notes will be issued by CGG, with security interests and guarantees. In addition, in accordance with the Safeguard Plan, the new money from the Rights Issue with PSR and the New Second Lien Notes Issuance (net of the subscription and backstop fees as well as other related costs and fees) will be used (i) in the first place, up to an amount of USD 250 million, in order to finance the Group’s financial and operating needs; (ii) secondly, in order to proceed with the initial upfront repayment of the lenders under the Secured Loans, the amount of which is limited to a maximum total amount of USD 150 million (see paragraph 1.6 “Recent developments”); (iii) the remainder being kept by the Company to meet its financial needs and any delay in the redeployment of the Group. The Group’s ability to confront its indebtedness will depend, among other things, on the Group’s future operating results, which will be partly the result of economic, financial, competitive and other factors beyond the control of the Group. The Company and its subsidiaries may not be able to generate sufficient cash flows to service their debt and finance their capital and research and development expenditures. This could have a negative impact on the Company’s ability to grow its business and restore profitability.

3.5.	LITIGATION AND ARBITRAL PROCEEDINGS

The Company is involved from time to time in judicial proceedings arising in the ordinary course of business. As of the date hereof, there are no governmental, judicial or arbitral proceedings, including any proceedings of which the Company is aware, that is pending or threatened against the Company, that may have or had in the past 12 months adverse effects on the financial situation or profitability of the Company or its Group.

The description of the judicial or arbitral proceedings set out in the Registration Document updated by the First Update to the Registration Document is supplemented as follows:

Challenge of the draft safeguard plan by certain holders of Convertible Bonds and by the representative of the holders of Convertible Bonds

On August 4, 2017, certain holders of Convertible Bonds (Keren Finance, Delta Alternative Management, Schelcher Prince Gestion, Financière de l’Europe, Ellipsis Asset Management and HMG Finance) filed a claim against the Safeguard Plan approved by the committee of banks and assimilated creditors, and by the bondholders’ general meeting on July 28, 2017.

Without disputing the results of the general meeting of bondholders’ vote, these holders of Convertible Bonds challenged the treatment of their claims under the Safeguard Plan, arguing that the differences in treatment between the holders of Convertible Bonds and the holders of Senior Notes were not justified by the differences in their situations and would be, in any event, disproportionate.

On December 1, 2017, the Commercial Court of Paris declared that the claims filed by the holders of Convertible Bonds were inadmissible and approved the Safeguard Plan.

Four of these holders of Convertible Bonds (the companies Delta Alternative Management, Schelcher Prince Gestion, La Financière de l’Europe and HMG Finance) have appealed against the judgment that rejected the admissibility of their claims, which appeal shall be examined by the Court of Appeal of Paris during the hearing of pleadings on March 29, 2018.

As this appeal does not stay implementation, the Company believes that the restructuring transactions provided for under the Safeguard Plan may be implemented, without delay, subject to the following: the appellants could request the First President of the Court of Appeal of Paris to stay the enforcement of the judgment that approved the Safeguard Plan, provided that the arguments underlying the appeal appear serious. If such a request were granted, the implementation of the Safeguard Plan would be delayed (see risk factor under paragraph 3.1.1.2). Although the Company believes that the occurrence of this risk before the completion of the transactions implementing the Safeguard Plan is limited, it cannot be excluded.

Moreover, after completion of the transactions implementing the Financial Restructuring Plan, if the Court of Appeal were to approve the appellants’ requests and reverse the judgment approving the Safeguard Plan, this decision would lead theoretically to the cancellation of the implementation of the Safeguard Plan with retroactive effect. However, such a cancellation could be impossible to implement in the context of a transaction involving a public offering.

In addition, on December 29, 2017, (i) Mr. Jean Gatty, acting in his capacity as representative of the holders of Convertible Bonds, as well as (ii) JG Capital Management, acting as management company of the JG Partners fund, holder of Convertible Bonds, filed a third-party opposition against the judgment approving the Safeguard Plan rendered by the Commercial Court of Paris on December 1, 2017. This action, which does not stay implementation as of right, will be examined by the Commercial Court of Paris at the hearing on February 12, 2018.

If the Commercial Court of Paris were to receive the third-party opponents in their requests and retract the judgment approving the Safeguard Plan, this decision could theoretically lead to the cancellation of the implementation of the Safeguard Plan with retroactive effect. However, such a cancellation could be impossible to implement in the context of a transaction involving a public offering.

As of the date of this update, no assurance can be given concerning the decision of the competent jurisdictions regarding the aformentioned appeals.

Claim for the cancellation of the extraordinary general meeting held on November 13, 2017

On December 7, 2017, a minority shareholder of the Company filed a claim in summary proceedings (procédure de référé) against the Company for the cancellation of the extraordinary general meeting held on November 13, 2017 that approved the resolutions necessary for the implementation of the Safeguard Plan. By a court order rendered on January 4, 2018, the President of the Commercial Court of Paris rejected the admissibility of the claim filed by this minority shareholder. However, this minority shareholder remains free to appeal such court order.

4.	CORPORATE GOVERNANCE

Information relating to this chapter is described in the Registration Document updated by the First Update to the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

4.2.	ADMINISTRATION AND MANAGEMENT BODIES

4.2.1.	Board of Directors

4.2.1.1.	Composition of the Board of Directors of the Company as at the date of this Update to the Registration Document

It is recalled that the Board of Directors is currently composed of twelve members (including six independent members).

The functions of Mr. Loren Carroll and Mr. Michael Daly as members of the Board of Directors expired at the end of the general meeting called to resolve on the accounts of the financial year ended on December 31, 2016, which was held on October 31, 2017, were renewed by the general meeting for a four-year term, until the end of the general meeting called to resolve on the accounts of the financial year ended on December 31, 2020.

The general meeting held on October 31, 2017 also decided to appoint Mrs. Anne-France Laclide-Drouin as member of the Board of Directors for a four-year term ending at the end of the general meeting called to resolve on the accounts of the financial year ended on December 31, 2020. Mrs. Anne-France Laclide-Drouin replaces Mrs. Agnès Lemarchand, whose term of office expired at the end of the general meeting dated October 31, 2017.

The credentials of Mrs. Anne-France Laclide-Drouin as well as the description of her positions are set out in paragraph 4.2.1.1 of the First Update to the Registration Document.

In addition, following the meeting of the Board of Directors held on January 15, 2018, Mrs. Marie-Laetitia Vassort was appointed as permanent representative of Bpifrance Participations at the Board of Directors, replacing Mrs. Anne Guérin.

The credentials of Mrs. Marie-Laetitia Vassort is set out below:

Mrs. Marie-Laetitia Vassort was born on August 2, 1980 in Orléans and is a French citizen. She has a degree in tax and business law from Paris II - Panthéon-Assas and Paris VIII - Vincennes Universities, and a master’s degree in international law and management from the École des Hautes Etudes Commerciales (HEC) and ESCP Europe. She also has a diploma to practise as a lawyer (CAPA).

Mrs. Marie-Laetitia Vassort worked as an associate in international law firms before joining the BPI Group in 2014 as Senior Legal Counsel, where she has been practicing ever since.

Mrs. Marie-Laetitia Vassort’s other mandates are as follows:

Mandate within the Group : none

Mandates outside the Group : none

Mandates previously held that expired during the last five years : None

Term of Mr. Jean-Georges Malcor’s office as Chief Executive Officer

Following the approval by the extraordinary general meeting of the resolutions necessary to implement the Safeguard Plan, and with the confirmation judgment of the Chapter 11 plan in the United States and the judgment approving the Safeguard Plan rendered by the Commercial Court of Paris on December 1, 2017, Mr. Jean-Georges Malcor decided, in agreement with the Board of Directors, not to pursue his mandate of Chief Executive Officer once the restructuring process is completed.

The Board of Directors of the Company, at its meeting held on December 1, 2017, determined the terms and conditions of the termination of Mr. Jean-Georges Malcor’s office as Chief Executive Officer. This decision followed the Board of Director’s approval of the early termination of his office as Chief Executive Officer by October 1, 2018 at the latest or any earlier date on which a new Chief Executive Officer is appointed and takes up his duties. The compensation arrangements resulting from this decision are described in paragraph 5.2.1.3 relating to the Chief Executive Officer’s compensation.

Update on the term of office of certain Directors

The terms of office as Directors of Mr. Remi Dorval and Mrs. Kathleen Sendall will expire following the general meeting of shareholders called to approve the financial statements for the year ended December 31, 2017.

Mr. Jean-Georges Malcor’s term of office as Director expires at the end of the general meeting of shareholders called to approve the financial statements for the year ended December 31, 2018. It will not automatically terminate upon the termination of his duties as Chief Executive Officer.

The structure and composition of the Board of Directors following the restructuring will be defined, subject to the vote of the general meeting of the shareholders of the Company, in consultation with DNCA and the members of the ad hoc committee of Senior Noteholders that have become and that remain shareholders of the Company. The structure and composition of the Board of Directors will have to comply with the recommendations of the AFEP-MEDEF Code and will be implemented as soon as possible and in any event within three months from the Restructuring Effective Date.

In addition, certain creditors have also made certain commitments regarding the composition of the Board of Directors and the appointment of the Chief Executive Officer (see paragraph 1.6 “Undertakings of the Company and certain of its creditors in the framework of the safeguard proceedings”).

4.2.1.2.	Directors appointed by the employees - Censors

The extraordinary general meeting held on November 13, 2017 (28th resolution) decided to amend article 8 of the Company’s articles of association to provide for the appointment of Director(s) representing employees, in accordance with the provisions of Article L. 225-27-1 of the French Commercial Code applicable to the Company.

By decision dated December 15, 2017, the Group Committee appointed Mr. Patrice Guillaume as Director representing the employees for a term of four years, his mandate expiring, in accordance with article 8 of the articles of association of the Company, following the general meeting of shareholders called to approve the financial statements for the year ended December 31, 2020.

The credentials of Mr. Patrice Guillaume are set out below:

Patrice Guillaume graduated from the Ecole Centrale of Lyon (France). He began his professional activity in 1981 as a professor of electronics at the Polytechnic of Kano Nigeria as part of the volunteer service to the national service at the French Ministry of External Relations. After a three-year stint at L’Air Liquide’s research center as a research engineer in combustion, he joined CGG in 1985 as deputy head of mission for land acquisitions in Italy. He then returned to a research career in geophysics in the field of imaging to become an expert in tomography and managed the team specialized in tomography. He has been a member of the CGG Works Council for about 20 years and secretary of the CGG Group Committee for about 10 years.

5.	COMPENSATION AND BENEFITS

5.2.3.1	Structure of the compensation of executive corporate officers

Paragraph 5.2.1.3 of the Registration Document is supplemented by the following information.

Conditions of compensation and benefits granted to the Chief Executive Officer following the Board of Directors’ meeting held on December 1, 2017

The Board of Directors of the Company, at its meeting held on December 1, 2017, approved the conditions relating to the departure of Jean-Georges Malcor as Chief Executive Officer (see also paragraph 4.2.1.1. of this Update) and, after taking into consideration the recommendations of the Appointment and Remuneration Committee, decided the following:

•	no compensation or other benefits will be paid to Mr. Jean-Georges Malcor upon or after the termination of his duties as Chief Executive Officer;

•	the 2018 compensation of Mr. Jean-Georges Malcor for his duties as Chief Executive Officer would consist of the following elements:

•	a fixed compensation of €52,500 gross monthly, unchanged from his 2017 fixed compensation;

•	no annual variable compensation subject to the achievement of qualitative objectives and quantifiable objectives will be attributed to him;

•	a special compensation payment of a gross fixed amount of €75,000 conditional upon the final completion, under certain conditions, of all the financial securities issuance operations allowing for the implementation of the Group’s debt restructuring; and

•	an additional special compensation payment conditional upon the final completion, under certain conditions, of a refinancing of the debt, amounting to €75,000 or €175,000 depending on the effective date of such refinancing.

Mr. Jean-Georges Malcor will continue to benefit from the performance units set up in June 2015 and 2016, according to unchanged performance conditions and from the stock options granted to him by the Board of Directors and remaining outstanding to date, also in accordance with unchanged acquisition conditions.

Mr. Jean-Georges Malcor will remain subject to the non-compete commitment authorized by the Board of Directors on June 30, 2010 for a period of 18 months in return for an indemnity equal to 100% of his annual reference compensation, corresponding to the amount of (i) any gross fixed compensation received within the Group during the last 12 months and (ii) the annual average of the variable compensation due for the last three (3) years, it being specified that this non-compete commitment would be replaced by a new non-compete commitment for a period of 24 months and in return for an indemnity equal to the 16/12th of his reference compensation in the event the employment contract referred to below is concluded.

Mr. Jean-Georges Malcor will continue to benefit from the supplementary defined benefit pension scheme in effect within the Group for certain members of the Executive Committee and whose extension to Mr. Jean-Georges Malcor has been authorized by the Board of Directors during its meeting of June 30, 2010.

In the event that Mr. Jean-Georges Malcor’s term of office is terminated before October 1st, 2018, the Board of Directors has authorized, in accordance with Article L.225-38 and, as appropriate, Article L.225-42-1 of the French Commercial Code, the entering into of an employment contract with him in order to allow his continued collaboration with the Company as “Senior Advisor” until that date, under the same conditions of compensation as those applicable to his mandate as Chief Executive Officer (with the exception of the non-competition commitment which would in this case be for a period of 24 months and in return for an indemnity equal to the 16/12th of his reference compensation, as indicated above).

5.2.3.5	Contractual termination indemnity in case of departure from the Group

Chief Executive Officer

On January 4, 2017, the Board of Directors amended the triggering events and the performance conditions of the advantages granted to Mr Jean-Georges Malcor in case of termination of his term of office. They are now as follows:

Mr Jean-Georges Malcor is entitled to receive the special termination indemnity in case of dismissal, non-renewal of his term of office or in any other event of a forced departure linked to a change of control resulting in a substantial change in situation or a change of strategy.

The payment of the special termination indemnity will depend on the level of the average rate of achievement of the objectives relating to Mr Jean-Georges Malcor’s variable compensation calculated over the three financial years preceding his departure date as follows:

•	If such average rate is below 40%, no special termination indemnity will be paid;

•	If such average rate is higher than 40%, the full amont of the special termination indemnity will be due[6].

[6]	Paragraph 5.2.3.5 of the Registration Document contained a clerical mistake: it was set forth therein that, in such case, the special termination indemnity would amount to 100% of the amount of the annual reference compensation whereas the special termination indemnity will be due in full.

Moreover, on June 1, 2017, the Board of Directors decided to renew the term of office of Mr. Jean-Georges Malcor until June 1, 2020 as Chief Executive Officer, and also renewed the advantages granted to Mr. Jean-Georges Malcor in case of termination of his term of office with the same terms and conditions as those existing since January 4, 2017. These advantages are described in paragraph 5.2.3.5 of the Registration Document.

Pursuant to article L. 225-42-1 of the French Commercial Code, the modification and the renewal of these advantages were submitted for ratification to the shareholders’ combined general meeting held on October 31, 2017 under the 9th and 10th resolutions.

The shareholders of CGG rejected these resolutions and therefore objected to the changes made by the Board of Directors on January 4, 2017 and the renewal of the contractual termination indemnity of Mr. Jean-Georges Malcor. As a result, the Board of Directors held on December 1, 2017, which among other things, determined the terms and conditions of the termination of Mr. Jean-Georges Malcor’s office as Chief Executive Officer (see also paragraph 5.2.1.3 of this Update), decided that no severance pay will be paid to Mr. Jean-Georges Malcor upon termination of his office as Chief Executive Officer or thereafter.

The other provisions of paragraph 5.2.3.5 of the Registration Document remain unchanged.

Implementation of performance conditions applicable to the supplemental retirement plan with defined benefits plan for the benefit of Jean-Georges Malcor

The Board of Directors of June 1, 2017, which decided to renew the term of office of Mr. Jean-Georges Malcor as Chief Executive Officer, also resolved to submit the supplemental pension with defined benefit benefitting to Mr. Jean-Georges Malcor to the same performance conditions as those applicable to his contractual termination indemnity referred to in paragraph 5.2.3.5. of the Registration Document.

Pursuant to Article L. 225-42-1 of the French Commercial Code, this amended agreement has been submitted for ratification to the shareholders’ combined general meeting held on October 31, 2017 under the 11th resolution.

The shareholders of CGG approved this resolution.

6.	FINANCIAL POSITION, RESULTS AND PERSPECTIVES

Information relating to this chapter is described in the Registration Document updated by the First Update to the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

6.1.	Review of the financial position and results

CGG’s corporate and consolidated financial statements for the financial year ended on December 31, 2016 have been approved by the combined general meeting of the shareholders held on October 31, 2017.

6.1.5.	Financial information for the first nine months of the fiscal year 2017

Information relating to paragraph 6.1.5.1 and 6.1.5.2 of the First Update to the Registration Document remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

6.1.5.3	Quarterly financial report as of September 30, 2017

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the ability to confirm and consummate a plan of reorganization in accordance with the terms of the Lock-Up Agreement;

•	risks attendant to the Safeguard and Chapter 11 proceedings, and more generally bankruptcy processes, including the effects thereof on our business and on the interest of various constituents;

•	the length of time that we might be required to operate in Safeguard and Chapter 11 and the continued availability of operating capital during the pendency of such proceedings;

•	risks associated with third party motions, recourses or other pleadings in any Safeguard, Chapter 11 or bankruptcy case, which may interfere with the ability to confirm and consummate a plan of reorganization;

•	potential adverse effects on our liquidity or results of operations;

•	increased costs to execute the reorganization;

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	our liquidity and outlook;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in the Registration Document for the year ended December 31, 2016 that we filed with the AMF on May 1st, 2017. This document is available on our website at www.cgg.com. You may request a copy of this document, which includes our complete audited financial statements, by calling our investor relations department at + 33 1 6447 3489, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1:	FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	320.1	264.0
Other income from ordinary activities	—	0.3
Total income from ordinary activities	320.1	264.3
Cost of operations	(302.7)	(270.2)
Gross profit	17.4	(5.9)
Research and development expenses, net	(5.6)	(4.9)
Marketing and selling expenses	(13.9)	(13.9)
General and administrative expenses	(19.2)	(17.7)
Other revenues (expenses), net	(39.1)	(0.3)
Operating income	(60.4)	(42.7)
Expenses related to financial debt	(69.2)	(45.7)
Income provided by cash and cash equivalents	0.5	0.5
Cost of financial debt, net	(68.7)	(45.2)
Other financial income (loss)	4.3	0.2
Income (loss) of consolidated companies before income taxes	(124.8)	(87.7)
Income taxes	11.6	(3.2)
Net income (loss) from consolidated companies	(113.2)	(90.9)
Share of income (loss) in companies accounted for under equity method	(11.2)	3.0
Net income (loss)	(124.4)	(87.9)
Attributable to :
Owners of CGG SA	$(124.7)	(87.4)
Owners of CGG SA (1)	€(105.6)	(78.6)
Non-controlling interests	$0.3	(0.5)

Weighted average number of shares outstanding	22,133,149	22,133,149
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	22,133,149	22,133,149
Net income (loss) per share
Basic	$(5.64)	(3.95)
Basic (1)	€(4.77)	(3.55)
Diluted	$(5.64)	(3.95)
Diluted (1)	€(4.77)	(3.55)

(1)	Corresponding to the nine months amount in euros less the half-year amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	919.3	867.2
Other income from ordinary activities	0.7	0.9
Total income from ordinary activities	920.0	868.1
Cost of operations	(896.6)	(894.5)
Gross profit	23.4	(26.4)
Research and development expenses, net	(21.4)	(6.6)
Marketing and selling expenses	(41.0)	(46.4)
General and administrative expenses	(59.2)	(63.0)
Other revenues (expenses), net	(157.3)	(11.2)
Operating income	(255.5)	(153.6)
Expenses related to financial debt	(166.3)	(131.2)
Income provided by cash and cash equivalents	2.1	1.4
Cost of financial debt, net	(164.2)	(129.8)
Other financial income (loss)	3.2	(0.4)
Income (loss) of consolidated companies before income taxes	(416.5)	(283.8)
Income taxes	(11.5)	(15.9)
Net income (loss) from consolidated companies	(428.0)	(299.7)
Share of income (loss) in companies accounted for under equity method	(11.2)	2.9
Net income (loss)	(439.2)	(296.8)
Attributable to:
Owners of CGG SA	$(438.0)	(294.3)
Owners of CGG SA (1)	€(396.1)	(265.0)
Non-controlling interests	$(1.2)	(2.5)

Weighted average number of shares outstanding	22,133,149	20,349,525
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	22,133,149	20,349,525
Net income (loss) per share
Basic	$(19.79)	(14.46)
Basic (1)	€(17.89)	(13.02)
Diluted	$(19.79)	(14.46)
Diluted (1)	€(17.89)	(13.02)

(1)	Converted at the average exchange rate of U.S.$1.1058 and U.S.$1.1106 per € for the periods ended September 30, 2017 and 2016, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30,
Amounts in millions of U.S.$	2017	2016
Net income (loss) from statements of operations	(439.2)	(296.8)

Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	—	(0.2)
Net gain (loss) on available-for-sale financial assets	—	—
Exchange differences on translation of foreign operations	14.7	(1.6)

Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	14.7	(1.8)

Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	—	—

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	—	—

Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	14.7	(1.8)

Total comprehensive income (loss) for the period	(424.5)	(298.6)

Attributable to:
Owners of CGG SA	(425.0)	(295.1)
Non-controlling interests	0.5	(3.5)

C G G

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	September 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	333.2	538.8
Trade accounts and notes receivable, net	475.4	434.8
Inventories and work-in-progress, net	286.9	266.3
Income tax assets	67.7	112.2
Other current assets, net	135.1	105.8
Assets held for sale, net	17.0	18.6
Total current assets	1,315.3	1,476.5
Deferred tax assets	34.1	26.0
Investments and other financial assets, net	61.2	51.9
Investments in companies under equity method	201.6	190.5
Property, plant and equipment, net	328.8	708.6
Intangible assets, net	1,145.0	1,184.7
Goodwill, net	1,233.0	1,223.3
Total non-current assets	3,003.7	3,385.0
TOTAL ASSETS	4,319.0	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	—	1.6
Current portion of financial debt (1)	2,850.9	2,782.1
Trade accounts and notes payables	166.4	157.4
Accrued payroll costs	136.2	138.9
Income taxes payable	40.1	31.6
Advance billings to customers	24.4	24.4
Provisions — current portion	62.9	110.7
Current liabilities associated with funded receivables	48.6	—
Other current liabilities	109.8	140.2
Total current liabilities	3,439.3	3,386.9
Deferred tax liabilities	65.1	67.6
Provisions — non-current portion	123.4	162.1
Financial debt	53.0	66.7
Other non-current liabilities	18.6	21.4
Total non-current liabilities	260.1	317.8

Common stock 25,968,876 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at September 30, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(844.9)	(272.3)
Other Reserves	57.6	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(438.0)	(573.4)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(41.1)	(54.1)
Equity attributable to owners of CGG SA	583.0	1,120.7
Non-controlling interests	36.6	36.1
Total equity	619.6	1,156.8
TOTAL LIABILITIES AND EQUITY	4,319.0	4,861.5

Closing rates were U.S.$1.1806 per € and U.S.$1.0541 per € for September 30, 2017 and December 31, 2016, respectively.

(1)	As of September 30, 2017, out of the U.S.$2,850.9 million of financial debt classified as current liabilities only U.S.$569.0 million had a maturity of less than 12 months. As of December 31, 2016, out of the U.S.$2,782.1 million of financial debt classified as current liabilities, only U.S.$100.1 million had a maturity of less than 12 months. The rest of the financial debt appears as current liabilities as the result of an accounting reclassification due to the application of IAS 1. See Note 3 on financial debts for further explanations.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(439.2)	(296.8)
Depreciation and amortization	139.7	199.3
Multi-client surveys depreciation and amortization	212.5	205.1
Depreciation and amortization capitalized in multi-client surveys	(19.6)	(34.2)
Variance on provisions	(18.7)	(119.7)
Stock based compensation expenses	0.4	0.5
Net (gain) loss on disposal of fixed and financial assets	(28.0)	1.2
Equity (income) loss of investees	11.2	(2.9)
Dividends received from investments in companies under equity method	2.0	13.0
Other non-cash items	52.7	(0.4)
Net cash-flow including net cost of financial debt and income tax	(87.0)	(34.9)
Less net cost of financial debt	164.2	129.8
Less income tax expense	11.5	15.9
Net cash-flow excluding net cost of financial debt and income tax	88.7	110.8
Income tax paid	41.6	(12.9)
Net cash-flow before changes in working capital	130.3	97.9
- change in trade accounts and notes receivable	(71.7)	325.1
- change in inventories and work-in-progress	4.2	29.7
- change in other current assets	(28.6)	(24.8)
- change in trade accounts and notes payable	2.8	(100.0)
- change in other current liabilities	43.9	(58.9)
Impact of changes in exchange rate on financial items	—	(9.0)
Net cash-flow provided by operating activities	80.9	260.0
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(50.2)	(68.7)
Investment in multi-client surveys, net cash	(162.0)	(241.8)
Proceeds from disposals of tangible and intangible assets	19.5	11.5
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(1.5)	19.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	4.5	1.3
Net cash-flow used in investing activities	(185.2)	(272.9)
FINANCING
Repayment of long-term debt	(25.6)	(487.4)
Total issuance of long-term debt	2.3	456.6
Lease repayments	(4.4)	(6.5)
Change in short-term loans	(1.6)	0.9
Financial expenses paid	(72.2)	(103.0)
Net proceeds from capital increase:
— from shareholders	—	367.5
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	(4.4)
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(101.5)	224.2
Effects of exchange rates on cash	7.7	6.9
Impact of changes in consolidation scope	(7.5)	—
Net increase (decrease) in cash and cash equivalents	(205.6)	218.2
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	333.2	603.5

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2016	5,533,287	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							(0.2)		(0.2)		(0.2)
Exchange differences on foreign currency translation (3)								(0.6)	(0.6)	(1.0)	(1.6)

Other comprehensive income (1)+(2)+(3)							(0.2)	(0.6)	(0.8)	(1.0)	(1.8)
Net income (4)				(294.3)					(294.3)	(2.5)	(296.8)

Comprehensive income (1)+(2)+(3)+(4)				(294.3)			(0.2)	(0.6)	(295.1)	(3.5)	(298.6)
Capital increase	16,599,862	231.6	135.9			0.5			368.0		368.0
Share capital reduction		(304.1)	304.1						—		—
Dividends									—	(4.4)	(4.4)
Cost of share-based payment				1.1					1.1		1.1
Exchange differences on foreign currency translation generated by the parent company					(9.0)				(9.0)		(9.0)
Changes in consolidation scope and other				(0.2)					(0.2)		(0.2)
Balance at September 30, 2016	22,133,149	20.3	1,850.0	(561.9)	129.0	(20.1)	(0.8)	(39.5)	1,377.0	38.3	1,415.3

(a)	Number of shares as of January 1, 2016 and capital increase have been restated to reflect the 32-for-one stock split on July 20, 2016.

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2017	22,133,149	20.3	1,850.0	(845.7)	171.1	(20.1)	(0.8)	(54.1)	1,120.7	36.1	1,156.8

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)									—		—
Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								13.0	13.0	1.7	14.7

Other comprehensive income (1)+(2)+(3)+(4)								13.0	13.0	1.7	14.7
Net income (5)				(438.0)					(438.0)	(1.2)	(439.2)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(438.0)				13.0	(425.0)	0.5	(424.5)
Cost of share-based payment				0.6					0.6		0.6
Exchange differences on foreign currency translation generated by the parent company					(113.5)				(113.5)		(113.5)
Changes in consolidation scope and other				0.2					0.2	—	0.2
Balance at September 30, 2017	22,133,149	20.3	1,850.0	(1,282.9)	57.6	(20.1)	(0.8)	(41.1)	583.0	36.6	619.6

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee on November 10, 2017 for issue.

The 2016 consolidated annual financial statements were authorized for issue by the Board of Directors on March 2, 2017. As part of an authorization issuance of the new financial statements, on April 27, 2017, the Board of Directors updated the classification of part of our financial debt as current liabilities and amended the notes 1.2, 1.3, 13, 18, and 30 to the 2016 consolidated annual financial statements. The 2016 consolidated annual financial statements were approved by the Company’s General Meeting of shareholders on October 31, 2017.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

1.1 - Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2016 included in its report on Form 20-F for the year 2016 filed with the SEC on May 1, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016, except for the adoption of the following new Standards, Amendments, and Interpretations:

•	Amendments to IAS 7 – Disclosure initiative

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses

The adoption of these Standards, Amendments, and Interpretations had no impact on the Group’s interim financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of September 30, 2017, namely:

•	IFRS 15 — Revenue from Contracts with Customers and

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

First analysis of the application of IFRS 15 is detailed below.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were not effective and not yet adopted by the European Union:

•	Amendments to IFRS 2 — Share-based payment

•	Amendments to IAS 28 — Long-term interests in associates and joint ventures

•	Amendments to IFRS 9 — Prepayment features with negative compensation and modifications of financial liabilities

•	Amendments to IFRS 15 — Revenue from Contracts with Customers

•	IFRS 16 — Leases

•	Annual Improvements (2014-2016)

•	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

•	IFRIC 23 — Uncertainty over income tax treatments

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

First analysis of the application of IFRS 15 — Revenue from Contracts with Customers

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard is effective on January 1, 2018 with a full retrospective application (i.e. financial statements must be presented as if this standard had always been in force) or limited retrospective application (i.e. with cumulative impact reflected in the opening statement of financial position of the year of first adoption). CGG will implement IFRS 15 on January 1, 2018 without early adoption.

IFRS 15 defines the framework of the revenue recognition as a five step process: i) identify the contract, ii) identify the performance obligations, iii) determine the transaction price, iv) allocate the transaction price, v) recognize revenue. The second step still allows the revenue recognition over time provided certain criteria are met, depending on how the control of the goods or services provided is transferred to the customer.

The Group analyzed this new standard at the corporate level starting in 2014. Because CGG includes various business lines and considering that the application of this new standard implies significant familiarity with operations the Group initiated a bottom up assessment in June 2016 with the aim to go through the five steps of the standard for each activity. The process of analysis and validation is at the final stage before starting the analysis of the new disclosure requirements.

CGG does not expect significant changes in its revenue recognition policies during the final conclusion phase for exclusive surveys sales and after-sales of multi-client surveys. Revenue recognition for multi-clients during the prefunding phase (before delivery) was an area under close scrutiny. CGG, as well as all the major multi-client players, currently recognize revenue over time based on the physical progress of the survey. CGG liaised with all major players of the multi-client industry to share views on the application of the new standard during this phase and compare operational practices. Under the umbrella of the IAGC (International Association of Geophysical Contractors) a dedicated workinggroup involving all the major players in multi-clients business has been working during the past months to reach a common industry view. The preliminary analysis of this workinggroup is that the revenue during the prefunding phase should be recognized over time.

1.2 - Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Going concern	Assessment of going concern considering financial restructuring progress
Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value
Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery
Discount rate (WACC)
Classification of financial debts as current or non-current	Progress of the negotiations on Financial Restructuring
Post-employment benefits	Discount rate
Participation rate to post employment benefit plans
Inflation rate
Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates
Assessment of fair value of customer loyalty programs
Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

1.3 - Going concern assumptions

On June 14, 2017, a French safeguard procedure was opened with respect to the Company and, on the same date, a US Chapter 11 procedure was opened with respect to 14 of its direct or indirect subsidiaries which are guarantors of the secured debt (French and US Revolving Credit Facilities and Term Loan B) and / or the Senior Notes. Under the umbrella of these legal procedures, the holders of such debt and holders of our convertible bonds (c. U.S.$2.8 billion outstanding principal amount in total) can no longer call for any accelerated repayment. This provides the Group with a protective framework to conduct its businesses in the ordinary course and the Group stakeholders with a limited period of time to approve a restructuring plan.

The main features of the proposed restructuring plan have been disclosed together with the announcement of the above-mentioned court procedures on June 14, 2017:

•	Full conversion of unsecured debt (Senior Notes and convertible bonds) into equity;

•	Secured debt (French and US Revolving Credit Facilities and Term Loan B) exchanged for new secured first lien senior notes with a 5-year maturity;

•	Up to U.S.$500 million of new money raised through a U.S.$125 million rights issue and the issuance of U.S.$375 million of new secured second lien senior notes (with warrants) with a 6-year maturity.

As of November 10, 2017, the Group faces material uncertainties that may cast substantial doubt upon its ability to continue as a going concern. Even under the protection of the court procedures mentioned above, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the U.S.$333 million of Group liquidity as of September 30, 2017 does not allow to fully fund our current operations until at least September 30, 2018.

The ability of the Group to continue as a going concern then depends essentially on the effective and timely implementation of the proposed restructuring plan, especially the raising of up to U.S.$500 million of new money by early 2018. Should the shareholders or the French Court fail to approve the proposed restructuring plan and/or should the targeted implementation timetable of such restructuring plan not to be met, the Group liquidity would decrease below the required level to run the operations no later than in the first quarter of 2018 according to the Company cash flow forecasts. If the U.S.$500 million new money is raised in the first quarter of 2018 in accordance with the proposed restructuring plan, the Group liquidity is expected to be sufficient to fund our current operations until September 30, 2018 at least.

Following the successful completion of the private placement of the commitments to subscribe the new money secured second lien senior notes in a principal amount of U.S.$375 million (with warrants) in early July, the proposed restructuring plan is now supported, through signed lock-up agreements, by the required majorities of creditors. The financial restructuring plan was adopted (i) on July 28, 2017 by the lenders’ committee (unanimously) and by the general meeting of bondholders (by 93.5% of the creditors who cast a vote) as part of the safeguard procedure and (ii) late September 2017, by the creditor classes entitled to vote on the Chapter 11 plan. The General Meeting of shareholders held on October 31, 2017 did not meet the required quorum (22.48% compared to the 25% quorum required on first notice) to vote on the resolutions needed to implement the financial restructuring plan. An Extraordinary General Meeting of shareholders has been convened on second notice for November 13, 2017 with a lower quorum required (20%). Bpifrance Participations (which represents approximately. 9.35% of the share capital and 10.9% of the voting rights) and DNCA (which represents approximately 7.9% of the share capital and 7.8% of the voting rights) have undertaken to vote in favor of such resolutions. On that basis, and in the light of the respective merits of the proposed restructuring plan for the other Group stakeholders, the Company believes that the implementation of the restructuring plan in the first quarter of 2018 is a reasonable assumption.

Having carefully considered the above, the Company on November 10, 2017 concluded that preparing the September 30, 2017 consolidated financial statements on a going concern basis in an appropriate assumption.

1.4 - Accounting policies

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. Revenue is recognized using the percentage of completion method (or “proportional performance method”).

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer has a right of cancellation or refund of amounts paid have been achieved.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The carrying amount of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization. Whenever there is an indication that a survey may be impaired, an impairment test is performed. A systematic impairment test of all delivered surveys is performed at least for the yearly closing.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each normative sale, unless specific indications lead to application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. Given the life cycle of a multi-client project, our surveys are generally fully amortized or impaired within five years after delivery.

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio - with such estimates generally relying on historical patterns.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Convertible debt

•	The Company recognizes separately the components of convertible debt as (i) a financial liability and (ii) an option to the holder of the instrument to convert it into an equity instrument of the Company.

•	The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•	The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

NOTE 2— SIGNIFICANT EVENTS

Proactive management of maritime liabilities

On January 20 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 5 – “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements of our annual report on Form 20-F for the year ended December 31, 2016.

New ownership set up for our seismic fleet

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) for the implementation of a new ownership set up for our seismic fleet.

Under the new arrangements, Global Seismic Shipping AS (“GSS”), a company organized under the laws of Norway and 50% owned by each of CGG (through our subsidiary, Exploration Investment Resources II AS) and Eidesvik, holds (i) Geo Vessels AS, our former wholly-owned subsidiary, which owns the five previously cold-stacked vessels (Geo Coral (re-rigged in March 2017), Geo Caribbean, Geo Celtic, CGG Alize and Oceanic Challenger), and (ii) ESV and OSV (in which we previously held 49% stakes), which respectively own the Oceanic Vega and Oceanic Sirius. Global Seismic Shipping AS is accounted for using the equity method.

The following table summarizes the consideration received and the carrying value of the assets and liabilities contributed:

(in millions of U.S.$)
Consideration received
Fair value of our shares in Global Seismic Shipping AS	71.9

Total consideration received (a)	71.9

Carrying value of the contributed assets and liabilities
Cash and cash equivalents	7.5
Investments in companies under equity method (1)	48.3
Property, plant and equipment, net	301.0
Finance lease net	(3.1)
Current portion of financial debt (2)	(182.5)
Provisions — current portion	(4.8)
Provisions — non-current portion	(13.4)
Other Current Liabilities	(30.0)
Liabilities linked to charter agreements	(72.1)

Total carrying value of the contributed assets and liabilities (b)	50.9

Net gain realized (c) = (a) – (b)	21.0

Reduction of the cash burden of the charter agreement (d)	(72.1)

Net impact of the transaction in operating income (3) (e) = (c) + (d)	(51.1)

Other financial income (loss)	(15.0)
Cost of financial debt, net	(3.3)

Net impact of the transaction in financial income (loss) (4) (f)	(18.3)

Net impact of the transaction in the Net Income (e) + (f)	(69.4)

(1)	This relates to the 49% equity in income that we held in ESV and OSV, accounted for under the equity method as of March 31, 2017.
(2)	This relates to the Nordic credit facility.
(3)	The net impact of the transaction in operating income is a loss of US$51.1 million brokendown as follows:

•	a gain of U.S.$21.0 million arising from our contribution to GSS is recorded in the line item “Gains (losses) on sales of assets” in our statement of operations (see note 5 – “Other revenues and expenses”),

•	a loss of U.S.$72.1 million linked to the renegotiation and extension of the charter agreement in respect of the operated seismic vessels “Vega” and “Sirius” to reduce the cash burden. This loss corresponds to the compensation granted to ESV and OSV following the renegotiation of the charter agreements. It is recorded in the line item “Other revenues (expenses) net” in our statement of operations (see note 5 – “Other revenues and expenses”).

(4)	The net impact of the transaction in financial income is a loss of US$18.3 million broken-down as follows:

•	a loss of U.S.$15.0 million recorded in the line item “Other financial income (loss)” in our statement of operations,

•	a loss of U.S.$3.3 million recorded in the line item “Cost of financial debt, net” in our statement of operations.

Financial restructuring process

On February 6 2017, CGG solicited consents from the holders of each series of Senior Notes and the creditors under the Term Loan B to permit the appointment of a ‘mandataire ad hoc’ without such action constituting an Event of Default. CGG had previously received consents from the creditors under its French and US RCFs for the appointment.

On February 20, 2017, CGG announced the receipt of requisite majority consent from holders of its Term Loan B, 2020 Notes, 2021 Notes and 2022 Notes and the extension of the consent solicitation in respect of its 2017 Notes.

On February 23, 2017, CGG announced execution of supplemental indentures in respect of its 2020 Notes, 2021 Notes and 2022 Notes to allow for appointment of a ‘mandataire ad hoc’ and its intention to discharge and satisfy the indenture in respect of its 2017 Notes. The payment to the indenture trustee, in trust for the bondholders, of the aggregate outstanding principal ($8.3 million) and interest on the 2017 Notes was done on Friday, February 24, 2017. Following this operation, the amount of unsecured debt (Senior Notes and Convertibles) reached U.S.$1,884 million.

On February 27, 2017, a ‘mandataire ad hoc’ was nominated to better organize and facilitate discussions with and between all stakeholders for the financial restructuring of the Group.

On March 3, 2017, CGG entered into a financial restructuring process with the aim of significantly reducing debt levels and related cash interest costs to align them with its cash flows. In order to facilitate such restructuring discussions held under the aegis of a mandataire ad hoc, CGG executed non-disclosure agreements (“NDAs”) and initiated discussions with stakeholders.

On June 2, 2017, CGG announced an agreement in principle on a financial restructuring plan that met the Company’s objectives with its main creditors and DNCA, a creditor and shareholder.

On June 14, 2017, CGG announced that following agreement with key financial creditors, it has begun legal processes to implement balance sheet restructuring and create sustainable capital structure with the opening of a safeguard proceeding in France and Chapter 11 and Chapter 15 filings in the U.S.

As part of this process, the French Court which opened the safeguard proceedings appointed the former mandataire ad hoc, as judicial administrator of CGG SA.

Prior to the legal proceedings in the U.S. and France, CGG and certain of its financial creditors entered into a lock-up agreement on June 13, 2017, pursuant to which the relevant parties committed to take all actions reasonably necessary and appropriate to support, implement and consummate the restructuring. The terms of the lock-up agreement are relatively customary and include a requirement for creditors to vote in favor of the safeguard and Chapter 11 plans (subject to receiving appropriate disclosure materials), to provide various waivers, to enter into the required documentation to effect the restructuring and not to sell their debt holdings unless the transferee enters into the lock-up agreement or is already a signatory (and is therefore bound by such terms). The lock-up agreement as of that date had been signed by (i) an ad hoc committee of secured lenders, who hold collectively approximately 53.8% of the aggregate principal amount of the Group’s Secured Debt, (ii) an ad hoc committee of senior noteholders, who collectively hold approximately 52.4% of the aggregate principal amount of the Company’s Senior Notes, and (iii) DNCA, which holds 5.5% of the aggregate principal amount of the Company’s Senior Notes and approximately 20.7% of the aggregate principal amount of its convertible bonds. In addition, the Company entered into a restructuring support agreement with DNCA (in its capacity as shareholder) in connection with its holding of 7.9% of the Company’s share capital, pursuant to which DNCA committed to take all reasonably, necessary and appropriate actions as a shareholder to support, implement and consummate the restructuring, including voting in favor of the relevant shareholder resolutions and not selling its shares in the Company during the restructuring process. In October 2017, following certain commitments made by us which are described in detail in the press release as reproduced on Form 6-K dated October 17, 2017, long-standing shareholder Bpifrance Participations (which represents approximately 9.35% of the share capital and 10.9% of the voting rights) undertook to vote in favor of the resolutions required to approve implent the financial restructuring.

Results of the private placement agreement: on July 13, 2017, CGG announced that as of July 7, 2017 (the end of the placement period) eligible holders representing 86.08% of the aggregate principal amount of the Senior Notes had committed to subscribe to the new secured lien senior notes with Warrants of U.S.$375 million pursuant to the terms of a private placement agreement, and had acceded to the lock-up agreement. The issuance of the new secured lien senior notes with Warrants has been backstopped by members of the ad hoc committee of the holders of the Senior Notes holding, as of the date of the private placement agreement, 52.38% of the aggregate principal amount of the Senior Notes, who have also committed to subscribe for their pro rata shares of the new secured lien senior notes with warrants.

Approval of the draft safeguard plan by creditors’ committees in France: on July 28, 2017, lenders’ committee unanimously approved the draft safeguard plan, and the bondholder general meeting approved it with a majority of 93.5% of the creditors who cast a vote.

Acceptance by creditors entitled to vote on Chapter 11 plan: late September, all creditor classes entitled to vote on the Chapter 11 plan proposed in the chapter 11 cases commenced on June 14, 2017 in the US Bankruptcy Court for the Southern District of New York by CGG’s 14 main foreign, direct and indirect subsidiaries, each a borrower or guarantor in respect of the Group’s funded financial indebtedness, voted to overwhelmingly accept the plan.

Specifically, 97.14% of holders who cast ballots in respect of the Secured Loans, and 97.96% of holders who cast ballots in respect of the Senior Notes, voted in favor of the plan.

Further milestones are described in the note 7 – subsequent events.

Goodwill impairment test

Independent expert Ledouble fairness opinion and Lazard valuation have been issued in the context of the Group financial restructuring and are embedding present enterprise values, according to a multi criteria approach, which are lower than the valuation level resulting from the Group FY16 impairment test. It triggered an update of the annual Impairment test which did not evidence significant differences with the test performed for FY16 close and in particular did not lead to any impairment.

NOTE 3— FINANCIAL DEBT AND CASH UNDER FRENCH SAFEGUARD PROCEDURE AND U.S. CHAPTER 11 PROCEDURE

Gross financial debt as of September 30, 2017 was U.S.$2,903.9 million compared to U.S.$2,850.4 million as of December 31, 2016. Our gross debt as of September 2017 breaks down as follows:

	Gross debt excluding IFRS and consolidation adjustments	September 30, 2017 IFRS and consolidation adjustments	Gross debt
	(in millions of US$)
Senior notes	1,567.4	(3.1)	1,564.3
Convertible bonds	425.1	(39.7)	385.4
Term loans	337.8	(1.2)	336.6
Other credit facilities	469.2	(2.5)	466.7

Debt subject to renegotiation	2,799.5	(46.5)	2,753.0

Bank loans and other loans	4.5	—	4.5
Finance lease debt	58.6	—	58.6

Sub-total	2,862.6	(46.5)	2,816.1

Accrued interest	87.8	—	87.8

Financial debt	2,950.4	(46.5)	2,903.9

Bank overdrafts	—	—	—
Total	2,950.4	(46.5)	2,903.9

The leverage ratio and interest cover ratio covenants in respect of our secured debt were not applicable as of September 30, 2017 as a result of waivers granted pursuant to the lock-up agreement signed by certain of the secured lenders on June 13, 2017 (see note 2 – “Significant events” for more information).

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Audit Committee on November 10, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. mentioned above prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France. See note 1.3 – “Going concern assumptions.”

Cash-pooling under Chapter 11 and safeguard proceedings

In order to manage cash under the Chapter 11 and safeguard proceedings, four cash-pooling perimeters have been implemented:

•	CGG S.A., which filed for safeguard procedure in France,

•	Seven US entities, that filed for US Chapter 11 protection,

•	Seven non US entities, thatfiled for US Chapter 11 protection,

•	The rest of the world

The limitations embedded in Chapter 11 and French safeguard procedures for cash circulation within the Group could be broadly summarized as follows:

•	Netting of positions is only allowed inside a cash pool

•	Settlement of transactions between entities of different pools should be done through actual cash transfer

•	Intercompany loans or cash advance existing before the filing cannot be settled in principal or interest (except inside the “Rest of the World pool”) as long as the procedures are ongoing

•	Operational intercompany cash transactions are allowed provided they are in the ordinary course of business

•	All debts, operational or financial, external or intercompany existing prior to the filing date cannot be settled as long as the procedures are ongoing (very limited exceptions exist)

The cash positions for the four cash pool perimeters were as follows as of September 30, 2017:

(in millions of US$)	September 30, 2017
CGG SA	53.5
Total Chapter 11 U.S.	59.8
Total Chapter 11 Non U.S.	13.0
Total Rest Of the World	206.9

TOTAL GROUP	333.2

Revolving Credit Facilities

A summary of our authorized revolving credit lines as of September 30, 2017 is as follows:

	Date	Final Maturity	Used amount
			(in millions of U.S.$)
US revolving facility	2013	2018	161.9
French revolving facility	2013	2018	307.3

Total credit facilities before issuing fees			469.2

Our French and US revolving facilities were fully drawn as of September 30, 2017.

Acceleration of debt issuing fees amortization

Following the approval of the draft safeguard plan by creditors’ committees in France on 28 July 2017 and the approval of Chapter 11 plan by creditors entitled to vote in the US late September, 2017, most of our current debt is expected to be settled early 2018 through conversion into equity or new debt instruments under our financial restructuring plan. As a result, we have accelerated the amortization of the debt issuing fees. This adjustment amounted to U.S.$22.6 million as of September 30, 2017.

7.75% Senior Notes due 2017

On February 24, 2017, we discharged and satisfied in full the indenture in respect of the U.S.$8.3 million outstanding principal amount of our 7.75% senior notes due 2017.

6.5% Senior Notes due 2021

On January 20, 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 5 “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2016.

Nordic credit facility

The “Fleet ownership changes” transaction (see note 2 “Significant events”) led to a reduction of the gross debt of the Group of U.S.$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

NOTE 4—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to Operating Income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

Operating Income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The group does not track its assets based on country of origin.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended September 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	98.0	—	185.9	36.2	—	320.1	36.9	—	193.4	33.7	—	264.0
Inter-segment revenues	0.7	—	—	3.6	(4.3)	—	1.3	—	—	19.8	(21.1)	—
Operating revenues	98.7	—	185.9	39.8	(4.3)	320.1	38.2	—	193.4	53.5	(21.1)	264.0
Depreciation and amortization (excluding multi-client surveys)	(12.1)	(2.8)	(20.9)	(7.6)	(0.7)	(44.1)	(14.6)	(15.0)	(27.3)	(8.6)	(0.1)	(65.6)
Depreciation and amortization of multi-client surveys	—	—	(75.9)	—	—	(75.9)	—	—	(82.0)	—	—	(82.0)
Operating income	(7.1)	(40.8)	11.8	(15.8)	(8.5)	(60.4)	(12.9)	(21.2)	18.7	(9.9)	(17.4)	(42.7)
Share of income in companies accounted for under equity method (1)	(8.2)	(2.8)	(0.2)	—	—	(11.2)	3.0	—	—	—	—	3.0
Earnings before interest and tax (2)	(15.3)	(43.6)	11.6	(15.8)	(8.5)	(71.6)	(9.9)	(21.2)	18.7	(9.9)	(17.4)	(39.7)
Capital expenditures (excluding multi-client surveys) (3)	1.7	—	8.3	2.1	1.2	13.3	3.4	—	16.0	3.1	0.3	22.8
Investments in multi-client surveys, net cash	—	—	53.7	—	—	53.7	—	—	79.0	—	—	79.0

(1)	Share of operating results of companies accounted for under the equity method was U.S.$3.0 million and U.S.$3.4 million for the three months ended September 30, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$(24.0) million and U.S.$(35.2) million, respectively, for the three months ended September 30, 2017, compared to U.S.$(38.9) million and U.S.$(35.9) million, respectively, for the three months ended September 30, 2016.

For the three months ended September 30, 2017, Non-Operated Resources EBIT included U.S.$(36.4) million related to the Transformation Plan. For the three months ended September 30, 2016, Non-Operated Resources EBIT included U.S.$(3.8) million related to the Transformation Plan.

For the three months ended September 30, 2017, “eliminations and other” included U.S.$(7.6) million of general corporate expenses and U.S.$(0.9) million of intra-group margin. For the three months ended September 30, 2016, “eliminations and other” included U.S.$(8.8) million of general corporate expenses and U.S.$(8.6) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(7.5) million for the three months ended September 30, 2017 and 2016. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

	Nine months ended September 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	245.1	—	564.6	109.6	—	919.3	181.9	—	553.8	131.5	—	867.2
Inter-segment revenues	2.1	—	—	15.6	(17.7)	—	4.6	—	—	39.5	(44.1)	—
Operating revenues	247.2	—	564.6	125.2	(17.7)	919.3	186.5	—	553.8	171.0	(44.1)	867.2
Depreciation and amortization (excluding multi-client surveys)	(37.2)	(18.4)	(61.1)	(22.3)	(0.7)	(139.7)	(43.9)	(49.5)	(78.3)	(27.3)	(0.3)	(199.3)
Depreciation and amortization of multi-client surveys	—	—	(212.5)	—	—	(212.5)	—	—	(205.1)	—	—	(205.1)
Operating income	(58.4)	(190.8)	67.4	(44.8)	(28.9)	(255.5)	(46.7)	(77.6)	55.4	(39.0)	(45.7)	(153.6)
Share of income in companies accounted for under equity method (1)	(5.4)	(5.6)	(0.2)	—	—	(11.2)	2.9	—	—	—	—	2.9
Earnings before interest and tax (2)	(63.8)	(196.4)	67.2	(44.8)	(28.9)	(266.7)	(43.8)	(77.6)	55.4	(39.0)	(45.7)	(150.7)
Capital expenditures (excluding multi-client surveys) (3)	9.7	—	30.1	9.9	0.5	50.2	12.7	—	41.4	8.8	5.8	68.7
Investments in multi-client surveys, net cash	—	—	162.0	—	—	162.0	—	—	241.8	—	—	241.8
Capital employed	0.4	—	2.2	0.6	—	3.2	0.5	0.2	2.3	0.7	—	3.7
Total identifiable assets	0.6	0.1	2.6	0.6	—	3.9	0.7	0.4	2.7	0.7	—	4.5

(1)	Share of operating results of companies accounted for under the equity method was U.S.$5.7 million and U.S.$3.1 million for the nine months ended September 30, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(94.7) million and U.S.$(105.9) million, respectively, for the nine months ended September 30, 2017, compared to U.S.$(142.6) million and U.S.$(139.7) million, respectively, for the nine months ended September 30, 2016.

For the nine months ended September 30, 2017, Non-Operated Resources EBIT included U.S.$(160.8) million related to the Transformation Plan. For the nine months ended September 30, 2016, Non-Operated Resources EBIT included U.S.$(11.0) million related to the Transformation Plan.

For the nine months ended September 30, 2017, “eliminations and other” included U.S.$(24.0) million of general corporate expenses and U.S.$(4.9) million of intra-group margin. For the nine months ended September 30, 2016, “eliminations and other” included U.S.$(26.4) million of general corporate expenses and U.S.$(19.3) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(22.1) million and U.S.$(25.6) million for the nine months ended September 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

Analysis by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended September 30,
In millions of U.S.$, except percentages	2017		2016
North America	75.0	23%	56.8	22%
Central and South Americas	104.1	33%	52.4	20%
Europe, Africa and Middle East	100.6	31%	124.7	47%
Asia Pacific	40.4	13%	30.1	11%

Total	320.1	100%	264.0	100%

	Nine months ended September 30,
In millions of U.S.$, except percentages	2017		2016
North America	249.2	27%	242.8	28%
Central and South Americas	270.3	29%	141.1	16%
Europe, Africa and Middle East	279.7	31%	349.5	40%
Asia Pacific	120.1	13%	133.8	16%

Total	919.3	100%	867.2	100%

NOTE 5— OTHER REVENUES AND EXPENSES

	Nine months ended September 30,
In millions of U.S.$	2017	2016
Restructuring costs	(267.7)	(133.3)
Change in restructuring reserves	85.9	122.3
Other non-recurring revenues (expenses)	(3.1)	0.7
Other non-recurring revenues (expenses) – net	(184.9)	(10.3)
Exchange gains (losses) on hedging contracts	(0.4)	0.3
Gains (losses) on sales of assets	28.0	(1.2)

Other revenues (expenses) – net	(157.3)	(11.2)

Nine months period ended September 30, 2017

Other non-recurring revenues (expenses) – net

“Other non-recurring revenues and expenses – net” amounted to U.S.$(184.9) million for the nine months ended September 30, 2017, of which U.S.$(39.5) million were recorded during the third quarter of 2017. The restructuring costs amount to U.S.$(181.8) million for the nine months ended September 30, 2017.

These restructuring costs are part of the Group Transformation Plan and include:

(i)	U.S.$12.3 million to reduce the cash burden of the charter agreement in respect of one vessel in operation. This loss corresponds to the compensation granted to the ship-owner following the renegotiation of the charter agreements. (see note 2 – “Proactive management of maritime liabilities”),

(ii)	U.S.$72.1 million to renegotiate and extend the charter agreements in respect of two seismic vessels to reduce the cash burden following the implementation of a new ownership set up. This loss corresponds to the compensation granted to ESV and OSV following the renegotiation of the charter agreements. (see note 2 – “New ownership set up for our seismic fleet”),

(iii)	U.S.$81.1 million of professional fees mainly linked to the US Chapter 11 and French Safeguard procedures (see note 2 – “Financial restructuring process”),

(iv)	U.S.$16.3 million of other costs related to our Transformation Plan.

Gains (losses) on sales of assets

In 2017, we recognized a U.S.$21.0 million gain arising from our contribution to GSS, which was created as part of the Group Transformation Plan on April 2017 between CGG and Eidesvik (see note 2 – “New ownership set up for our seismic fleet”).

This line item also includes sales of assets and losses related to damaged or scrapped marine seismic equipment.

Nine months period ended September 30, 2016

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$133.3 million during the nine months ended September 30, 2016, partially offset by the use of the corresponding provisions.

Gains (losses) on sales of assets

This line item included sales of assets and also losses related to damaged or scrapped marine seismic equipment.

NOTE 6— CURRENT LIABILITIES ASSOCIATED WITH FUNDED RECEIVABLES

In 2017, we entered into an agreement with a financial institution to obtain advance payments for a marine acquisition and processing project with a client. The collection right of the invoices to be issued is transferred to the financial institution, based on monthly client’s acceptance of the work in progress. Nonetheless the terms of this agreement do not allow for de-recognition of the funded work in progress (which is thus recorded in “Trade accounts and notes receivables”). The cash received has been accounted for in “Current liabilities associated to funded receivables” in the consolidated statement of financial position.

As of September 30, 2017, an amount of U.S.$48.6 million has been accounted for in “Current liabilities associated to funded receivables” in the consolidated statement of financial position in respect of the above agreement.

NOTE 7— SUBSEQUENT EVENTS

On October 13, 2017 we made available to the public a prospectus (in the French language) in connection with certain issuances provided for under the draft safeguard plan and the chapter 11 plan in the context of the financial restructuring plan of CGG (AMF visa n°17-551). The prospectus comprises the CGG reference document (document de référence), filed with the Financial Markets Authority on May 1, 2017, the update of the Company’s Reference Document filed with the AMF on October 13, the securities note (including a summary of the prospectus) dated October 13, 2017, and a summary of the prospectus.

On October 16, 2017, the relevant U.S. Bankruptcy court confirmed the Chapter 11 plan.

On October 17, 2017, a Securities Note Supplement was made available. It describes the undertaking of Bpifrance Participations to vote in favor of the resolutions required to implement the financial restructuring plan, as well as the related undertakings made by the Company and certain of its creditors in the context of the safeguard proceedings. It also specifies that the US Court has, on October 16, 2017, entered an order confirming the Chapter 11 plan.

On October 31, 2017, a quorum of 22.48% of the share capital was present at the general meeting of shareholders, which allowed a vote on the ordinary part of the agenda, i.e. mainly approval of the 2016 consolidated annual financial statements. However, such representation was not sufficient to allow the general meeting to vote on the resolutions required to implement the financial restructuring plan. The required quorum for the extraordinary part of the general meeting on first notice is 25% of the share capital, and 20% on second notice.

Therefore, CGG, the creditors who support the proposed restructuring plan, and DNCA have agreed to maintain their undertakings in the Lock-Up Agreement, subject to the general meeting of shareholders being held no later than November 17, 2017. The General Meeting of shareholders has been convened on second notice, on November 13, 2017, to vote on the resolutions required to implement the financial restructuring plan. Bpifrance Participations (which represents approximately 9.35% of the share capital and 10.9% of the voting rights) and DNCA (which represents approximately 7.9% of the share capital and approximately 7.8% of the voting rights) have undertaken to vote in favor of such resolutions.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Financial restructuring process

See “note 2 – Significant events” to our interim consolidated financial statements for further details on our financial restructuring process

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, some of which are described below and others that are set out in “Item 5: Operating and Financial Reviews and Prospects: Factors affecting our results of operations” and “—Trend Information” of our annual report on Form 20-F for the year ended December 31, 2016.

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand. The geophysical market has historically been extremely volatile.

We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Lower or volatile hydrocarbon prices tend then to limit the demand for seismic services and products. In 2015 and 2016, oil and gas companies reduced their exploration and production spending due to falling oil prices, affecting demand for our products and services as reflected in our results.

We expect that the challenging market conditions that we experienced in 2016 will remain similar in 2017 and will continue to weight on our revenues. Our perception is consequently unchanged, with an EBITDAs level expected to be in line with 2016 and downward pressure on cash flow generation as expected. Due to this difficult environment, we believe that the market recovery will be delayed until the 2018/2019 horizon.

(See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2016 for a discussion of developments in the geophysical industry).

Backlog

Our backlog as of October 1, 2017 was U.S.$403 million. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended September 30, 2017 compared to three months ended September 30, 2016

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended September 30,
In millions of U.S.$	2017	2016
Marine Contractual Data Acquisition	71.0	17.5
Land and Multi-Physics Acquisition	27.7	20.7
Contractual Data Acquisition Revenues	98.7	38.2
Multi-client data	105.5	99.0
Subsurface Imaging and Reservoir	80.4	94.4
GGR Revenues	185.9	193.4
Equipment Revenues	39.8	53.5
Eliminated revenues and others	(4.3)	(21.1)

Total operating revenues	320.1	264.0

Our consolidated operating revenues for the three months ended September 30, 2017 increased 21% to U.S.$320 million from U.S.$264 million for the comparable period of 2016, mainly due to our Marine Contractual Data Acquisition business line and solid multi-client sales, in a very challenging market environment.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment increased 158% to U.S.$99 million for the three months ended September 30, 2017 from U.S.$38 million for the comparable period of 2016.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the three months ended September 30, 2017 increased 306% to U.S.$71 million from U.S.$18 million for the comparable period of 2016, mainly due to higher dedication of the fleet to contractual business coupled with a continued strong fleet operational performance, with high availability and production rates.

The availability rate increased to 99% for the three months ended September 30, 2017 from 94% for the three months ended September 30, 2016. The production rate remained high at 96% for the three months ended September 30, 2017 compared to 93% for the three months ended September 30, 2016. 33% of the fleet was dedicated to multi-client programs for the three months ended September 30, 2017 compared to 71% for the three months ended September 30, 2016.

Land and Multi-Physics Acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines increased 34% to U.S.$28 million for the three months ended September 30, 2017, compared to U.S.$21 million for the three months ended September 30, 2016, mainly due to increase in Land activity this quarter, while Multi-Physics is beginning to see improvements in the mining market.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended September 30, 2017 decreased 4% to U.S.$186 million from U.S.$193 million for the comparable period of 2016.

Multi-client data

Multi-client revenues increased 7% to U.S.$106 million for the three months ended September 30, 2017 from U.S.$99 million for the three months ended September 30, 2016. The sales were the highest in Brazil, boosted by licensing rounds, and onshore in the U.S.

Prefunding revenues decreased 21% to U.S.$70 million for the three months ended September 30, 2017, from U.S.$89 million for the three months ended September 30, 2016. After-sales revenues increased to U.S.$35 million for the three months ended September 30, 2017 compared to U.S.$10 million for the three months ended September 30, 2016. The prefunding rate was 131% for the three months ended September 30, 2017 compared to 112% for the three months ended September 30, 2016.

Subsurface Imaging & Reservoir

Operating revenues from our Subsurface Imaging & Reservoir business lines decreased 15% to U.S.$80 million for the three months ended September 30, 2017 from U.S.$94 million for the comparable period of 2016. Reservoir businesses were still impacted by clients’ low capex spending during the quarter.

Equipment

Total revenues of our Equipment segment, including internal and external sales, decreased 26% to U.S.$40 million for the three months ended September 30, 2017 from U.S.$54 million for the comparable period of 2016. Internal sales represented 9% of total revenues for the three months ended September 30, 2017 compared to 37% for the comparable period of 2016. External revenues for our Equipment segment increased 7% to U.S.$36 million for the three months ended September 30, 2017 from U.S.$34 million for the comparable period of 2016.

Land and Marine equipment sales were still impacted by low demand this quarter.

Land equipment sales represented 63% of total revenues, compared to 48% for the comparable period of 2016, with artificial lift business strengthening.

Marine equipment sales represented 37% of total revenues, driven notably by various Sentinel sections deliveries, compared to 52% of total revenues for the comparable period of 2016.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 12% to U.S.$303 million for the three months ended September 30, 2017 from U.S.$270 million for the comparable period of 2016 mainly as a consequence of the increase in activity level. The amortization expenses of our seismic library correspond to 72% of the Multi-client data business line revenues for the three months ended September 30, 2017 compared to 83% for the comparable period of 2016.

As a percentage of operating revenues, cost of operations decreased to 95% for the three months ended September 30, 2017 from 102% for the comparable period of 2016. Gross profit increased to U.S.$17 million for the three months ended September 30, 2017 from a loss of U.S.$(6) million for the comparable period of 2016, representing margins of 5% and (2)% of operating revenues, respectively.

Research and development expenditures amounted to U.S.$6 million for the three months ended September 30, 2017 from U.S.$5 million for the comparable period of 2016, mainly as a consequence of reduced R&D tax credits.

Marketing and selling expenses remained stable at U.S.$14 million for the three months ended September 30, 2017 and 2016.

General and administrative expenses increased slightly to U.S.$19 million for the three months ended September 30, 2017 from U.S.$18 million for the comparable period of 2016, mainly as a consequence of an unfavorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 6% of operating revenues in the three months ended September 30, 2017 compared to 7% of operating revenues in the three months ended September 30, 2016.

Other expenses amounted to U.S.$39 million for the three months ended September 30, 2017 including mainly U.S.$36 million of costs relating to our Transformation Plan, out of which U.S.$28 million relating to financial restructuring fees and U.S.$8 million being mainly redundancy and facilities exit costs, net of reversal of provisions. Other expenses were nil for the three months ended September 30, 2016.

Operating Income

Operating Income amounted to a loss of U.S.$60 million (or a loss of U.S.$24 million before restructuring costs relating to our Transformation Plan) for the three months ended September 30, 2017 as a result of the factors described above. Operating Income was a loss of U.S.$43 million for the three months ended September 30, 2016 (or a loss of U.S.$39 million before restructuring costs relating to our Transformation Plan).

Operating Income from our Contractual Data Acquisition segment was a loss of U.S.$7 million for the three months ended September 30, 2017 compared to a loss of U.S.$13 million for the three months ended September 30, 2016. Contractual Data Acquisition activities continued to suffer from adverse market conditions, mitigated by the strong fleet productivity and the positive impact of Global Seismic Shipping (GSS) JV on the cost structure.

Operating Income from our GGR segment was an income of U.S.$12 million for the three months ended September 30, 2017 compared to an income of U.S.$19 million for the three months ended September 30, 2016.

Operating Income from our Equipment segment was a loss of U.S.$16 million for three months ended September 30, 2017 compared to a loss of U.S.$10 million for the three months ended September 30, 2016.

Operating Income from our Non-Operated Resources segment was a loss of U.S.$41 million for three months ended September 30, 2017 (or a loss of U.S.$4 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$21 million for the comparable period of 2016 (or a loss of U.S.$17 million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to a loss of U.S.$11 million for the three months ended September 30, 2017 mainly due to the negative contribution from the Seabed Geosolutions JV and Global Seismic Shipping (GSS) JV. This compared to a profit of U.S.$3 million for the three months ended September 30, 2016.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 4 to our interim consolidated financial statements, amounted to a loss of U.S.$72 million (or a loss of U.S.$35 million before restructuring costs relating to our Transformation Plan) for the three months ended September 30, 2017 as a result of the factors described above, compared to a loss of U.S.$40 million (or a loss of U.S.$36 million before restructuring costs relating to our Transformation Plan) for the three months ended September 30, 2016.

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$15 million for the three months ended September 30, 2017 compared to a loss of U.S.$10 million for the three months ended September 30, 2016.

EBIT from our GGR segment was an income of U.S.$12 million for the three months ended September 30, 2017 compared to an income U.S.$19 million for the three months ended September 30, 2016.

EBIT from our Equipment segment was a loss of U.S.$16 million for three months ended September 30, 2017 compared to a loss of U.S.$10 million for the comparable period of 2016.

EBIT from our Non-Operated Resources segment was a loss of U.S.$44 million for three months ended September 30, 2017 (or a loss of U.S.$7 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$21 million for the comparable period of 2016 (or a loss of U.S.$17 million before restructuring costs related to our Transformation Plan).

(See note 5 to our interim consolidated financial statements for further details on restructuring costs relating to our Transformation Plan).

Financial Income and Expenses

Net cost of financial debt increased to U.S.$69 million for the three months ended September 30, 2017 from U.S.$45 million for the comparable period of 2016. This U.S.$24 million increase is mainly due to the acceleration of historical issuing fees amortization. Following the approval of the draft safeguard plan by creditors’ committees in France on 28 July 2017 and the approval of Chapter 11 plan by creditors entitled to vote in the US on late September, 2017, most of our current debt is expected to be settled early 2018 through conversion into equity or new debt instruments under our financial restructuring plan. As a result, we have accelerated the amortization of the debt issuing fees. This adjustment amounted to U.S.$21 million as of September 30, 2017.

Other financial income and expenses amounted to an income of U.S.$4 million for the three months ended September 30, 2017. Other financial income and expenses were nil for the comparable period of 2016.

Income Taxes

Income taxes were an income of U.S.$12 million for the three months ended September 30, 2017 compared to an expense of U.S.$3 million for the comparable period of 2016.

Net Income

Net income was a loss of U.S.$124 million for the three months ended September 30, 2017 compared to a loss of U.S.$88 million for the comparable period of 2016 as a result of the factors discussed above.

Nine months ended September 30, 2017 compared to nine months ended September 30, 2016

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Nine months ended September 30,
In millions of U.S.$	2017	2016
Marine Contractual Data acquisition	176.5	98.1
Land and Multi-Physics acquisition	70.7	88.4
Contractual Data Acquisition Revenues	247.2	186.5
Multi-client data	310.4	249.4
Subsurface Imaging and Reservoir	254.2	304.4
GGR Revenues	564.6	553.8
Equipment Revenues	125.2	171.0
Eliminated revenues and others	(17.7)	(44.1)

Total operating revenues	919.3	867.2

Our consolidated operating revenues for the nine months ended September 30, 2017 increased 6% to U.S.$919 million from U.S.$867 million for the nine months ended September 30, 2016 mainly due to our Marine Contractual Data Acquisition and Multi-Client business lines in a geoscience market environment which remains extremely challenging.

The respective contributions from the Group’s businesses were 61% from GGR, 12% from Equipment and 27% from Contractual Data Acquisition.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment for the nine months ended September 30, 2017 increased 33% to U.S.$247 million compared to U.S.$187 million for the comparable period of 2016.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the nine months ended September 30, 2017 increased 80% to U.S.$177 million from U.S.$98 million for the comparable period of 2016 mainly due to higher dedication of the fleet to the contractual market over the first nine months of 2017 coupled to a strong operational performance in persisting weak pricing conditions.

Production rate reached a high 97% for the nine months ended September 30, 2017 compared to 94% for the comparable period of 2016. 63% of the fleet was dedicated to the contractual market for the first nine months of 2017 as a consequence of large contracts especially in Mexico, compared to 46% for the comparable period of 2016.

Land and Multi-Physics Acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 20% to U.S.$71 million for the nine months ended September 30, 2017, from U.S.$88 million for the nine months ended September 30, 2016 in a global low level of activity and slow clients’ decision process.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the nine months ended September 30, 2017 increased 2% to U.S.$565 million from U.S.$554 million for the comparable period of 2016, driven mainly by multi-client sales in a weak market environment, with clients remaining cautious.

Multi-client data

Multi-client revenues increased 24% to U.S.$310 million for the nine months ended September 30, 2017 from U.S.$249 million for the nine months ended September 30, 2016. Our highest multi-client sales were made in Gulf of Mexico and Brazil.

Prefunding revenues decreased 8% to U.S.$197 million for the nine months ended September 30, 2017 compared to U.S.$214 million the nine months ended September 30, 2016. After-sales revenues amounted to U.S.$114 million for the nine months ended September 30, 2017 compared to U.S.$36 million the nine months ended September 30, 2016. The prefunding rate was 121% for the nine months ended September 30, 2017 compared to 88% for the nine months ended September 30, 2016.

Subsurface Imaging & Reservoir

Operating revenues from our Subsurface Imaging & Reservoir decreased 16% to U.S.$254 million for the nine months ended September 30, 2017 from U.S.$304 million for the comparable period of 2016. Overall demand for Imaging, Reservoir services and Software has weakened in line with reductions in clients’ capex spending.

Equipment

Total revenues of our Equipment segment, including internal and external sales, decreased 27% to U.S.$125 million for the nine months ended September 30, 2017 from U.S.$171 million for the comparable period of 2016, reflecting extremely low volumes driven by the weakness of the seismic acquisition market.

Internal sales represented 12% of total revenues for the nine months ended September 30, 2017 compared to 23% for the nine months ended September 30, 2016. External revenues for our Equipment segment decreased 17% to U.S.$110 million for the nine months ended September 30, 2017 from U.S.$132 million for the comparable period of 2016.

Marine equipment sales represented 45% of total revenues.

Operating Expenses

Cost of operations, including depreciation and amortization, remain stable at U.S.$897 million for the nine months ended September 30, 2017 compared to U.S.$895 million for the nine months ended September 30, 2016. The amortization expenses of our seismic library corresponded to 68% of the Multi-client data business line revenues for the nine months ended September 30, 2017 compared to 81% for the comparable period of 2016.

As a percentage of operating revenues, cost of operations decreased to 98% for the nine months ended September 30, 2017 from 103% for the comparable period of 2016. Gross profit increased to U.S.$23 million for the nine months ended September 30, 2017 from a loss of U.S.$ 26 million for the comparable period of 2016, representing 3% and (3)% of operating revenues, respectively.

Research and development expenditures increased to U.S.$21 million for the nine months ended September 30, 2017 from U.S.$7 million for the comparable period of 2016, principally as a result of a U.S. tax credit catch-up for R&D in the earlier period.

Marketing and selling expenses decreased 12% to U.S.$41 million for the nine months ended September 30, 2017 from U.S.$46 million for the comparable period of 2016, mainly as a consequence of the progress of our Transformation Plan.

General and administrative expenses decreased 6% to U.S.$59 million for the nine months ended September 30, 2017 from U.S.$63 million for the comparable period of 2016 as a consequence of the progress of the Transformation Plan and despite unfavorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 6% and 7% of operating revenues in the nine months ended September 30, 2017 and 2016, respectively.

Other expenses amounted to U.S.$157 million for the nine months ended September 30, 2017, including mainly U.S.$161 million of costs relating to our Transformation Plan of which (i) U.S.$51 million loss relating to our new ownership set up for our seismic fleet (ii) U.S.$81 million relating to financial restructuring fees (iii) U.S.$12 million relating to the renegociation of a charter agreement and (iv) U.S.$16 million relating to other restructuring costs, being mainly redundancy and facilities exit costs net of reversal of provisions.

Other expenses were U.S.$11 million for the nine months ended September 30, 2016, including mainly restructuring costs relating to our Transformation Plan (mainly redundancy costs, net of reversal of provisions).

Operating Income

Operating Income amounted to a loss of U.S.$256 million for the nine months ended September 30, 2017 (or a loss of U.S.$95 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$154 million for the nine months ended September 30, 2016 (or a loss of U.S.$143 million before restructuring costs related to our Transformation Plan).

Operating Income from our Contractual Data Acquisition segment was a loss of U.S.$58 million for the nine months ended September 30, 2017 compared to a loss of U.S.$47 million for the nine months ended September 30, 2016 mainly as a consequence of weak pricing conditions in Marine Acquisition business line despite our fleet’s good operational performance, and low activity levels coupled with slow clients’ decision process for our Land and Multi-Physics business lines.

Operating Income from our GGR segment was U.S.$67 million for the nine months ended September 30, 2017 compared to U.S.$55 million for the nine months ended September 30, 2016.

Operating Income from our Equipment segment was a loss of U.S.$45 million for the nine months ended September 30, 2017 compared to a loss of U.S.$39 million for the comparable period of 2016, mainly due to persistent low volumes despite efficient cost management and manufacturing flexibility.

Operating Income from our Non-Operated Resources segment was a loss of U.S.$191 million for the nine months ended September 30, 2017 (or a loss of U.S.$30 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$78 million for the comparable period of 2016 (or a loss of U.S.$67 million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Net income from investments accounted for under the equity method was a loss of U.S.$11 for the nine months ended September 30, 2017 mainly due to the negative contribution from the Seabed Geosolutions JV and Global Seismic Shipping (GSS) JV. This compared to an income of U.S.$3 million for the comparable period of 2016.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 4 to our interim consolidated financial statements, amounted to a loss of U.S.$267 million for the nine months ended September 30, 2017 (or a loss of U.S.$106 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$151 million for the nine months ended September 30, 2016 (or a loss of U.S.$140 million before restructuring costs related to our Transformation Plan).

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$64 million for the nine months ended September 30, 2017 compared to a loss of U.S.$44 million for the nine months ended September 30, 2016.

EBIT from our GGR segment was U.S.$67 million for the nine months ended September 30, 2017 compared to U.S.$55 million for the nine months ended September 30, 2016.

EBIT from our Equipment segment was a loss of U.S.$45 million for the nine months ended September 30, 2017 compared to a loss of U.S.$39 million for the comparable period of 2016.

EBIT from our Non-Operated Resources segment was a loss of U.S.$196 million for the nine months ended September 30, 2017 (or a loss of U.S.$36 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$78 million for the comparable period of 2016 (or a loss of U.S.$67 million before restructuring costs relating to our Transformation Plan).

(See note 5 to our interim consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Cost of net financial debt increased 27% to U.S.$164 million for the nine months ended September 30, 2017 from U.S.$130 million for the comparable period of 2016. This U.S.$34 million increase includes mainly the acceleration of historical issuing fees amortization. Following the approval of the draft safeguard plan by creditors’ committees in France on 28 July 2017 and the approval of Chapter 11 plan by creditors entitled to vote in the US on late September, 2017, most of our current debt is expected to be settled early 2018 through conversion into equity or new debt instruments under our financial restructuring plan. As a result, we have accelerated the amortization of the debt issuing fees. This adjustment amounted to U.S.$21 million as of September 30, 2017

Other financial expenses were an income of U.S.$3 million for the nine months ended September 30, 2017 and were nil for the nine months ended September 30, 2016.

Income Taxes

Income taxes amounted to an expense of U.S.$12 million for the nine months ended September 30, 2017 compared to an expense of U.S.$16 million for the comparable period of 2016.

Net Income

Net income was a loss of U.S.$439 million for the nine months ended September 30, 2017 compared to a loss of U.S.$297 million for the comparable period of 2016 as a result of the factors discussed above.

Liquidity and Capital Resources

Financial Restructuring developments

On June 14, 2017, a French safeguard procedure was opened with respect to the Company and, on the same date, a US Chapter 11 procedure was opened with respect to 14 of its direct or indirect subsidiaries which are guarantors of the secured debt (French and US Revolving Credit Facilities and Term Loan B) and / or the Senior Notes. Under the umbrella of these legal procedures, the holders of such debt and holders of our convertible bonds (representing approximately U.S.$2.8 billion outstanding principal amount in total) can no longer call for any accelerated repayment. This provides the Group with a protective framework to conduct its businesses in the ordinary course and the Group stakeholders with a limited period of time to approve a restructuring plan.

For more details please refer to note 2 “significant events - Financial restructuring process”.

Financial debt

The leverage ratio and interest cover ratio covenants in respect of our secured debt were not applicable as of September 30, 2017 as a result of waivers granted pursuant to the lock-up agreement signed by certain of the secured lenders on June 13, 2017 (see note 2 – “Significant events” for more information).

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Audit Committee on November 10, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. mentioned above prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France. See note 1.3 – “Going concern assumptions.”

7.75% Senior Notes due 2017

On February 24, 2017, we discharged and satisfied in full the indenture in respect of the U.S.$8.3 million outstanding principal amount of our 7.75% senior notes due 2017.

6.5% Senior Notes due 2021

On January 20, 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 5 “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2016.

Nordic credit facility

The “Fleet ownership changes” transaction (see “Note 2 Significant events”) led to a reduction of the gross debt of the Group of U.S.$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

Revolving Credit Facilities

A summary of our authorized revolving credit lines as of September 30, 2017 is as follows:

	Date	Final Maturity	Used amount
			(in millions of U.S.$)
US revolving facility	2013	2018	161.9
French revolving facility	2013	2018	307.3

Total credit facilities before issuing fees			469.2

Our French and US revolving facilities were fully drawn as of September 30, 2017.

Cash Flows

Operating activities

Net cash provided by operating activities was U.S.$81 million for the nine months ended September 30, 2017 (or U.S.$156 million provided by operating activities before restructuring expenses relating to our Transformation Plan) compared to U.S.$260 million provided by operating activities (or U.S.$393 million before restructuring expenses relating to our Transformation Plan) for the comparable period of 2016. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2017 was U.S.$130 million compared to net cash provided by operating activities of U.S.$98 million for the comparable period for 2016.

Changes in working capital had a negative impact on cash from operating activities of U.S.$49 million in the nine months ended September 30, 2017 compared to a positive impact of U.S.$162 million for the comparable period of 2016. This was mainly due to a negative change in trade accounts and notes receivable for U.S.$72 million in the nine months ended September 30, 2017, mainly as a consequence of the high level of multi-client sales in the second and third quarters of 2017, compared to a positive change of U.S.$325 million for the comparable period of 2016.

Investing activities

Net cash used in investing activities was U.S.$185 million in the nine months ended September 30, 2017 compared to U.S.$273 million for the nine months ended September 30, 2016.

During the nine months ended September 30, 2017, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to U.S.$28 million (U.S.$28 excluding asset suppliers’ variance), down 35% compared to same period last year. During the nine months ended September 30, 2016, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, were U.S.$43 million (U.S.$37 excluding asset suppliers’ variance).

During the nine months ended September 30, 2017, our capitalized development costs amounted to U.S.$22 million compared to U.S.$26 million for the same period last year.

During the nine months ended September 30, 2017, we invested U.S.$162 million in Multi-client data, primarily in Latin America and Ireland, compared to U.S.$242 million for the nine months ended September 30, 2016. As of September 30, 2017 the net book value of our Multi-client data library was U.S.$818 million compared to U.S.$848 million as of December 31, 2016.

Financing activities

Net cash used by financing activities during the nine months ended September 30, 2017 was U.S.$102 million compared to net cash provided of U.S.$224 million for the nine months ended September 30, 2016.

Net Financial Debt

Net financial debt as of September 30, 2017 was U.S.$2,571 million compared to U.S.$2,312 million as of December 31, 2016. The ratio of net financial debt to equity was 441% as of September 30, 2017 compared to 206% as of December 31, 2016.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of statement of financial position at September 30, 2017 and December 31, 2016:

In millions of U.S.$	September 30, 2017	December 31, 2016
Bank overdrafts	—	1.6
Current portion of long-term debt	2,850.9	2,782.1
Financial debt	53.0	66.7
Gross financial debt	2,903.9	2,850.4
Less : cash and cash equivalents	(333.2)	(538.8)

Net financial debt	2,570.7	2,311.6

(For a more detailed description of our financial activities, see “Item 5: Operating and Financial Review and Prospectus- Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2016).

EBIT and EBITDAS (unaudited)

EBIT is defined as Operating Income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

In millions of U.S.$	Nine months ended September 30,
	2017	2016
EBITDAS	77.5	217.1
Depreciation and amortization	(139.7)	(199.3)
Multi-client surveys depreciation and amortization	(212.5)	(205.1)
Depreciation and amortization capitalized to multi-client surveys	19.6	34.2
Stock based compensation expenses	(0.4)	(0.5)
Operating income	(255.5)	(153.6)
Share of (income) loss in companies accounted for under equity method	(11.2)	2.9
EBIT	(266.7)	(150.7)
Cost of financial debt, net	(164.2)	(129.8)
Other financial income (loss)	3.2	(0.4)
Total income taxes	(11.5)	(15.9)

Net income (loss)	(439.2)	(296.8)

For the nine months ended September 30, 2017, EBIT at the Group level was a loss of U.S.$267 million, corresponding to a loss of U.S.$106 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan and to a loss of U.S.$70 million excluding NOR, compared to a loss of U.S.$151 million for the comparable period of 2016, corresponding to a loss of U.S.$140 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$73 million excluding NOR.

For the nine months ended September 30, 2017, Group EBITDAS was U.S.$78 million, representing 8% of operating revenues, U.S.$238 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan, representing 26% of operating revenues and U.S.$250 million excluding NOR, compared to U.S.$217 million for the comparable period of 2016, representing 25% of operating revenues, U.S.$228 million before restructuring expenses relating to our Transformation Plan, representing 26% of operating revenues and U.S.$245 million excluding NOR.

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

In millions of U.S.$	Three months ended September 30,
	2017	2016
EBITDAS	53.2	93.4
Depreciation and amortization	(44.1)	(65.6)
Multi-client surveys depreciation and amortization	(75.9)	(82.0)
Depreciation and amortization capitalized to multi-client surveys	6.7	12.2
Stock based compensation expenses	(0.3)	(0.7)
Operating income	(60.4)	(42.7)
Share of (income) loss in companies accounted for under equity method	(11.2)	3.0
EBIT	(71.6)	(39.7)
Cost of financial debt, net	(68.7)	(45.2)
Other financial income (loss)	4.3	0.2
Total income taxes	11.6	(3.2)

Net income (loss)	(124.4)	(87.9)

For the three months ended September 30, 2017, EBIT at the Group level was a loss of U.S.$72 million, corresponding to a loss of U.S.$35 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$28 million excluding NOR, compared to a loss of U.S.$40 million, corresponding to a loss of U.S.$36 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$19 million excluding NOR for the comparable period of 2016.

For the three months ended September 30, 2017, Group EBITDAS was at U.S.$53 million, representing 17% of operating revenues, U.S.$90 million before restructuring costs relating to our Transformation Plan, representing 28% of operating revenues and U.S.$91 million excluding NOR, compared to U.S.$93 million for the comparable period of 2016, representing 35% of operating revenues, U.S.$97 million before restructuring expenses relating to our Transformation Plan, representing 37% of operating revenues and U.S.$100 million excluding NOR.

The following table presents EBITDAS by segment:

	Nine months ended September 30,
	2017						2016
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
EBITDAS	(21.0)	(172.3)	321.5	(22.5)	(28.2)	77.5	(2.7)	(28.1)	304.6	(11.7)	(45.0)	217.1

	Three months ended September 30,
	2017						2016
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
EBITDAS	5.1	(37.9)	102.0	(8.3)	(7.7)	53.2	1.8	(6.2)	116.0	(1.2)	(17.0)	93.4

For the nine months ended September 30, 2017, Non-Operated Resources EBITDAS included U.S.$(161) million of restructuring costs net of gain on sale of assets relating to our Transformation Plan. For the nine months ended September 30, 2016, Non-Operated Resources EBITDAS included U.S.$(11) million of restructuring expenses relating to our Transformation Plan.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

In millions of U.S.$	Nine months ended September 30,
	2017	2016
EBITDAS	77.5	217.1
Other financial income (loss)	3.2	(0.4)
Variance on provisions	(18.7)	(119.7)
Net gain on disposal of fixed assets	(28.0)	1.2
Dividends received from affiliates	2.0	13.0
Other non-cash items	52.7	(0.4)
Income taxes paid	41.6	(12.9)
Change in trade accounts receivables	(71.7)	325.1
Change in inventories	4.2	29.7
Change in other current assets	(28.6)	(24.8)
Change in trade accounts payables	2.8	(100.0)
Change in other current liabilities	43.9	(58.9)
Impact of changes in exchange rate	—	(9.0)

Net cash provided by operating activities	80.9	260.0

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of September 30, 2017:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	478.6	1,256.7	1,157.8	—	2,893.1
Other long-term obligations (interests)	124.3	237.1	92.1	—	453.5

Total long term debt obligations (a)	602.9	1,493.8	1,249.9	—	3,346.6
Finance lease obligations (not discounted)	8.1	15.4	13.5	—	37.0
Operating leases	120.6	166.4	134.1	255.1	676.2
- Bareboat agreements (a)	68.3	106.9	91.5	205.3	472.0
- Other operating lease agreement	52.3	59.5	42.6	49.8	204.2

Total contractual cash obligations (b)	731.6	1,675.6	1,397.5	255.1	4,059.8

Note:	For the purposes of the table above, the various components of the financial debt are presented with their normal maturities even though these debts with the exception of finance lease debt are presented entirely as current liabilities on our consolidated statement of financial position due to the application of IAS 1.

(a)	As of September 30, 2017, the aggregate amount of our off balance sheet commitment for bareboat charters for our fleet is U.S.$472.0 million. Of this amount, U.S.$403.9 million corresponded to the vessels operated through our new Global Seismic Shipping AS JV (see note 2), U.S.$15.4 million corresponded to vessels that we have already coldstacked, and U.S.$52.7 million corresponded to the vessels operated in 2017 and beyond.
(b)	Payments in foreign currencies are converted into U.S. dollars at September 30, 2017 exchange rates.

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

6.1.5.4.	Statutory auditors’ limited review report on the condensed interim consolidated financial statements

Statutory auditors’ limited review report on the condensed interim consolidated financial statements from 1 January to 30 September 2017

To the Chief Executive Officer,

In our capacity as statutory auditors of the CGG S.A. and in response to your demand in the context of the financial restructuring plan, we conducted our limited review of the condensed interim consolidated financial statements of CGG S.A. related to the period from January 1, 2017 to September 30, 2017, as attached to this report.

Information relating to the period from January 1, 2016 to September 30, 2016 presented for comparative purposes has not been subject to an audit or a limited review.

These condensed interim consolidated financial statements have been prepared by the management of CGG S.A. It is our responsibility, based on our limited review, to express our conclusion on these accounts.

We conducted our limited review in accordance with the professional standards applicable in France and the professional doctrine of the National Company of the statutory auditors relating to this intervention. A limited review consists mainly of interviewing management members responsible for accounting and financial matters and implementing analytical procedures. This work is less extensive than those required for an audit performed in accordance with the professional standards applicable in France. As a result, the assurance that the condensed interim consolidated financial statements, taken as a whole, do not contain material misstatements obtained as part of a limited review, is a moderate assurance, lower than that obtained in the context of an audit.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - the standard of IFRS as adopted by the European Union applicable to interim financial information.

Without calling into question the conclusion expressed above, we draw your attention to the Note 1.3 “Continuity of operations” in the appendix to the condensed interim consolidated financial statements, which states that the Group liquidity as of September 30, 2017 does not allow to fully fund all the Group’s operations until at least September 30, 2018; and that the Group’s ability to ensure its continuity of operations depends essentially on the effective and timely implementation of the financial restructuring plan presented to the shareholders during the combine general meeting held on October 31, 2017 which was not able to deliberate in its extraordinary part due to a lack of quorum. An extraordinary general meeting has been convened on second notice on November 13, 2017. In the light of the merits of the restructuring plan proposed to the shareholders, the management of CGG SA considers that the implementation of the restructuring plan is a reasonable assumption and therefore that the preparation of the condensed interim consolidated financial statements following the principle of continuity of exploitation is an appropriate hypothesis.

Courbevoie and Paris-La Défense, on November 12, 2017

The statutory auditors

MAZARS	ERNST & YOUNG et Autres

Jean-Luc Barlet	Nicolas Pfeuty

6.1.6	Press release related to half-year results and first nine months of the fiscal year 2017

The content of this paragraph appearing in the First Update to the Registration Document is supplemented by the following press release related to the CGG results for the 2017 third quarter.

CGG Announces its 2017 Third Quarter Results

Quarterly EBITDA sustained by solid multi-client sales

•	Revenue at $320m

•	GGR: solid Multi-Client quarterly sales boosted by Brazilian licensing rounds

•	Equipment: persistent low volumes

•	Contractual Data Acquisition: good operational performance in very challenging market conditions

•	EBITDAs[1] at $90m

•	Group Operating Income[1] at $(24)m

•	Multi-client capex at $54m, 131% prefunded

•	Other capex at $13m and Free Cash Flow[1] at $(11)m

•	Net income at $(124)m

Year-to-date results in line with our full year outlook

•	Revenue at $919m, up 6% year-on-year

•	EBITDAs[1] at $238m, up 4% year-on-year

•	Group Operating Income[1] at $(95)m, up 34% year-on-year

•	Multi-client capex at $162m, 121% prefunded

•	Other capex at $50m and Free Cash Flow[1] at $(109)m

•	Net debt up at $2,571m at end of September with liquidity at $333m

•	Net income at $(439)m

Financial restructuring plan

•	July 28, lenders’ committee and bondholder general meeting approved the safeguard plan

•	Late September, impaired classes of creditors validated the Chapter 11 plan in the US

•	November 13, EGM on second notice for shareholders to approve the necessary resolutions for the implementation of the financial restructuring plan

•	November 20, French commercial court hearing on safeguard plan and claim filed by some convertibles bondholders

•	Subject in particular to the approval of the EGM and the sanctioning of the draft safeguard plan by the French commercial court, the financial restructuring plan should be implemented in Q1 2018

[1]	Figures before Non-Recurring Charges related to the Transformation Plan and data library impairment

PARIS, France – November 13th 2017 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2017 third quarter unaudited results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“In a challenging geoscience market environment, the strong commitment from our teams, the operating performance in all activities and the strategic positioning of our multi-client library have allowed us to reach a revenue of $320 million and an EBITDAs of $90 million this quarter.

The year-to-date revenue were $919 million, up 6% from last year, despite still very low equipment sales. On this basis, we reiterate our 2017 outlook, with an EBITDAs level expected to be in line with 2016 and with lower cash flow generation.

In parallel, we achieved progress in our financial restructuring process initiated early in the year, in obtaining approval from lenders’ committee and bondholder general meeting in France on the safeguard plan on July 28th, and approval from the American Court on the Chapter 11 plan on October 16th.

The next decisive step for CGG’s sustainability is the approval of the necessary resolutions to implement the financial restructuring plan at the shareholders’ Extraordinary General Meeting held today on second notice.

This proposed plan would result in a $2 billion net debt reduction and would provide the necessary liquidity to support the Company’s turnaround, while allowing shareholders to participate to the recovery.”

Post-closing event

•	On October 13, 2017 we made available to the public a prospectus (in the French language, AMF visa n°17-551) in connection with certain issuances provided for under the draft safeguard plan and the Chapter 11 plan in the context of the financial restructuring plan of CGG. The prospectus comprises the CGG reference document (document de référence), filed with the Financial Markets Authority on May 1, 2017, the update of the Company’s Reference Document filed with the AMF on October 13, the securities note (including a summary of the prospectus) dated October 13, 2017, and a summary of the prospectus

•	On October 16, 2017, the relevant U.S. Bankruptcy Court confirmed the Chapter 11 plan

•	On October 17, 2017, a Securities Note Supplement was made available. It describes the undertaking of Bpifrance Participations to vote in favor of the resolutions required to implement the financial restructuring plan, as well as the related undertakings made by the Company and certain of its creditors in the context of the safeguard proceedings. It also specifies that the U.S.Bankrupcy Court has, on October 16, 2017, entered an order confirming the Chapter 11 plan

•	On October 31, 2017, a quorum of 22.48% of the share capital was present at the General Meeting of shareholders, which allowed a vote on the ordinary part of the agenda, i.e. mainly approval of the 2016 consolidated annual financial statements. However, such representation was not sufficient to allow the general meeting to vote on the resolutions required to implement the financial restructuring plan. The required quorum for the extraordinary part of the general meeting on first notice is 25% of the share capital, and 20% on second notice

•	CGG, the creditors who support the proposed restructuring plan, and DNCA agreed to maintain their undertakings in the Lock-Up Agreement, subject to the General Meeting of shareholders being held no later than November 17, 2017. An Extraordinary General Meeting of shareholders has been convened on second notice, on November 13, 2017, to vote on the resolutions required to implement the financial restructuring plan. Bpifrance Participations (which represents approximately 9.35% of the share capital and 10.9% of the voting rights) and DNCA (which represents approximately 7.9% of the share capital and approximately 7.8% of the voting rights) have undertaken to vote in favor of such resolutions

Third Quarter 2017 Key Figures

Before Non-Recurring Charges (NRC)

In millions $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017
Group Revenue	264.0	349.8	320.1
Group EBITDAs	97.2	120.0	89.6
Group EBITDAs margin	36.8%	34.3%	28.0%
Group EBITDAs excluding NOR	99.6	122.0	91.1
Operating Income	(38.9)	(3.5)	(24.0)
Opinc margin	(14.7)%	(1.0)%	(7.5)%
Operating Income excluding NOR	(21.5)	1.8	(19.6)
Equity from investments	3.0	(2.5)	(11.2)
Net Financial Costs	(45.0)	(48.2)	(64.4)
Income Taxes	(3.2)	(20.8)	11.6
Non-recurring charges (NRC)	(3.8)	(94.7)	(36.4)
Net Income	(87.9)	(169.7)	(124.4)
Cash Flow from Operations before NRC	21.6	52.2	69.2
Cash Flow from Operations after NRC	(23.4)	(2.1)	93.8
Free Cash Flow before NRC	(105.3)	(23.9)	(10.9)
Free Cash Flow after NRC	(150.3)	(78.2)	13.7
Net Debt	2,304.0	2,497.0	2,570.7
Capital Employed	3,719.3	3,273.5	3,190.3

Year-to-Date 2017 Key Figures

Before Non-Recurring Charges (NRC)

In millions $	YTD 2016	YTD 2017
Group Revenue	867.2	919.3
Group EBITDAs	228.1	238.3
Group EBITDAs margin	26.3%	25.9%
Group EBITDAs excluding NOR	245.2	249.8
Operating Income	(142.6)	(94.7)
Opinc margin	(16.4)%	(10.3)%
Operating Income excluding NOR	(76.0)	(64.7)
Equity from investments	2.9	(11.2)
Net Financial Costs	(130.2)	(161.0)
Income Taxes	(15.9)	(11.5)
Non-recurring charges (NRC)	(11.0)	(160.8)
Net Income	(296.8)	(439.2)
Cash Flow from Operations before NRC	393.3	155.8
Cash Flow from Operations after NRC	260.0	80.9
Free Cash Flow before NRC	(8.7)	(109.1)
Free Cash Flow after NRC	(142.0)	(184.0)
Net Debt	2,304.0	2,570.7
Capital Employed	3,719.3	3,190.3

Going concern

On June 14, 2017, a French safeguard procedure was opened with respect to the Company and, on the same date, a US Chapter 11 procedure was opened with respect to 14 of its direct or indirect subsidiaries which are guarantors of the secured debt (French and US Revolving Credit Facilities and Term Loan B) and / or the Senior Notes. Under the umbrella of these legal procedures, the holders of such debt and holders of our convertible bonds (c. U.S. $2.8 billion outstanding principal amount in total) can no longer call for any accelerated repayment. This provides the Group with a protective framework to conduct its businesses in the ordinary course and the Group stakeholders with a limited period of time to approve a restructuring plan.

The main features of the proposed restructuring plan were disclosed together with the announcement of the above-mentioned court procedures on June 14, 2017:

•	Full conversion of unsecured debt (Senior Notes and convertible bonds) into equity;

•	Secured debt (French and US Revolving Credit Facilities and Term Loan B) exchanged for new secured first lien senior notes with a 5-year maturity;

•	Up to U.S.$500 million of new money raised through a U.S.$125 million rights issue and the issuance of U.S.$375 million of new secured second lien senior notes (with warrants) with a 6-year maturity.

As of November 10, 2017, the Group faces material uncertainties that may cast substantial doubt upon its ability to continue as a going concern. Even under the protection of the court procedures mentioned above, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the U.S. $333 million of Group liquidity as of September 30, 2017 does not allow us to fully fund our current operations until at least September 30, 2018.

The ability of the Group to continue as a going concern depends essentially on the effective and timely implementation of the proposed restructuring plan, especially the raising of up to U.S. $500 million of new money by early 2018. Should the shareholders or the French Court fail to approve the proposed restructuring plan and/or should the targeted implementation timetable of such restructuring plan not be met, the Group liquidity would decrease below the required level to run the operations no later than in the first quarter of 2018 according to the Company cash flow forecasts. If the U.S.$500 million new money is raised in the first quarter of 2018 in accordance with the proposed restructuring plan, the Group liquidity is expected to be sufficient to fund our current operations until September 30, 2018 at least.

Following the successful completion of the private placement of the commitments to subscribe the new money secured second lien senior notes in a principal amount of U.S.$375 million (with warrants) in early July, the proposed restructuring plan is now supported, through signed lock-up agreements, by the required majorities of creditors. The financial restructuring plan was adopted (i) on July 28, 2017 by the lenders’ committee (unanimously) and by the general meeting of bondholders (by 93.5% of the creditors who cast a vote) as part of the safeguard procedure and (ii) late September 2017, by the creditor classes entitled to vote on the Chapter 11 plan. The General Meeting of shareholders held on October 31, 2017 did not meet the required quorum (22.48% compared to the 25% quorum required on first notice) to vote on the resolutions needed to implement the financial restructuring plan. An Extraordinary General Meeting of shareholders has been convened on second notice for November 13, 2017 with a lower quorum required (20%). Bpifrance Participations (which represents approximately. 9.35% of the share capital and 10.9% of the voting rights) and DNCA (which represents approximately 7.9% of the share capital and 7.8% of the voting rights) have undertaken to vote in favor of such resolutions. On that basis, and in light of the terms of the restructuring plan proposed for the various stakeholders, the Company believes that the implementation of the restructuring plan in the first quarter of 2018 is a reasonable assumption.

Having carefully considered the above, the Company on November 10, 2017 concluded that preparing the September 30, 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

Third quarter 2017 financial results by operating segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR						Variation
In millions $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year		Quarter- to- quarter
Total Revenue	193.4	220.7	185.9	(4)%		(16)%
Multi-Client	99.0	132.7	105.5	7%		(20)%
Prefunding	88.8	73.3	70.1	(21)%		(4)%
After-Sales	10.2	59.4	35.4	247%		(40)%
Subsurface Imaging & Reservoir (SIR)	94.4	88.0	80.4	(15)%		(9)%
EBITDAs	116.0	139.3	102.0	(12)%		(27)%
Margin	60.0%	63.1%	54.9%	(510	) bps	(820	) bps
Operating Income	18.7	37.3	11.8	(37)%		(68)%
Margin	9.7%	16.9%	6.3%	(340	) bps	NA
Equity from Investments	0	0	(0.2)	NA		NA
Capital Employed (in billion $)	2.3	2.3	2.2	NA		NA

GGR Total Revenue was $186 million, down 4% year-on-year and 16% sequentially.

•	Multi-Client revenue was $106 million, up 7% year-on-year and down 20% sequentially. 33% of the fleet was allocated to multi-client programs compared to 71% in Q3 2016 and 48% in Q2 2017. Multi-client sales were the highest in Brazil and onshore US.

•	Prefunding revenue was $70 million, down 21% year-on-year and 4% sequentially. Multi-client cash capex was at $54 million, down 32% year-on-year and 11% sequentially. The cash prefunding rate was at 131% versus 112% in Q3 2016.

•	After-sales revenue was $35 million, up 247% year-on-year and down 40% sequentially.

•	Subsurface Imaging & Reservoir revenue was $80 million, down 15% year-on-year and 9% sequentially. Reservoir businesses were impacted by clients’ low capex spending.

GGR EBITDAs was $102 million, a 54.9% margin.

GGR Operating Income was $12 million, a 6.3% margin. The multi-client depreciation rate totaled 72%, leading to a library Net Book Value of $818 million at the end of September, split 90% offshore and 10% onshore.

GGR Capital Employed was down to $2.2 billion at the end of September 2017.

Equipment

Equipment
In millions $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	53.5	53.0	39.8	(26)%	(25)%
External Revenue	33.7	47.8	36.2	7%	(24)%
Internal Revenue	19.8	5.2	3.6	(82)%	(31)%
EBITDAs	(1.2)	(5.5)	(8.3)	(592)%	(51)%
Margin	(2.2)%	(10.4)%	(20.9)%	NA	NA
Operating Income	(9.9)	(12.6)	(15.8)	(60)%	(25)%
Margin	(18.5)%	(23.8)%	(39.7)%	NA	NA
Capital Employed (in billion $)	0.7	0.6	0.6	NA	NA

Equipment Total Revenue was $40 million, down 26% year-on-year and 25% sequentially. This drop was driven by much lower internal sales which reached $4m in 2017 versus $20m in Q3 2016. External sales were $36 million, up 7% year-on-year and down 24% sequentially. Land and marine seismic equipment sales were still impacted by low demand this quarter.

Land equipment sales represented 63% of total sales, compared to 48% in the third quarter of 2016, with artificial lift business strengthening.

Marine equipment sales represented 37% of total sales, compared to 52% in the third quarter of 2016, driven notably by various sentinel sections deliveries.

Equipment EBITDAs was $(8) million, a margin of (20.9)%.

Equipment Operating Income was $(16) million, a margin of (39.7)%.

Equipment Capital Employed was stable at $0.6 billion at the end of September 2017.

Contractual Data Acquisition

Contractual Data Acquisition	Third	Second	Third	Variation		Variation
	Quarter	Quarter	Quarter	Year-on-		Quarter-to-
In millions $	2016	2017	2017	year		quarter
Total Revenue	38.2	82.0	98.7	158%		20%
External Revenue	36.9	81.3	98.0	166%		21%
Internal Revenue	1.3	0.7	0.7	(46)%		0%
Total Marine Acquisition	17.5	60.9	71.1	306%		17%
Total Land and Multi-Physics Acquisition	20.7	21.1	27.6	33%		31%
EBITDAs	1.8	(0.9)	5.1	183%		667%
Margin	4.7%	(1.1)%	5.2%	50	bps	630	bps
Operating Income	(12.9)	(12.7)	(7.1)	45%		44%
Margin	(33.8)%	(15.5)%	(7.2)%	NA		830	bps
Equity from Investments	3.0	0.3	(8.2)	(373)%		NA
Capital Employed (in billion $)	0.5	0.4	0.4	NA		NA

Contractual Data Acquisition Total Revenue was $99 million, up 158% year-on-year and 20% sequentially.

•	Contractual Marine Data Acquisition revenue was $71 million, up 306% year-on-year and 17% sequentially

Our vessel availability rate was 99%. This compares to 94% in the third quarter of 2016 and 100% in the second quarter of 2017. Our vessel production rate was 96%. This compares to 93% in the third quarter of 2016 and 98% in the second quarter of 2017

The increase in revenue can mainly be explained by the higher dedication to contractual surveys, as 67% of the fleet was executing contractual jobs versus 29% in Q3 2016. This was coupled with the continued strong fleet metrics of vessel availability and production rates

•	Land and Multi-Physics Data Acquisition revenue was $28 million, up 33% year-on-year and 31% sequentially. Land activity increased this quarter. Airborne is beginning to see improvements in the mining market

Contractual Data Acquisition EBITDAs was $5 million, a margin of 5.2%.

Contractual Data Acquisition Operating Income was $(7) million, a margin of (7.2)%. Contractual Data Acquisition activities continued to suffer from a still competitive market, mitigated by the strong fleet productivity and the positive impact of Global Seismic Shipping (GSS) JV on the cost structure.

Contractual Data Acquisition Capital Employed was stable at $0.4 billion at the end of September 2017.

Non-Operated Resources

Non-Operated Resources					Variation
In millions $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year	Quarter- to- quarter
EBITDAs	(2.4)	(2.0)	(1.5)	38%	25%
Operating Income	(17.4)	(5.3)	(4.4)	75%	17%
Equity from Investments	0	(2.8)	(2.8)	NA	NA
Capital Employed (in billion $)	0.2	0	0	NA	NA

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated resources.

Non-Operated Resources EBITDAs was $(2) million.

Non-Operated Resources Operating Income was $(4) million. The amortization of excess streamers has a negative impact on the contribution of this segment.

The equity from investments includes the impact of 50% of the Global Seismic Shipping (GSS) JV, which we own with Eidesvik. Seven vessels were transferred to GSS in Q1 2017, four of them are cold-stacked.

Non-Operated Resources Capital Employed was nil at the end of September 2017.

Third quarter 2017 financial results

Group Total Revenue was $320 million, up 21% year-on-year and down 8% sequentially. The respective contributions from the Group’s businesses were 58% from GGR, 11% from Equipment and 31% from Contractual Data Acquisition.

Group EBITDAs was $90 million, a 28.0% margin, and $53 million after $(36) million of Non-Recurring Charges (NRC) related to the Transformation Plan. Excluding Non-Operated Resources (NOR), and to focus solely on the performance of our active Business Lines, Group EBITDAs was $91 million.

Group Operating Income was $(24) million, a (7.5)% margin, and $(60) million after $(36) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(20) million.

Equity from Investments contribution was $(11) million and can mainly be explained by the negative contribution from the Global Seismic Shipping (GSS) JV and Seabed Geosolutions JV this quarter.

Total non-recurring charges were $36 million, mainly related to the financial restructuring.

Net financial costs were $64 million:

•	Cost of debt was $69 million, including $21 million of accelerated amortization of historical issuing fees. The total amount of interest paid during the quarter was $15 million

•	Other financial items were positive $4 million

Income Taxes were positive $12 million.

Group Net Income was $(124) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(125) million / €(106) million. EPS was negative at $(5.64) / €(4.77).

Cash Flow

Cash Flow from operations was $69 million compared to $22 million for the third quarter of 2016. After cash Non-Recurring Charges, the Cash Flow from operations was $94 million.

Global Capex was $66 million, down 35% year-on-year and 15% sequentially.

•	Industrial capex was $5 million, down 69% year-on-year and 52% sequentially

•	Research & Development capex was $8 million, stable year-on-year and down 7% sequentially

•	Multi-client cash capex was $54 million, down 32% year-on-year and 11% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was at $(11) million compared to $(105) million for the third quarter of 2016. After cash NRC, Free Cash Flow was at $14 million. The positive impact is mainly explained by the accelerated refund of French tax credit of $40m which was triggered by the safeguard regime.

Comparison of Third Quarter 2017 with Second Quarter 2017 and Third Quarter 2016

Consolidated Income Statements	Third	Second	Third	Variation	Variation
	Quarter	Quarter	Quarter	Year-on-	Quarter-to-
In Millions $	2016	2017	2017	year	quarter
Exchange rate euro/dollar	1.11	1.09	1.17	NA	NA
Operating Revenue	264.0	349.8	320.1	21%	(8)%
GGR	193.4	220.7	185.9	(4)%	(16)%
Equipment	53.5	53.0	39.8	(26)%	(25)%
Contractual Data Acquisition	38.2	82.0	98.7	158%	20%
Elimination	(21.1)	(5.9)	(4.3)	(80)%	(27)%
Gross Margin	(5.9)	32.5	17.4	395%	(46)%
EBITDAs before NRC	97.2	120.0	89.6	(8)%	(25)%
GGR	116.0	139.3	102.0	(12)%	(27)%
Equipment	(1.2)	(5.5)	(8.3)	(592)%	(51)%
Contractual Data Acquisition	1.8	(0.9)	5.1	183%	667%
Non-Operated Resources	(2.4)	(2.0)	(1.5)	38%	25%
Corporate	(8.8)	(8.3)	(7.6)	(14)%	(8)%
Eliminations	(8.2)	(2.6)	(0.1)	(99)%	(96)%
NRC before impairment	(3.8)	(94.7)	(36.4)	858%	(62)%
Operating Income before NRC	(38.9)	(3.5)	(24.0)	38%	(586)%
GGR	18.7	37.3	11.8	(37)%	(68)%
Equipment	(9.9)	(12.6)	(15.8)	(60)%	(25)%
Contractual Data Acquisition	(12.9)	(12.7)	(7.1)	45%	44%
Non-Operated Resources	(17.4)	(5.3)	(4.4)	75%	17%
Corporate	(8.8)	(8.3)	(7.6)	(14)%	(8)%
Eliminations	(8.6)	(1.9)	(0.9)	(90)%	(53)%
NRC	(3.8)	(94.7)	(36.4)	858%	(62)%
Operating Income after NRC	(42.7)	(98.2)	(60.4)	(41)%	38%
Net Financial Costs	(45.0)	(48.2)	(64.4)	43%	34%
Income Taxes	(3.2)	(20.8)	11.6	(463)%	(156)%
Equity from Investments	3.0	(2.5)	(11.2)	(473)%	(348)%
Net Income	(87.9)	(169.7)	(124.4)	(42)%	27%
Shareholder’s Net Income	(87.4)	(169.2)	(124.7)	(43)%	26%
Earnings per share in $	(3.95)	(7.64)	(5.64)	NA	NA
Earnings per share in €	(3.55)	(7.00)	(4.77)	NA	NA

Cash Flow Statements	Third	Second	Third	Variation	Variation
	Quarter	Quarter	Quarter	Year-on-	Quarter-
In Millions $	2016	2017	2017	year	to-quarter
EBITDAs before NRC	97.2	120.0	89.6	(8)%	(25)%
Net tax paid	(5.1)	4.9	(0.2)	(96)%	(104)%
Change in Working Capital	(71.7)	(57.4)	(4.8)	93%	92%
Other items	1.2	(15.3)	(15.4)	NA	(1)%
Cash Flow provided by operating activities	21.6	52.2	69.2	220%	33%
Paid Cost of Debt	(28.2)	(13.5)	(14.5)	(49)%	7%
Capex (including change in fixed assets payables)	(101.8)	(77.5)	(67.0)	(34)%	(14)%
Industrial	(15.3)	(9.4)	(5.8)	(62)%	(38)%
R&D	(7.5)	(8.1)	(7.5)	0%	(7)%
Multi-Client (Cash)	(79.0)	(60.0)	(53.7)	(32)%	(11)%
Marine MC	(73.1)	(58.6)	(48.3)	(34)%	(18)%
Land MC	(5.9)	(1.4)	(5.4)	(8)%	286%
Proceeds from disposals of assets	3.1	14.9	1.4	(55)%	(91)%
Free Cash Flow before Cash NRC	(105.3)	(23.9)	(10.9)	90%	54%
Cash NRC	(45.0)	(54.3)	24.6	(155)%	(145)%
Free Cash Flow after Cash NRC	(150.3)	(78.2)	13.7	109%	118%
Non Cash Cost of Debt and Other Financial Items	(17.0)	(35.1)	(54.2)	(219)%	(54)%
Specific items	18.2	3.5	6.6	(64)%	89%
FX Impact	(4.5)	(67.3)	(39.8)	(784)%	41%
Other variance non cash	0.0	15.0	0.0	NA	(100)%
Change in Net Debt	(153.6)	(162.1)	(73.7)	52%	55%
Net debt	2,304.0	2,497.0	2,570.7	12%	3%

Year-to-Date 2017 Financial Results

Group Total Revenue was $919 million, up 6% compared to 2016. The respective contributions from the Group’s businesses were 61% from GGR, 12% from Equipment and 27% from Contractual Data Acquisition.

Group EBITDAs was $238 million, a 25.9% margin, and $78 million after $(161) million of NRC related to the Transformation Plan. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group EBITDAs was $250 million.

Group Operating Income was $(95) million, a (10.3)% margin, and $(256) million after $(161) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(65) million.

•	GGR operating income margin was at 11.9%. Multi-Client sales reached $310 million with a cash prefunding rate of 121%. Our highest offshore multi-client sales were made in Gulf of Mexico and Brazil. The depreciation rate was 68% leading to a Net Book Value of $818 million at the end of September

Subsurface Imaging delivered a resilient performance, while reservoir businesses were impacted by clients’ low capex spending

•	Equipment operating income margin was at (35.8)%. Despite very efficient cost management and its manufacturing flexibility, very low volumes continue to strongly impact the profitability of this segment

•	Contractual Data Acquisition operating income margin was at (23.6)% due to weak pricing conditions in Marine, despite our fleet’s good operational performance with a high production rate at 97%. 63% of our fleet was dedicated to the contractual market over the first nine months as we executed a large contract in Mexico. Land and Multi-Physics acquisition continued to suffer from a global low level of activity and slow clients’ decision process

•	NOR operating income was at $(30) million

Equity from Investments contribution was $(11) million year-to-date, mainly explained by the negative contribution from the Global Seismic Shipping (GSS) JV and the Seabed Geosolutions JV.

Total non-recurring charges (NRC) were $161 million:

•	$81 million of financial restructuring costs

•	$80 million of Group Transformation Plan charges, mainly related to Global Seismic Shipping set up

Net financial costs were $161 million:

•	Cost of debt was $164 million, including $21 million of accelerated amortization of historical issuing fees. The total amount of interest paid was $72 million

•	Other financial items were positive at $3 million

Income Taxes were $12 million.

Group Net Income was $(439) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(438) million / €(396) million. EPS was negative at $(19.79) / €(17.89).

Cash Flow

Cash Flow from operations was $156 million before NRC, compared to $393 million for the first nine months of 2016. Cash Flow from operations was $81 million after cash NRC.

Global Capex was $212 million, down 31% year-on-year:

•	Industrial capex was $28 million, down 35% year-on-year

•	Research & development capex was $22 million, down 14% year-on-year

•	Multi-client cash capex was $162 million, down 33% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was $(109) million compared to $(9) million for the first nine months of 2016. After cash NRC, Free Cash Flow was $(184) million.

Balance Sheet

Group gross debt was $2.904 billion at the end of September 2017. Available cash was $333 million and Group net debt was $2.571 billion.

The net debt to shareholders equity ratio, at the end of September 2017, was 441% compared to 206% at the end of December 2016.

The Group’s liquidity amounted to $333 million at the end of September 2017.

Leverage ratio and interest cover ratio are not applicable as of September 30, 2017 as a result of the French safeguard procedure and US Chapter 11 procedure.

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Audit Committee on November 10, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France.

Year-to-Date 2017 comparison with Year-to-Date 2016

Consolidated Income Statements			Variation
In Millions $	YTD 2016	YTD 2017	Year-on- year
Exchange rate euro/dollar	1.11	1.11	NA
Operating Revenue	867.2	919.3	6%
GGR	553.8	564.6	2%
Equipment	171.0	125.2	(27)%
Contractual Data Acquisition	186.5	247.2	33%
Elimination	(44.1)	(17.7)	(60)%
Gross Margin	(26.40)	23.4	189%
EBITDAs before NRC	228.1	238.3	4%
GGR	304.6	321.5	6%
Equipment	(11.7)	(22.5)	(92)%
Contractual Data Acquisition	(2.7)	(21.0)	(678)%
Non-Operated Resources	(17.1)	(11.5)	33%
Corporate	(26.4)	(24.0)	(9)%
Eliminations	(18.6)	(4.2)	(77)%
NRC before impairment	(11.0)	(160.8)	NA
Operating Income before NRC	(142.6)	(94.7)	34%
GGR	55.4	67.4	22%
Equipment	(39.0)	(44.8)	(15)%
Contractual Data Acquisition	(46.7)	(58.4)	(25)%
Non-Operated Resources	(66.6)	(30.0)	55%
Corporate	(26.4)	(24.0)	(9)%
Eliminations	(19.3)	(4.9)	(75)%
NRC	(11.0)	(160.8)	NA
Operating Income after NRC	(153.6)	(255.5)	(66)%
Net Financial Costs	(130.2)	(161.0)	24%
Income Taxes	(15.9)	(11.5)	(28)%
Equity from Investments	2.9	(11.2)	(486)%
Net Income	(296.8)	(439.2)	(48)%
Shareholder’s Net Income	(294.3)	(438.0)	(49)%
Earnings per share in $	(14.46)	(19.79)	NA
Earnings per share in €	(13.02)	(17.89)	NA

Cash Flow Statements			Variation
In Millions $	YTD 2016	YTD 2017	Year-on- year
EBITDAs before NRC	228.1	238.3	4%
Net tax paid	(12.9)	1.6	(112)%
Change in Working Capital	162.1	(49.4)	(130)%
Other items	16.0	(34.7)	(317)%
Cash Flow provided by operating activities	393.3	155.8	(60)%
Paid Cost of Debt	(103.0)	(72.2)	(30)%
Capex (including change in fixed assets payables)	(310.5)	(212.2)	(32)%
Industrial	(43.1)	(28.1)	(35)%
R&D	(25.6)	(22.1)	(14)%
Multi-Client (Cash)	(241.8)	(162.0)	(33)%
Marine MC	(214.5)	(143.8)	(33)%
Land MC	(27.3)	(18.2)	(33)%
Proceeds from disposals of assets	11.5	19.5	70%
Free Cash Flow before Cash NRC	(8.7)	(109.1)	NA
Cash NRC	(133.3)	(74.9)	(44)%
Free Cash Flow after Cash NRC	(142.0)	(184.0)	(30)%
Non Cash Cost of Debt and Other Financial Items	(26.9)	(91.9)	(242)%
Specific items	389.2	7.1	(98)%
FX Impact	(24.8)	(117.1)	(372)%
Other variance non cash	0	126.8	NA
Change in Net Debt	195.5	(259.1)	(233)%
Net debt	2,304.0	2,570.7	12%

Q3 2017 Conference call

An English language analysts’ conference call is scheduled today at 5:00 pm (Paris time) – 4:00 pm (London time)

To follow this conference, please access the live webcast:

From your computer at:                     www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in	+33(0) 1 76 77 22 29
UK call-in	+44(0) 203 427 1912
Access code	6078550

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,400 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications	Investor Relations
Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2017

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	September 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	333.2	538.8
Trade accounts and notes receivable, net	475.4	434.8
Inventories and work-in-progress, net	286.9	266.3
Income tax assets	67.7	112.2
Other current assets, net	135.1	105.8
Assets held for sale, net	17.0	18.6
Total current assets	1,315.3	1,476.5
Deferred tax assets	34.1	26.0
Investments and other financial assets, net	61.2	51.9
Investments in companies under equity method	201.6	190.5
Property, plant and equipment, net	328.8	708.6
Intangible assets, net	1,145.0	1,184.7
Goodwill, net	1,233.0	1,223.3
Total non-current assets	3,003.7	3,385.0
TOTAL ASSETS	4,319.0	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	—	1.6
Current portion of financial debt (1)	2,850.9	2,782.1
Trade accounts and notes payables	166.4	157.4
Accrued payroll costs	136.2	138.9
Income taxes payable	40.1	31.6
Advance billings to customers	24.4	24.4
Provisions — current portion	62.9	110.7
Current liabilities associated with funded receivables	48.6	—
Other current liabilities	109.8	140.2
Total current liabilities	3,439.3	3,386.9
Deferred tax liabilities	65.1	67.6
Provisions — non-current portion	123.4	162.1
Financial debt	53.0	66.7
Other non-current liabilities	18.6	21.4
Total non-current liabilities	260.1	317.8
Common stock 25,968,876 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at September 30, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(844.9)	(272.3)
Other Reserves	57.6	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(438.0)	(573.4)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(41.1)	(54.1)
Equity attributable to owners of CGG SA	583.0	1,120.7
Non-controlling interests	36.6	36.1
Total equity	619.6	1,156.8
TOTAL LIABILITIES AND EQUITY	4,319.0	4,861.5

Closing rates were U.S.$1.1806 per € and U.S.$1.0541 per € for September 30, 2017 and December 31, 2016, respectively.

(1)	As of September 30, 2017, out of the U.S.$2,850.9 million of financial debt classified as current liabilities only U.S.$569.0 million had a maturity of less than 12 months. As of December 31, 2016, out of the U.S.$2,782.1 million of financial debt classified as current liabilities, only U.S.$100.1 million had a maturity of less than 12 months. The rest of the financial debt appears as current liabilities as the result of an accounting reclassification due to the application of IAS 1. See Note 3 in 6K statement on financial debts for further explanations.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	919.3	867.2
Other income from ordinary activities	0.7	0.9
Total income from ordinary activities	920.0	868.1
Cost of operations	(896.6)	(894.5)
Gross profit	23.4	(26.4)
Research and development expenses, net	(21.4)	(6.6)
Marketing and selling expenses	(41.0)	(46.4)
General and administrative expenses	(59.2)	(63.0)
Other revenues (expenses), net	(157.3)	(11.2)
Operating income	(255.5)	(153.6)
Expenses related to financial debt	(166.3)	(131.2)
Income provided by cash and cash equivalents	2.1	1.4
Cost of financial debt, net	(164.2)	(129.8)
Other financial income (loss)	3.2	(0.4)
Income (loss) of consolidated companies before income taxes	(416.5)	(283.8)
Income taxes	(11.5)	(15.9)
Net income (loss) from consolidated companies	(428.0)	(299.7)
Share of income (loss) in companies accounted for under equity method	(11.2)	2.9
Net income (loss)	(439.2)	(296.8)
Attributable to :
Owners of CGG SA	$(438.0)	(294.3)
Owners of CGG SA (1)	€(396.1)	(265.0)
Non-controlling interests	$(1.2)	(2.5)
Weighted average number of shares outstanding	22,133,149	20,349,525
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	22,133,149	20,349,525
Net income (loss) per share
Basic	$(19.79)	(14.46)
Basic (1)	€(17.89)	(13.02)
Diluted	$(19.79)	(14.46)
Diluted (1)	€(17.89)	(13.02)

(1)	Converted at the average exchange rate of U.S.$1.1058 and U.S.$1.1106 per € for the periods ended September 30, 2017 and 2016, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	320.1	264.0
Other income from ordinary activities	—	0.3
Total income from ordinary activities	320.1	264.3
Cost of operations	(302.7)	(270.2)
Gross profit	17.4	(5.9)
Research and development expenses, net	(5.6)	(4.9)
Marketing and selling expenses	(13.9)	(13.9)
General and administrative expenses	(19.2)	(17.7)
Other revenues (expenses), net	(39.1)	(0.3)
Operating income	(60.4)	(42.7)
Expenses related to financial debt	(69.2)	(45.7)
Income provided by cash and cash equivalents	0.5	0.5
Cost of financial debt, net	(68.7)	(45.2)
Other financial income (loss)	4.3	0.2
Income (loss) of consolidated companies before income taxes	(124.8)	(87.7)
Income taxes	11.6	(3.2)
Net income (loss) from consolidated companies	(113.2)	(90.9)
Share of income (loss) in companies accounted for under equity method	(11.2)	3.0
Net income (loss)	(124.4)	(87.9)
Attributable to :
Owners of CGG SA	$(124.7)	(87.4)
Owners of CGG SA (1)	€(105.6)	(78.6)
Non-controlling interests	$0.3	(0.5)
Weighted average number of shares outstanding	22,133,149	22,133,149
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	22,133,149	22,133,149
Net income (loss) per share
Basic	$(5.64)	(3.95)
Basic (1)	€(4.77)	(3.55)
Diluted	$(5.64)	(3.95)
Diluted (1)	€(4.77)	(3.55)

(1)	Corresponding to the nine months amount in euros less the half-year amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Nine months ended September 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	NOR	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	NOR	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	245.1	–	564.6	109.6	–	919.3	181.9	—	553.8	131.5	—	867.2
Inter-segment revenues	2.1	—	—	15.6	(17.7)	—	4.6	—	—	39.5	(44.1)	—
Operating revenues	247.2	—	564.6	125.2	(17.7)	919.3	186.5	—	553.8	171.0	(44.1)	867.2
Depreciation and amortization(excluding multi-client surveys)	(37.2)	(18.4)	(61.1)	(22.3)	(0.7)	(139.7)	(43.9)	(49.5)	(78.3)	(27.3)	(0.3)	(199.3)
Depreciation and amortization of multi-client surveys	—	—	(212.5)	—	—	(212.5)	—	—	(205.1)	—	—	(205.1)
Operating income	(58.4)	(190.8)	67.4	(44.8)	(28.9)	(255.5)	(46.7)	(77.6)	55.4	(39.0)	(45.7)	(153.6)
Share of income in companies accounted for under equity method (1)	(5.4)	(5.6)	(0.2)	—	—	(11.2)	2.9	—	—	—	—	2.9
Earnings before interest and tax (2)	(63.8)	(196.4)	67.2	(44.8)	(28.9)	(266.7)	(43.8)	(77.6)	55.4	(39.0)	(45.7)	(150.7)
Capital expenditures (excluding multi-client surveys) (3)	9.7	—	30.1	9.9	0.5	50.2	12.7	—	41.4	8.8	5.8	68.7
Investments in multi-client surveys, net cash	—	—	162.0	—	—	162.0	—	—	241.8	—	—	241.8
Capital employed	0.4	—	2.2	0.6	—	3.2	0.5	0.2	2.3	0.7	—	3.7
Total identifiable assets	0.6	0.1	2.6	0.6	—	3.9	0.7	0.4	2.7	0.7	—	4.5

(1)	Share of operating results of companies accounted for under the equity method was U.S.$5.7 million and U.S.$3.1 million for the nine months ended September 30, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(94.7) million and U.S.$(105.9) million, respectively, for the nine months ended September 30, 2017, compared to U.S.$(142.6) million and U.S.$(139.7) million, respectively, for the nine months ended September 30, 2016.

For the nine months ended September 30, 2017, Non-Operated Resources EBIT included U.S.$(160.8) million related to the Transformation Plan. For the nine months ended September 30, 2016, Non-Operated Resources EBIT included U.S.$(11.0) million related to the Transformation Plan.

For the nine months ended September 30, 2017, “eliminations and other” included U.S.$(24.0) million of general corporate expenses and U.S.$(4.9) million of intra-group margin. For the nine months ended September 30, 2016, “eliminations and other” included U.S.$(26.4) million of general corporate expenses and U.S.$(19.3) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(22.1) million and U.S.$(25.6) million for the nine months ended September 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended September 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	NOR	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	NOR	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	98.0	—	185.9	36.2	—	320.1	36.9	—	193.4	33.7	—	264.0
Inter-segment revenues	0.7	—	—	3.6	(4.3)	—	1.3	—	—	19.8	(21.1)	—
Operating revenues	98.7	—	185.9	39.8	(4.3)	320.1	38.2	—	193.4	53.5	(21.1)	264.0
Depreciation and amortization (excluding multi-client surveys)	(12.1)	(2.8)	(20.9)	(7.6)	(0.7)	(44.1)	(14.6)	(15.0)	(27.3)	(8.6)	(0.1)	(65.6)
Depreciation and amortization of multi- client surveys	—	—	(75.9)	—	—	(75.9)	—	—	(82.0)	—	—	(82.0)
Operating income	(7.1)	(40.8)	11.8	(15.8)	(8.5)	(60.4)	(12.9)	(21.2)	18.7	(9.9)	(17.4)	(42.7)
Share of income in companies accounted for under equity method (1)	(8.2)	(2.8)	(0.2)	—	—	(11.2)	3.0	—	—	—	—	3.0
Earnings before interest and tax (2)	(15.3)	(43.6)	11.6	(15.8)	(8.5)	(71.6)	(9.9)	(21.2)	18.7	(9.9)	(17.4)	(39.7)
Capital expenditures (excluding multi-client surveys) (3)	1.7	—	8.3	2.1	1.2	13.3	3.4	—	16.0	3.1	0.3	22.8
Investments in multi-client surveys, net cash	—	—	53.7	—	—	53.7	—	—	79.0	—	—	79.0

(1)	Share of operating results of companies accounted for under the equity method was U.S.$3.0 million and U.S.$3.4 million for the three months ended September 30, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$(24.0) million and U.S.$(35.2) million, respectively, for the three months ended September 30, 2017, compared to U.S.$(38.9) million and U.S.$(35.9) million, respectively, for the three months ended September 30, 2016.

For the three months ended September 30, 2017, Non-Operated Resources EBIT included U.S.$(36.4) million related to the Transformation Plan. For the three months ended September 30, 2016, Non-Operated Resources EBIT included U.S.$(3.8) million related to the Transformation Plan.

For the three months ended September 30, 2017, “eliminations and other” included U.S.$(7.6) million of general corporate expenses and U.S.$(0.9) million of intra-group margin. For the three months ended September 30, 2016, “eliminations and other” included U.S.$(8.8) million of general corporate expenses and U.S.$(8.6) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(7.5) million for the three months ended September 30, 2017 and 2016. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(439.2)	(296.8)
Depreciation and amortization	139.7	199.3
Multi-client surveys depreciation and amortization	212.5	205.1
Depreciation and amortization capitalized in multi-client surveys	(19.6)	(34.2)
Variance on provisions	(18.7)	(119.7)
Stock based compensation expenses	0.4	0.5
Net (gain) loss on disposal of fixed and financial assets	(28.0)	1.2
Equity (income) loss of investees	11.2	(2.9)
Dividends received from investments in companies under equity method	2.0	13.0
Other non-cash items	52.7	(0.4)
Net cash-flow including net cost of financial debt and income tax	(87.0)	(34.9)
Less net cost of financial debt	164.2	129.8
Less income tax expense	11.5	15.9
Net cash-flow excluding net cost of financial debt and income tax	88.7	110.8
Income tax paid	41.6	(12.9)
Net cash-flow before changes in working capital	130.3	97.9
- change in trade accounts and notes receivable	(71.7)	325.1
- change in inventories and work-in-progress	4.2	29.7
- change in other current assets	(28.6)	(24.8)
- change in trade accounts and notes payable	2.8	(100.0)
- change in other current liabilities	43.9	(58.9)
Impact of changes in exchange rate on financial items	—	(9.0)
Net cash-flow provided by operating activities	80.9	260.0
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(50.2)	(68.7)
Investment in multi-client surveys, net cash	(162.0)	(241.8)
Proceeds from disposals of tangible and intangible assets	19.5	11.5
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(1.5)	19.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	4.5	1.3
Net cash-flow used in investing activities	(185.2)	(272.9)
FINANCING
Repayment of long-term debt	(25.6)	(487.4)
Total issuance of long-term debt	2.3	456.6
Lease repayments	(4.4)	(6.5)
Change in short-term loans	(1.6)	0.9
Financial expenses paid	(72.2)	(103.0)
Net proceeds from capital increase:
— from shareholders	—	367.5
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	(4.4)
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(101.5)	224.2
Effects of exchange rates on cash	7.7	6.9
Impact of changes in consolidation scope	(7.5)	—
Net increase (decrease) in cash and cash equivalents	(205.6)	218.2
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	333.2	603.5

6.1.7.	Significant events since September 30, 2017

Since September 30, 2017, there has been no material change in the Group’s financial and commercial position, except for the items described in this Update to the Registration Document and in particular paragraphs 1.6 “Recent developments” and 7 “Company’s information and share capital” of this update.

6.3.	PERSPECTIVES

Information relating to this paragraph is described in the Registration Document updated by the First Update to the Registration Document. This information remains accurate as of the date of this update and is updated or supplemented by the information set out below:

Earnings estimates

Earnings estimates

All figures presented below for the fiscal year 2017 are estimated financial data according to paragraph 13 of the schedule I of the regulation (EC) N°809/2004 dated April 29,2004.

The following estimates are given as of and for the fiscal year ended December 31, 2017. These estimates have been prepared in accordance with the IFRS and accounting methods applied by the Group.

Estimates of the Group’s revenue, liquidity and debt as of and for the year ended December 31, 2017 are derived from the accounting and consolidation process. With respect to EBITDAs (excluding restructuring costs related to the Transformation Plan) and restructuring costs related to the Transformation Plan, the estimates are derived both from the accounting and consolidation process and management reporting, but the procedures related to the closing of the annual accounts are still ongoing. As such, as of the date of this prospectus, the Company is not able to accurately state the operating cashflow for the fiscal year 2017.

These estimates are based on the unaudited consolidated financial statements as of September 30, 2017 which have been the subject of a limited review by the statutory auditors.

These estimates do not include significant exceptional and non-recurring items (other than the restructuring costs related to the Transformation Plan) during the last three months of 2017 fiscal year.

CGG estimates that, as of and for the year ended December 31, 2017:

•	its consolidated revenues should increase close to 10% to 1,320 million of US dollars compared to 1,196 million of US dollars for the year ended December 31, 2016. Its consolidated revenues for the three months ended December 31, 2017 should amount to 400 million US dollars compared to 328 million of US dollars for the same period of 2016, including (i) 256 million US dollars from the GGR division , including multi-client sales of 160 million US dollars, which exceeded the Group’s projections, (ii) 96 million US dollars from the Equipments division related to external sales (out of total sales for the period of 116 million US dollars), in line with the Group’s projections, and (iii) 38 million US dollars from the contractual data Acquisition division, in line with the Group’s projections;

•	the Group’s 2017 EBITDAs (excluding restructuring costs related to the Transformation Plan) should exceed the Group’s projections and grow by more than 10%, compared to the year ended December 31, 2016 (in which EBITDAs amounted to 328 million US dollars) due to relatively strong multi-client sales during the three months ended December 31, 2017, with a less favorable cash flow generation;

•	restructuring costs relating to the Group industrial transformation plan and its financial restructuring are estimated to be 187 million US dollars for the whole year 2017 (including 26 million US dollars incurred during the last quarter of 2017);

•	the net debt as at the end of December 2017 is estimated to be 2,640 million US dollars (at an exchange rate of US$1.20 per €1.00) compared to 2,571 million US dollars as of September 30, 2017 (at an exchange rate of US$1.18 per €1.00), including 315 million US dollars of liquidity as of December 31, 2017. The liquidity, which was higher than projected at year end, can be attributed to strict cash management, a lower level of capital expenditures and better collection of trade receivables. Nevertheless, cash generation for the year ended December 31, 2017 is estimated to be less favorable than the year ended December 31, 2016 due to the absence of a positive working capital contribution compared to 2016.

These figures are estimates and have not been audited by the statutory auditors. The estimates of EBITDAs excluding restructuring costs related to the Transformation Plan for the period of January 1 to December 31, 2017 are the subject of a report of the statutory auditors pursuant to paragraph 13 of the schedule I of the regulation (EC) N°809/2004 dated April 29,2004.

The publication of the financial statements of CGG is scheduled for March 9, 2018 according to the financial calendar.

Report of the statutory auditors

MAZARS	ERNST & YOUNG et Autres
Tour Exaltis	Tour First
61, rue Henri Regnault	TSA 14444
92400 Courbevoie	92037 Paris-La Défense Cedex
French S.A. à directoire et conseil de surveillance	French S.A.S. à capital variable
with a share capital of € 8.320.000	438 476 913 RCS Nanterre
784 824 153 RCS Nanterre

Statutory auditor	Statutory auditor
Registered member of the Compagnie	Registered member of the Compagnie
Régionale de Versailles	Régionale de Versailles

Report of the statutory auditors on the EBITDAS estimates excluding the restructuring costs related to the Transformation

Plan on the period January 1 to 31 December 2017

To the Chief Executive Officer,

In our capacity as statutory auditors and under Regulation (EC) N°809/2004, we established this report on the EBITDAS estimates excluding the restructuring costs related to the Transformation Plan (as this term is defined in section 1.1 of the second update to the 2016 registration document) of the company CGG for the period from January 1, to December 31, 2017 included in section 6.3 of the second update to the 2016 registration document.

Such estimates have been established under your responsibility, pursuant to the provisions of Regulation (EC) N°809/2004 and the ESMA recommendations on profit estimates.

It is our responsibility, based on the work performed, to express a conclusion pursuant to the terms of Schedule I, section 13.2, of Regulation (EC) N°809/2004, on the adequacy of the establishment of such estimates.

We have performed those diligences which we considered necessary in accordance with professional guidance issued by the Compagnie nationale des commissaires aux comptes relating to this mission. Those diligences included an assessment of the procedures implemented by the management for the establishment of the estimates, as well as the diligences implemented to ensure that the accounting policies applied are consistent with those which should be used for the establishment of the final financial statements for the fiscal year 2017. They also consisted in collecting the information and clarifications which we deemed necessary to obtain reasonable assurance that the estimates have been adequately established on the indicated basis.

It should be noted that, given that the estimates may be revised in the light in particular of items discovered or occurring after the issuance of this report, the final financial statements may differ from the presented estimates and that we express no conclusion on the actual confirmation of these estimates.

In our opinion:

•	The estimates have been adequately established on the indicated basis;

•	The accounting policies used to establish these estimates are consistent with the accounting policies which should be used by CGG for the consolidated financial statements for the fiscal year 2017.

This report is issued solely for the purposes of:

•	the filing of the second update to the 2016 registration document with the AMF ;

•	the admission to trading on a regulated market, and/or a public offer, of shares, warrants and/or of debt securities of nominal value lower than EUR 100,000 of CGG in France and in the other countries of the European Union in which the second update to the 2016 registration document approved by the AMF would be notified ;

and may not be used in any other context.

Courbevoie and Paris-La Défense, on January 16, 2018

The statutory auditors

MAZARS		ERNST & YOUNG et Autres

Jean-Luc Barlet		Nicolas Pfeuty

7.	COMPANY’S INFORMATION AND SHARE CAPITAL

Information relating to this chapter is described in the Registration Document updated by the First Update to the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

7.2.	GENERAL INFORMATION REGARDING THE SHARE CAPITAL

7.2.2.	Share capital

Share capital

The extraordinary general meeting held on November 13, 2017 decided to reduce the share capital of the Company by a total amount of EUR 17,485,187.71, as a share capital reduction not resulting from losses, by reduction of the nominal value of the shares which will be reduced from EUR 0.80 (its current amount) to EUR 0.01.

The definitive completion of this share capital reduction was acknowledged by the Board of Directors on January 15, 2018.

Consequently, as at the date of this Update to the Registration Document, the share capital of CGG amounted to EUR 221,331 represented by 22,133,149 shares, each with a EUR 0.01 nominal value, all of the same class and fully paid up.

Dilutive instruments

As of September 30, 2017 and the date of this Update to the Registration Document, the only dilutive instruments issued were stock options (described in paragraph 5.4 of the Registration Document) and bonds convertible into new or existing shares described in the paragraph 7.2.2 of the First Update to the Registration Document.

The number of shares that would be issued upon conversion/exercise of the outstanding dilutive instruments as of December 31, 2016 and December 31, 2017, pursuant to their characteristics as existing as at such dates, as well as the corresponding percentage of dilution are set out in the table below.

	12.31.2016(a)(b)	% of dilution(b)	12.31.2017(a)	% of dilution
OCEANES 2019	47,827	0.22	47,823	0.22
OCEANES 2020	1,112,541	5.03	1,112,541	5.03
Stock options	510,837	2.31	424,383	1.92

(a)	Adjusted number of shares as a result of the share capital increase of February 5, 2016 and the reverse stock split of July 20, 2016.
(b)	The Registration Document contained a material mistake regarding the number of shares received in case of conversion of the Convertible Bonds as well as the corresponding percentage of dilution, which is corrected in this update.

Nevertheless, since the Safeguard Plan was approved by the Commercial Court of Paris on December 1, 2017, the Convertible Bonds may now only give right to shares of the Company according to the terms of the Safeguard Plan and will therefore be fully converted in shares of the Company as a consequence of the implementation of the Safeguard Plan.

The table below shows changes in the share capital during the fiscal years 2014, 2015 and 2016 and until December 31, 2017.

Transaction	Nominal value	Number of shares created	Amount of the share premium	Amount of the capital variation	Resulting total share capital
Share capital reduction of January 15, 2018	€0.01	—	—	€17,485,187.17	€221,331
Share capital reduction of August 11, 2016	€0.80	—	—	€265,597,788	€17,706,519
Reverse stock split of July 20 2016 (1 new share for 32 existing shares)	€12.80	—	—	—	€283,304,307
Share capital increase of February 5, 2016	€0.40	531,195,576	€138,110,849.76	€212,478,230.40	€283,304,307
Free allocation of shares of June 26, 2014	€0.40	174,326	—	€69,730.40	€70,826,076

7.2.3.	Description of the share buyback plan authorized by the general meeting held on May 27, 2016

The combined general meeting held on May 27, 2016 has authorized the Board of Directors, for an 18-month period, to acquire or sell shares of the Company. Information relating to the share buyback plan is set out in the Registration Document (paragraph 7.2.3.). Such authorization expired on November 27, 2017.

As of the date of this Update to the Registration Document, the Company holds 24,996 treasury shares, acquired in the course of the financial year 2010.

As of the date of this update, the Company has no authorization from its shareholders in order to implement a share buyack program.

7.2.4.	Authorized share capital not issued

The general meeting of the shareholders of the Company held on November 13, 2017 gave to the Board of Directors, under the conditions set out in the table below, the following delegations of authority:

Authorizations in effect as from the general meeting held on November 13, 2017
	Number of the resolution	Duration of the authorization	Maximum amount authorized
Issuance and granting of free warrants to the shareholders of the Company	19th	18 months	EUR 325,000 upon exercise of the warrants(2)
Issuance of new shares with warrants attached with shareholders’ preferential subscription rights	20th	18 months	EUR 720,000 and EUR 480,000 upon exercise of the warrants(2)
Issuance of new shares with removal of the shareholders’ preferential subscription rights in favor of holders of OCEANE (1)	21st	18 months	EUR 375,244(2)(3)
Issuance of new shares, with removal of the shareholders’ preferential subscription rights in favor of holders of Senior Notes (1)	22nd	18 months	EUR 4,967,949(2)(3)

Issuance of new notes secured by second-ranking security interests and warrants, either freestanding or attached to said notes, with removal of the shareholders’ preferential subscription rights in favor of persons committed to subscribing for the Second Lien Notes, in accordance with the private placement agreement dated June 26, 2017 (1)

	23rd	18 months	EUR 1,238,173 upon exercise of the warrants(2)(3)

Issuance and granting of free warrants, with removal of the shareholders’ preferential subscription right in favor of funds and/or entities advised and/or managed by Alden Global Capital LLC, Attestor Capital LLP, Aurelius Capital Management LP, Boussard & Gavaudan Asset Management LP, Contrarian Capital Management LLC, et Third Point LLC

	24th	18 months	EUR 77,464 upon exercise of the warrants(2)(3)

Issuance and granting of free warrants, with removal of the shareholders’ preferential subscription rights in favor of persons backstopping the subscription of the new notes secured with second-ranking security interests (1)

	25th	18 months	EUR 116,079 upon exercise of the warrants(2)(3)
Issuance of shares or securities giving access to the share capital, with removal of the shareholders’ preferential subscription rights in favor of the members of a Company Savings Plan (1)	26th	26 months	EUR 265,600(2)(3)

(1)	Category of persons under article L.225-138 of the French Commercial Code
(2)	Deducted from the ceiling of EUR 8,415,631 set forth in the 27th resolution
(3)	Deducted from the ceiling of EUR 6,890,631 set forth in the 27th resolution

The amounts set out above assume the completion of the share capital reduction by way of reduction of the shares’ nominal value, referred to in the eighteenth resolution approved by the shareholders’ general meeting held on November 13, 2017.

The general meeting held on November 13, 2017 also decided to terminate the delegations of authority granted to the Board of Directors by the combined general meeting of shareholders held on May 27, 2016 pursuant to the 14th and 15th resolutions.

7.3.	MAIN SHAREHOLDERS

7.3.1.	Allocation of the share capital and voting rights

7.3.1.1.	Shareholding of the Company as of December 31, 2017

As of December 31, 2017, to the Company’s knowledge, the share capital of the Company was allocated as follows7:

	Shares	% of the share capital	Theorical voting rights	% of the theorical voting rights	Voting rights exercisable during the general meeting	% of the voting rights exercisable during the general meeting
Bpifrance Participations(a)	2,069,686	9.35	2,458,954	10.90	2,458,954	10.91
IFP Énergies Nouvelles(a)	107,833	0.49	107,833	0.48	107,833	0.48
Concert IFP Énergies Nouvelles — Bpifrance Participations(a)	2,177,519	9.84	2,566,787	11.38	2,566,787	11.39
DNCA Finance(b)	1,756,314	7.9352	1,756,314	7.7855	1,756,314	7.7941
CGG Actionnariat	273	0.0012	546	0.0024	546	0.0024
Other shareholders	18,174,047	82.1136	18,210,205	80.7221	18,210,205	80.8135
Treasury shares	24,996	0.11	24,996	0.11	0	0
Number of outstanding shares and voting rights	22,133,149	100%	22,558,848	100%	22,533,852	100%

(a)	Calculated on the basis of the number of shares and voting rights owned by Bpifrance Participations and IFP Energies Nouvelles as indicated in the notice of threshold crossing filed with the AMF and sent to the Company on June 27, 2017 and on the basis of the total number of shares and voting rights of the Company as of September 30, 2017.
(b)	Calculated on the basis of the number of shares owned by DNCA Finance as indicated in the notice of threshold crossing sent to the Company on February 21, 2017 and on the basis of the total number of shares and voting rights of the Company as of September 30, 2017.

Notices of threshold (statutory and set forth in the Company’s bylaws) crossing received from January 1, 2017

Date of the notice	Crossing above/below	Threshold of the share capital or voting rights crossed
By Caisse des dépôts (indirectly, by Bpifrance Participations)
March 20, 2017	Below	11% of the voting rights
By the concert IFP Énergies Nouvelles — Bpifrance Participations
June 27, 2017	Below	10% of the share capital
By IFP Énergies Nouvelles
June 27, 2017	Below	1% of the share capital
By AMS Energie
July 21, 2017	Below	8% of the share capital and voting rights
July 26, 2017	Below	7% of the share capital and voting rights
July 31, 2017	Below	6% of the share capital and voting rights
August 4, 2017	Below	4% of the share capital and voting rights
August 11, 2017	Below	3% of the share capital and voting rights
August 23, 2017	Below	2% of the share capital and voting rights
August 31, 2017	Below	1% of the share capital and voting rights
By DNCA Finance
February 21, 2017	Below	8% of the share capital and voting rights
By Aviva Investors France SA
March 14, 2017	Below	2% of the share capital
April 3, 2017	Below	1% of the share capital
By Amundi
March 30, 2017	Below	1% of the share capital and voting rights
September 8, 2017	Above	1% of the share capital and voting rights
October 31, 2017	Below	1% of the voting rights
November 3, 2017	Below	1% of the share capital

7	The above table of shareholdings is not presented on a diluted basis after taking into account the dilution resulting from the exercise of the stock options of the Company, since they are not in the money as of December 31, 2017.

Date of the notice	Crossing above/below	Threshold of the share capital or voting rights crossed
By Norges Bank Investment Management July 20, 2017	Below	1% of the share capital
By Dimensional Fund Advisors LP October 4, 2017	Below	2% of the share capital
By Citigroup Global Markets Ltd October 23, 2017	Below	1% of the share capital

7.3.2.	Market of the shares of the Company

7.3.2.1.	Listing market

The shares of the Company are listed on Euronext Paris SA (B Compartment) and are eligible to the SRD Long Only. All effective as from the first day of the exercise.

Since May 14, 1997, the shares of the Company have been listed on the New York Stock Exchange as ADS. As of December 31, 2017, the ADS represented 1.49 % of the share capital.

Finally, the senior notes (“Senior Notes”) issued by the Company on May 2011, April and May 2014 and on January and March 2017 (see paragraph 7.2.5 of the Registration Document) respectively are listed in Luxembourg on the non-regulated market of Euro MTF.

7.3.2.3.	Market of the shares and ADS

	Market value of the shares		Transaction volume		Market Value of the ADS		Transaction volume
	highest	lowest	Shares	Capital	highest	lowest	ADS	Capital
	(in EUR)		(in MEUR)		(in USD)		(in MUSD)
2017
December	4.35	3.68	6,983,891	27.44	7.50	4.08	185,652	0.90
November	4.89	3.52	11,261,325	45.66	5.12	4.13	37,628	0.17
October	5.09	3.57	16,661,650	73.30	5.66	4.30	92,798	0.47
September	5.60	4.24	22,149,680	110.48	6.44	5.20	275,593	1.62
August	6.27	2.83	43,912,034	211.38	7.14	3.26	356,614	2.03
July	4.43	3.72	4,527,851	18.19	4.77	4.36	53,397	0.24
June	6.32	3.95	10,859,380	55.40	7.67	3.73	377,237	2.19
May	6.72	4.88	6,704,600	36.60	7.23	5.55	59,174	0.36
April	6.95	6.17	3,924,182	25.60	7.27	6.64	32,545	0.22
March	9.10	6.11	16,640,720	114.80	9.65	6.57	111,276	0.79
February	9.98	8.35	7,241,228	66.12	10.51	8.83	72,125	0.69
January	15.24	9.27	14,124,580	162.58	15.60	10.06	98,671	1.18
2016
December	15.43	13.03	9,953,088	141.38	16.25	14.01	154,379	2.30
November	24.24	11.10	16,102,328	239.48	26.50	11.91	234,812	3.67
October	27.88	23.14	7,888,042	203.36	29.70	25.95	31,824	0.89
September	24.68	20.40	6,614,124	147.93	26.88	22.89	41,955	1.03
August	23.85	17.71	6,469,735	139.76	26.53	19.86	64,055	1.54
July(a)	23.36	19.52	68,288,987	91.19	25.21	21.76	862,954	1.73
June	0.86	0.56	218,446,930	150.26	0.94	0.66	1,610,567	1.23
May	0.82	0.59	199,742,891	136.62	1.00	0.73	931,703	0.77
April	0.87	0.59	191,112,316	139.61	1.00	0.73	1,351,570	1.18
March	0.89	0.56	394,500,821	279.10	1.00	0.70	1,963,466	1.73
February	0.75	0.43	310,794,292	168.10	1.23	0.59	2,220,063	1.65
January	1.32	0.71	108,543,921	110.28	2.95	0.95	1,231,182	1.89
2015
December	3.22	2.44	40,858,275	110.07	3.53	2.55	717,179	2.24
November	4.24	3.01	53,213,050	178.83	4.53	3.30	495,740	1.74
October	4.33	3.03	56,747,192	213.69	4.82	3.45	275,179	1.21
September	4.35	3.06	37,496,881	139.77	4.70	3.50	243,472	1.01
August	4.58	3.21	57,581,632	229.02	4.89	3.63	383,121	1.67
July	5.13	4.30	53,066,819	244.01	5.71	4.80	573,514	2.94
June	6.48	5.00	38,397,877	224.47	7.18	5.62	371,724	2.41
May	7.07	6.13	42,230,682	279.44	7.98	6.70	345,593	2.53
April	6.98	5.21	56,503,558	353.53	7.35	5.71	439,971	2.97
March	6.77	5.22	61,475,705	360.31	7.31	5.64	426,605	2.66
February	6.56	5.05	62,063,100	369.42	7.44	6.09	648,117	4.45
January	5.72	4.51	49,025,293	242.56	6.65	5.31	593,311	3.42
2014
December	8.87	4.25	78,940,572	501.59	10.95	5.88	1,320,423	10.51
November	8.30	4.32	141,594,872	948.33	10.75	5.50	1,821,526	16.54
October	7.21	4.26	55,048,677	314.28	8.88	5.69	681,727	4.92
September	8.07	6.82	44,453,706	330.15	10.42	8.69	658,197	6.20
August	8.12	6.43	44,926,723	309.16	10.42	8.38	640,800	5.83
July	10.85	7.66	37,977,131	336.75	14.68	10.30	560,347	6.66
June	11.31	9.75	38,577,407	401.92	15.14	13.27	734,005	10.32
May	12.53	9.30	51,827,884	525.34	17.25	12.68	521,992	7.32
April	12.75	11.41	21,835,869	261.81	17.55	15.68	415,939	6.80
March	11.67	10.61	28,413,599	314.81	16.08	14.64	435,807	6.63
February	12.83	10.63	27,889,500	323.74	16.61	14.53	536,529	8.46
January	12.85	10.86	23,768,969	286.96	17.31	14.71	797,962	13.19

9.	ADDITIONAL INFORMATION

Information relating to this chapter is described in the Registration Document updated by the First Update to the Registration Document. This information remains, as of the date of this update, accurate, and is updated or supplemented by the information set out below:

9.1.	RESPONSIBLE PERSONS

9.1.1.	Responsible persons

Mr. Jean-Georges Malcor, Chief Executive Officer.

Mr. Stéphane-Paul Frydman, Chief Financial Officer.

9.1.2.	Certificate

“We hereby certify that, after taking all reasonable measures, the information contained in this update of the registration document is, to our knowledge, factually accurate and does not contain any omission that could affect its meaning.

We have received from the statutory auditors a completion letter stating that they have audited the information about the financial situation and the accounts contained in this update, and that they have read this update in its entirety.”

On January 16, 2018

Mr. Jean-Georges Malcor	Mr. Stéphane-Paul Frydman
Chief Executive Officer	Chief Financial Officer

Schedule

Press releases published since October 13, 2017

CGG provides full year 2017 trading update

Paris, France – January 16, 2018

Full-Year 2017 CGG Group Revenue was up 10% year-on-year, standing at $1,320 million compared to $1,196 million in 2016.

Group Q4 revenue stood at $400 million, compared to $328 million in Q4 2016, as a combination of GGR at $256 million, Equipment at $116 million, Contractual Data Acquisition at $40 million and Elimination at $12 million. Within GGR, Multi-Client Q4 revenue was at $160 million, above expectations, while Equipment and Contractual Data Acquisition revenues were in line with our expectations.

Thanks to the relatively good Q4 Multi-Client revenue, 2017 Group EBITDAs (before restructuring costs) should be higher than expected, showing an increase above 10%, instead of an expected stability compared to 2016 EBITDAs ($328 million), for a less favorable cash generation. Restructuring costs related to the Group industrial Transformation Plan and its financial restructuring are estimated at $187 million for the whole year 2017, including $26 million booked in Q4.

Net debt amounted to $2.640 billion as at December 31, 2017 (at a €/$ closing exchange rate of 1.20), versus $2.571 billion as at September 30, 2017 (at a €/$ closing exchange rate of 1.18), with a cash balance at $315 million as at December 31, 2017. Such higher than expected year-end liquidity level was due to tight cash management, lower level of capex and better cash collection. However the cash generation is negative in 2017, as expected, due to lack of positive change in working capital versus 2016.

As indicated on December 1, 2017 the c. €112 million rights issue with preferential subscription rights and allocation of free warrants to shareholders is expected to be launched shortly, with the settlement and delivery of the various securities issuances provided for under the restructuring plan expected to occur by the end of February 2018.

Warning

The figures set forth in this press release have not been verified by the statutory auditors. The EBITDAS estimates, excluding restructuring costs relating to the Transformation Plan, for the period from January 1st to December 31st, 2017 will be the subject of a report by the statutory auditors, as part of the prospectus relating to the increase in the share capital with preferential subscription right provided for by the safeguard plan. In accordance with the financial calendar, CGG accounts should be published on March 9, 2018.

This document is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States of America or any other jurisdiction where such offer may be restricted. Securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration. The securities of CGG described herein have not been and will not be registered under the Securities Act, and CGG does not intend to make a public offer of its securities in the United States of America.

CGG obtains recognition of the French ruling approving its safeguard plan by the US court as part of the Chapter 15 process

Paris, France – December 21, 2017

CGG announces that by an order issued today in CGG’s Chapter 15 Case, the US Bankruptcy Court recognized the ruling of the Commercial Court of Paris dated December 1st, 2017 approving its safeguard plan. The US Bankruptcy Court’s order gives full force and effect to the French Court’s approval ruling and prohibits CGG’s creditors from taking any action inconsistent with the safeguard plan in the United States. This order marks the final US in-court milestone before the financial restructuring of the CGG group that is to take place by February 28, 2018 can be implemented.

CGG announces the launch of CEO succession plan

Paris, France – December 4, 2017

With the favorable decision of the Paris Commercial court approving the safeguard plan further to the approval of the resolutions necessary to implement the plan by the extraordinary general meeting and the confirmation judgement for the Chapter 11 in the United States, the next procedural step of CGG’s financial restructuring, before implementing its financial restructuring plan which should be completed in Q1 2018, is the hearing scheduled on December 21, 2017 to consider the motion for the recognition of the ruling approving the safeguard plan within the context of the Chapter 15 proceedings.

As CGG is now moving towards a new stage, and after 8 years as Chief Executive Officer of CGG, Jean-Georges Malcor has decided, in agreement with the Board of Directors, not to pursue his mandate of Chief Executive Officer once the restructuring process is completed.

The Board of Directors will therefore immediately launch the search for a new Chief Executive Officer.

Jean-Georges Malcor will complete the financial restructuring process in the first quarter of 2018. He will then step down as Chief Executive Officer when his successor is appointed. Jean-Georges Malcor will remain in the company until his retirement on October 1st, 2018 in order to support him/her in taking office.

The Commercial Court of Paris approves the safeguard plan and dismisses the claims of certain holders of CGG’s convertible bonds

Paris, France – December 1, 2017

CGG announces that today the Commercial Court of Paris approved the safeguard plan of CGG, after finding the claims filed by certain holders of CGG’s convertible bonds against this draft plan inadmissible.

The next procedural step of CGG’s financial restructuring is the hearing scheduled on 21 December 2017 to consider the motion for the recognition of the ruling approving the safeguard plan by the competent US Bankruptcy Court within the context of the Chapter 15 proceedings.

Subject to in particular a favorable decision by the US Bankruptcy Court, the rights issue with preferential subscription rights and allocation of free warrants to shareholders are expected to be launched in mid-January, with the settlement and delivery of the various securities issuances provided for under the restructuring plan expected to occur by the end of February 2018. It is to be noted that the Convertible Bonds due 2019 and the Convertible Bonds due 2020 may now only give right to CGG shares according to the terms of the approved safeguard plan.

The trading on Euronext Paris in CGG’s shares (FR0013181864), Convertible Bonds due 2019 (FR0011357664) and Convertible Bonds due 2020 (FR0012739548), which was halted from 2:00 pm on December 1, 2017 will resume as from December 4, 2017 at 9:00 am.

Trading halt request for December 1, 2017 starting 2pm

Paris, France – November 30, 2017

The decision by the Commercial Court of Paris on the approval of the draft safeguard plan and on the claim filed against it by certain holders of convertible bonds is expected in the afternoon of December 1, 2017. Therefore, the Company will ask for a trading halt on the Company’s shares (ISIN : FR 0013181864), convertible bonds due 2019 (ISIN : FR 0011357664) and convertible bonds due 2020 (ISIN : FR 0012739548) on Euronext Paris and CGG’s American Depository Shares (symbol “CGG”) on the New York Stock Exchange from Friday December 1, 2017 at 2:00pm (CET), until the close of the French market.

CGG Announces Availability of over 35,000 sq km of Broadband High-Resolution Images across the Northern Viking Graben

Paris, France – 21 November 2017

CGG announced today delivery of the final time-processed data from its Northern Viking Graben multi-client 3D BroadSeis™-BroadSource™ survey. This new product offers exploration companies over 35,000 sq. km of state-of-the-art subsurface images across the Norwegian Northern North Sea.

The Northern Viking Graben survey was acquired from 2014-2016 after receiving strong industry support in this area of high exploration activity. This vast new broadband seismic data set provides contiguous and uniform coverage over this highly productive area of the Norwegian Continental Shelf (NCS). It offers the industry a powerful tool for further exploration in this mature region, where significant accumulations of hydrocarbons are still being discovered in the established Jurassic plays, and new plays are also emerging, as demonstrated by the Cara discovery last year. High-resolution imaging of the shallow stratigraphy and improved imaging below the Base Cretaceous Unconformity deliver more accurate interpretation of potentially prospective reservoirs at all levels.

Base Cretaceous Unconformity interpreted from the Northern Viking Graben multi-client survey.

Processed with CGG’s latest broadband subsurface imaging technologies, the resulting high-resolution images are state-of-the-art, delivering a structurally continuous “backbone” for CGG’s Northern Viking Graben JumpStart™ geoscience package integrating key geological and geophysical data.

Jean-Georges Malcor, CEO, CGG, said: “The Northern North Sea is one of the world’s most prolific hydrocarbon provinces and is expected to hold significant remaining resources. CGG’s expansive Northern Viking Graben data set creates a new baseline for future activity in the region, benefitting players at all E&P stages, from early exploration to development and production.”

The Commercial Court of Paris indicated that it would render its judgement on the draft safeguard plan on December 1, 2017

Paris, France – November 21, 2017

During the hearing held on November 20, 2017, the Commercial Court of Paris indicated that it would render its judgment on the draft safeguard plan of CGG and the claim filed against it by certain holders of Convertible Bond, on December 1, 2017. The more detailed indicative timetable of the financial restructuring will be updated as soon as possible.

The general meeting of shareholders has approved the financial restructuring plan

Paris, France – November 13, 2017

CGG announces that the general meeting of shareholders has approved all the resolutions required to implement the financial restructuring plan.

Jean-Georges Malcor, CEO of CGG, said:

“We thank the shareholders for their decisive support for the future of the company. This favorable vote is a new key step forward in the implementation of our financial restructuring. This financial restructuring will allow us to have a financial structure tailored to the difficult market conditions that we are currently facing. CGG has now been repositioned on high value added geosciences activities, and all our teams are entirely focused on delivering the best services to our clients.”

The next step in the CGG group’s financial restructuring will be the sanctioning of the safeguard plan by the Paris Commercial Court. For this purpose, a court hearing will be held on November 20th, 2017 in order to examine the draft safeguard plan and the claim filed against it by certain holders of convertible bonds.

Trading on the Company shares (FR0013181864), the 2019 Convertible Bonds (FR0011357664) and the 2020 Convertible Bonds (FR0012739548), which has been suspended from November 13th, at 9:00am, will resume as from November 14th, 2017, at 9:00am.

Suspension of trading shares request on November 13, 2017

Paris, France – November 10, 2017

The general meeting of CGG which will be held on November 13, 2017 being crucial for the current restructuring process of CGG, the Company will ask for suspension of trading on the Company’s shares (ISIN : FR 0013181864), the 2019 Convertible Bonds (ISIN : FR 0011357664) and the 2020 Convertible Bonds (ISIN : FR 0012739548) from November 13, 2017, at 9am, until the close of the Paris and New York Stock exchanges.

Update of the voting form

Paris, France – November 7, 2017

CGG updated its voting form for the purpose of the extraordinary general meeting convened on second notice on November 13, 2017 (available via the following link), which states that, to be taken into account, it must be received by BNP PARIBAS SECURITIES SERVICES, CTS Assemblées, Grands Moulins de Pantin – 93761 PANTIN Cedex by 3:00 p.m. (Paris time) on November 10, 2017 at the latest.

The shareholders of CGG are invited to mobilize to participate in the general meeting to be held on November 13, 2017 (in accordance with the terms specified in the second convening notice published in the BALO No. 132 dated November 3, 2017, which include inter alia the use of the voting form).

The Commercial court of Paris set on November 20, 2017 the date of the hearing to examine the draft safeguard plan

Paris, France – November 6, 2017

During today’s hearing, in order to take into account the extraordinary general meeting of the shareholders of CGG convened on second notice on November 13, 2017, the Commercial Court of Paris decided to postpone to November 20, 2017 the examination of the draft safeguard plan of CGG and the claim filed against it by certain holders of Convertible Bonds. The more detailed indicative timetable of the financial restructuring will be updated as soon as possible following the date on which the Commercial court of Paris announces the date of the judgement.

It is reminded that the vote of the extraordinary general meeting on the resolutions required to implement the financial restructuring plan is a decisive step for the future of the company. It is therefore essential that the shareholders mobilize to participate in the general meeting to be held on November 13, 2017 (in accordance with the terms specified in the second convening notice published in the BALO No. 132 dated November 3, 2017).

The elements relating to the extraordinary general meeting convened on second notice on November 13, 2017 are available on the company’s website via the following link Shareholders Meeting 2017.

Notification of share ownership threshold crossed

Paris, France – November 3, 2017

At the request of the French Autorité des Marchés Financiers, the Company states that today AMUNDI informed them that they had crossed below the 1% thresholds of CGG capital and voting rights.

The extraordinary general meeting will vote on the financial restructuring plan, on second notice on November 13th, 2017, due to a lack of quorum on first notice

Paris, France – October 31, 2017

CGG announces that a quorum of 22.48% of the share capital was present at the general meeting of shareholders held today, which allowed to vote on the ordinary part of the agenda, i.e. mainly approval of the 2016 accounts. However, such quorum did not allow the general meeting to vote on the resolutions required to implement the financial restructuring plan. Indeed, the required quorum for the extraordinary part of the general meeting on first notice is 25% of the share capital, and 20% on second notice.

Therefore, CGG, the creditors who support the proposed restructuring plan,and DNCA have agreed to maintain their undertakings, subject to the general meeting of shareholders being held no later than November 17th, 2017. Consequently, the general meeting of shareholders will be convened on second notice, on November 13th, 2017 at 11 am (at Dock Haussmann, 50, avenue du Président Wilson, 93200 La Plaine Saint-Denis), to vote on the resolutions required to implement the financial restructuring plan. A second convening notice relating to such general meeting will be published in the BALO n° 132 dated November 3rd, 2017. It is recalled that Bpifrance Participations (c. 9.35% of the share capital and 10.9% of the voting rights) and DNCA (c. 7.9% of the share capital and 7.8% of the voting rights) have undertaken to vote in favor of such resolutions. Proxies and postal votes issued to vote on the extraordinary part of the agenda of the general meeting dated October 31st, 2017 remain valid for the general meeting to be held on November 13th, 20178 .

Publication of the Q3 2017 results will also occur on November 13th, 2017.

Trading on the Company shares (FR0013181864), the 2019 Convertible Bonds (FR0011357664) and the 2020 Convertible Bonds (FR0012739548), which has been suspended from October 31st, at 9:00am, will resume as from November 1st, 2017, at 9:00am.

[8]	Subject to sales referred to in article R. 225-85 IV of the French commercial code.

CGG Delivers Final PSDM Products for Cairenn Multi-Client Survey in Ireland’s Porcupine Basin

Paris, France – October 30, 2017

CGG announces completion of the Pre-Stack Depth Migration (PSDM) of its Cairenn multi-client survey in the Porcupine Basin, west of Ireland. Cairenn is the first of a series of multi-client surveys that CGG has recently been acquiring in the area. PSDM products for its Galway survey will be delivered before the end of the year.

The data sets from both surveys have been processed through an advanced velocity modeling and depth imaging sequence, including multi-layer tomography and full-waveform inversion, to deliver outstanding results, with exceptional clarity and deep imaging quality, from the Triassic/Jurassic fault blocks, through the Cretaceous section and up to the Cenozoic reservoirs. Fast-track results from additional surveys in the area acquired in 2017 have already been delivered, with final PSDM products due in the second quarter of 2018.

Jean-Georges Malcor, CEO, CGG, said: “These new data sets deliver high-quality coverage west of Ireland, enhancing industry understanding and mapping of the multiple hydrocarbon plays being chased in this promising region. They reflect CGG’s commitment to invest in innovative imaging products to support the successful development of oil and gas resources in the Atlantic Margins.”

Example data from the Cairenn survey, showing exceptional clarity and quality of deep imaging (image courtesy of CGG Multi-Client & New Ventures).

Notification of share ownership threshold crossed

Paris, France – October 27, 2017

At the request of the French Autorité des Marchés Financiers, the Company states that today Dimensional Funds Advisors LLP informed them that they had crossed below the 1% thresholds of CGG capital and voting rights.

CGG Awarded Contract for Airborne Multi-Client Survey of Onshore and Offshore Licenses in Côte d’Ivoire

CGG to deploy Falcon Full Spectrum solution to acquire ~28,000 line km of gravity gradient data

Paris, France – 26 October 2017

CGG has been awarded a contract by Côte d’Ivoire’s Direction Générale des Hydrocarbures (DGH) and PETROCI, the national oil company, to acquire with its local partner, Harvex Geosolutions, a multi-client program of gravity, gravity gradiometry and magnetic data over the Republic’s onshore and shallow offshore basins.

The scheduled five-month program will deploy CGG’s new Falcon® Full Spectrum gravity solution, the industry’s most sensitive airborne gravity platform, to acquire approximately 28,000 line km of data over onshore and shallow offshore licenses, subject to industry pre-funding commitments. The contract includes an option to acquire a further 26,000 line km over the deepwater offshore licenses.

The Falcon Full Spectrum data will be interpreted with existing exploration data to provide details about the basin structure, the sediment thickness and the basement nature in order to help identify areas of mature source rock, reservoir deposition and prospective structures. With some acreage already licenced, this will allow current and future licence holders to better assess their blocks and de-risk future exploration expenditure.

Map showing locations of the proposed phases of the airborne multi-client program. (This map is not an authority on international boundaries).

The Falcon Full Spectrum solution from CGG Multi-Physics deploys its exclusive Falcon gravity gradiometer with its newly released sGrav gravity system to obtain a high-accuracy gravity signal over a broad bandwidth, significantly improving imaging at depth and increasing spatial resolution for near-surface geology. The system also concurrently collects magnetic data for identifying any igneous intrusions into the sedimentary section and providing further basement imaging.

Jean-Georges Malcor, CEO, CGG, said: “This program represents an important step for Cote d’Ivoire to open up further plays in both its onshore and offshore basins. CGG is pleased to work with DGH and PETROCI, through our partnership with Harvex Geosolutions, to help fast-track exploration programs in Côte d’Ivoire. Our Falcon Full Spectrum technology will provide valuable insight into basin structure and help focus future seismic acquisition and drilling programs over priority areas, reducing the cost of future exploration efforts.”

Availability of a securities note supplement to the prospectus approved by the AMF under visa no.17-551 on October 13th, 2017

Paris, France – October 17, 2017

CGG announces that, today, the Autorité des marchés financiers granted visa no.17-559 to the securities note supplement (the “Securities Note Supplement”) to the prospectus (in the French language) approved by the AMF under visa no.17-551 on October 13th, 2017, in connection with certain issuances provided for under the draft safeguard plan and the Chapter 11 plan in the context of the financial restructuring plan of CGG. The Securities Note Supplement supplements the prospectus and shall be read in conjunction with it.

This Securities Note Supplement describes the undertaking of Bpifrance Participations to vote in favor of the resolutions required to implement the financial restructuring plan, as well as the related undertakings made by the Company and certain of its creditors in the context of the safeguard proceedings.

The prospectus comprises the CGG registration document (document de référence), filed with the AMF on May 1, 2017 under number D.17-0486, the update of the Company’s registration document filed with the AMF on October 13, 2017 under number D.17-0486-A01, the securities note approved by the AMF on October 13, 2017 under visa no.17-551, the securities note supplement dated October 17th, 2017 approved by the AMF under visa no.17-559, and a summary of the prospectus (included in the securities note).

Copies of the prospectus can be obtained free of charge from the registered office of CGG, Tour Maine Montparnasse, 33 Avenue du Maine – 75015 Paris, the Company’s website (www.cgg.com) and the AMF website (www.amf-france.org).

Financial restructuring plan: favorable vote by long-standing shareholders

Paris, France – October 17, 2017

CGG has called a Combined General Meeting of its shareholders to be held October 319, 2017, notably with the aim of approving the resolutions required for the implementation of its financial restructuring plan.

Following commitments obtained from the Company and its creditors, Bpifrance has indicated that it will vote in favor of all resolutions required for the implementation of the financial restructuring plan. Bpifrance, through Bpifrance Participations, is a shareholder of CGG and holds 9.4% of its capital and 10.8% of its voting rights.

This decision falls within the scope of the undertakings entered into by CGG and certain creditors in the context of the safeguard procedure, giving specific emphasis to employment and the Group’s roots in France. Furthermore, CGG asked the Commercial Court of Paris to take these undertakings into account in its judgment sanctioning the plan. These commitments are described in detail in the securities note supplement dated October 17, 2017 supplementing the prospectus which received AMF approval number 17-551 on October 13, 2017, which is available on CGG’s website.

DNCA, holding approximately (i) 7.9% of CGG’s capital and 7.7% of its voting rights, (ii) 5.5% of the aggregate nominal amount of CGG’s senior notes and (iii) 20.7% of the aggregate nominal amount of CGG’s convertible bonds, also committed, under the Restructuring Support Agreement dated June 13, 2017, to vote in favor of the restructuring plan at the General Meeting.

Lastly, the financial restructuring plan was also adopted by an overwhelming majority (i) on July 28, 2017, as part of the safeguard procedure, by the committee of banks and financial institutions and by the general meeting of bondholders and (ii) on October 2, 2017, by the creditor classes entitled to vote on the chapter 11 plan in the United States.

[9]	Notice of shareholders’ meeting published on September 25, 2017 in the Bulletin des Annonces Légales Obligatoires (BALO) (number 115) and Convening notice published on October 10, 2017 in the BALO (number 123)

Communication of the independent appraiser’s report prepared as part of the contemplated financial restructuring of CGG SA

Paris, France –October 13, 2017

The report prepared by Ledouble SAS, appointed as independent appraiser to give an opinion on the fairness to the shareholders of the contemplated financial restructuring of CGG as a whole, is available on the website www.cgg.com.

The report prepared by Ledouble SAS concludes as follows:

« Following our work on valuing CGG shares and reviewing the financial terms and conditions of the Transaction, based on the assumption that the CGG Group continues as a going concern in its current structure, we believe the salient points for the Shareholders are as follows:

•	The Transaction, which will equitize more than €1.8 billion of debt, meets an immediate need to reduce the Group’s indebtedness, which is essential if it is to continue as a going concern.

•	The Group’s continuation as a going concern is contingent on:

•	A recovery in business and an improvement in margins, in accordance with Management’s Business Plan forecasts; and

•	At least a partial refinancing in the future to meet payments falling due with respect to the non-equitized Secured Debt and the unsubordinated second lien New Notes to be issued.

•	As regards the value range resulting from our valuation and the subordination of Shareholders ranking them after the Creditors, it appears that the Shareholders would have potentially lose their entire investment without a financial restructuring which is essential to the continuity of the Group’s operations.

•	The subscription prices of €3.12 and €10.26 for the Reserved Capital Increases for the Creditors, respectively the Senior Noteholders and the CB holders, show a premium over our multi-criteria valuation of CGG.

•	The $375 million issue of high-yield New Notes governed by the laws of New York State will be accompanied by the allotment of three classes of Warrants with an exercise price of €0.01, exercise of which will increase the dilution of CGG Shareholders. All of the impacts of these New Notes are included in our analysis of the Shareholders’ position.

•	Based on the CGG valuation range, our analysis of the Shareholders’ interest, pre- and post-Restructuring, shows that:

•	The Shareholders will not lose value based on the valuations of CGG that include a Business Plan execution risk, which lead to negative pre-Restructuring equity values;

•	A valuation based on share price as of May 11, 2017 could result in a loss of up to 60% for the Shareholders due to the high share price relative to CGG’s intrinsic value.

•	The Rights Issue, at a subscription price of €1.56, shows a discount to the multi-criteria valuation of CGG based on Management’s Business Plan; the discount disappears if we assume a delay in achieving the Business Plan forecasts. Shareholders not wishing to subscribe to the offering will be able to sell their Rights.

•	Shareholders will receive Warrants that, albeit out of the money at present and therefore excluded from our analysis, have a long exercise period.

In view of the current situation and the intrinsic value of the Group, we are of the opinion that the Transaction taken as a whole is fair to CGG Shareholders. »

Availability of a prospectus in connection with certain issuances provided for under the draft safeguard plan and the Chapter 11 plan in the context of the financial restructuring plan of CGG

Paris, France – October, 13 2017

CGG announces that, today, the Autorité des marchés financiers granted visa n°17-551 to the prospectus (in the French language) made available to the public in connection with:

•	the issuance and admission to trading on the regulated Euronext market in Paris (“Euronext Paris”) of up to 24,375,000 share subscription warrants (the “Warrants #1”) granted for free by CGG to all shareholders on the basis of one (1) Warrant #1 for one (1) existing share, which may result in the issuance of up to 32,500,000 new shares at the subscription price of €3.12 per new share;

•	the issuance and admission to trading on Euronext Paris of up to 37,524,400 new shares issued as part of an increase in share capital with removal of the shareholders’ preferential subscription rights, in favor of (i) the holders of bonds convertible and/or exchangeable for new or existing shares, bearing interest at the rate of 1.75% and maturing on January 1, 2020, issued by the Company on June 26, 2015 and (ii) the holders of bonds convertible into and/or exchangeable for new or existing shares, bearing interest at the rate of 1.25% and maturing on January 1, 2019, issued by the Company on November 20, 2012, that will be subscribed at their face value by way of set-off with the subscription price of €10.26 per new share;

•	the issuance and admission to trading on Euronext Paris of up to 496,794,900 new shares issued as part of a capital increase with removal of the shareholders’ preferential subscription rights, in favor of (i) the holders of high yield notes, bearing interest at the rate of 5.875% and maturing in 2020, issued by the Company on April 23, 2014, (ii) the holders of high yield notes, bearing interest at the rate of 6.5% and maturing in 2021, issued by the Company on May 31, 2011, January 20, 2017 and March 13, 2017 and (iii) the holders of high yield notes, bearing interest at the rate of 6.875% and maturing in 2022, issued by the Company on May 1, 2014, that will be subscribed at their face value by way of set-off with the subscription price of €3.12 per new share;

•	the admission to trading on Euronext Paris of up to 123,817,300 new shares, with a subscription price of €0.01 per new share, resulting from the exercise of up to 123,817,300 share subscription warrants (the “Warrants #3”), granted for free by the Company to the subscribers of new second lien notes governed by New York State law (the “New Notes”);

•	the admission to trading on Euronext Paris of up to 7,738,600 new shares, with a subscription price of €0.01 per new share, resulting from the exercise of up to 7,738,600 share subscription warrants granted for free by the Company to the members of the ad hoc committee of Senior Notes holders;

•	the admission to trading on Euronext Paris of up to 11,607,900 new shares, with a subscription price of €0.01 per new share, resulting from the exercise of up to 11,607,900 share subscription warrants granted for free by the Company to the persons committed to backstop the subscription of the New Notes and the Warrants #3, in accordance with the provisions of the private placement agreement dated June 26, 2017 ;

•	the admission to trading on Euronext Paris of the new shares to be issued upon exercise of the Warrants #1.

These transactions would be implemented in the context of the financial restructuring plan, the terms of which were announced on June 14, 2017 by the Company. The plan was approved on July 28, 2017 by a unanimous vote of the committee of banks and financial institutions, and by a majority of 93.5% of votes cast at the general meeting of bondholders. Furthermore, the various classes of creditors concerned by the Chapter 11 proceedings massively voted in favor of the Chapter 11 plan which was confirmed by the relevant US court on October 10, 2017 (the order should be entered in the next few days). The works council of the Company, also consulted with respect to the draft safeguard plan, rendered a favorable opinion at its meeting held on 2 October 2017.

The completion of the foregoing transactions remains subject to:

•	the approval by the Company’s extraordinary general meeting of shareholders which is scheduled to convene on October 31, 2017 of the resolutions required to implement the draft safeguard plan, in particular those relating to the share capital reduction by reducing the unit par value of the Company’s shares to €0.01;

•	the abovementioned share capital reduction being effectively carried out;

•	the sanctioning of the draft safeguard plan approved by both the committee of banks and assimilated creditors, and the sole general meeting of bondholders on July 28, 2017, by the Commercial Court of Paris; according to the current contemplated provisional timetable, the court should examine the request for the sanctioning of the draft safeguard plan on November 6, 2017;

•	confirmation by the relevant US Court of the “Chapter 11” plan and the recognition of the ruling sanctioning the draft safeguard plan within the framework of the “Chapter 15” proceedings the enforcement of which is not stayed;

•	the obtaining of the AMF visa on the prospectus relating to the issue, with shareholders’ preferential subscription rights, of new shares with warrants in an amount of c. 112 million euros (including share premium), priced at €1.56 per share, i.e. a nominal value of €0.01 and a share premium of €1.55 per new share, which share capital increase is tentatively scheduled to take place in December 2017, with settlement and delivery scheduled for January 2018.

•	the satisfaction of all conditions precedent provided for in the implementation documents of the restructuring, which includes notably the indenture of the new first lien notes, the indenture of the New Second Lien Notes and the new interest second lien notes, or the terms and conditions of the various warrants.

The prospectus comprises the CGG reference document (document de référence), filed with the Financial Markets Authority on May 1, 2017 under number D.17-0486, the update of the Company’s Reference Document filed with the AMF on October 13th, 2017under number D.17-0486-A01, the securities note (including a summary of the prospectus) under visa 17-551 dated October 13th, 2017, and a summary of the prospectus (attached to this press release). Copies of the prospectus can be obtained free of charge from the registered office of CGG, Tour Maine Montparnasse, 33 Avenue du Maine – 75015 Paris, the Company’s website (www.cgg.com) and the AMF website (www.amf-france.org).